Filed Pursuant to Rule 424(b)(5)

Registration No. 333-105092

Prospectus Supplement to Prospectus dated May 16, 2003

$200,000,000

OHIO CASUALTY CORPORATION

7.30% Senior Notes due 2014

Ohio Casualty Corporation is offering $200,000,000 principal amount of its 7.30% senior notes due 2014.

We will pay interest on the notes on June 15 and December 15 of each year. The first interest payment will be made on December 15, 2004. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. The notes will be redeemable prior to maturity, in whole at any time or in part from time to time, at our option, at the “make-whole” redemption prices described in this prospectus supplement.

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The notes will not be listed on any national securities exchange.

See “Risk Factors” beginning on page S-6 to read about factors you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	99.67%	$199,340,000
Underwriting discount	0.65%	$1,300,000
Proceeds, before expenses, to us	99.02%	$198,040,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June 29, 2004 and must be paid by the purchaser if the notes are delivered after June 29, 2004.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depositary Trust Company against payment in New York, New York on or about June 29, 2004.

Citigroup          Goldman, Sachs & Co.          Merrill Lynch & Co.

Banc of America Securities LLC

ING Financial Markets

KeyBanc Capital Markets

Prospectus Supplement dated June 24, 2004

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and in the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUPPLEMENT

PROSPECTUS

i

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all the information you should consider. You should read this entire prospectus supplement and the accompanying prospectus carefully, including without limitation, the documents incorporated by reference in this prospectus supplement or the accompanying prospectus, the section entitled “Risk Factors” beginning on page S-6 and the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page S-92. In this prospectus supplement and in the accompanying prospectus, unless the context requires otherwise: (a) “OCC,” “Ohio Casualty,” and “we,” “us” and “our” refer to Ohio Casualty Corporation, (b) “The Group” refers to the six direct and indirect insurance subsidiaries of OCC, (c) “OCIC” refers to The Ohio Casualty Insurance Company, (d) “West American” refers to West American Insurance Company, (e) “Ohio Security” refers to Ohio Security Insurance Company, (f) “American Fire” refers to American Fire and Casualty Company, (g) “Avomark” refers to Avomark Insurance Company and (h) “OCNJ” refers to Ohio Casualty of New Jersey, Inc.

Our Company

We are a holding company that engages, through our direct and indirect subsidiaries, primarily in the business of property and casualty insurance offered through independent agents. Our insurance subsidiaries include The Ohio Casualty Insurance Company, West American Insurance Company, Ohio Security Insurance Company, American Fire and Casualty Company, Avomark Insurance Company, and Ohio Casualty of New Jersey, Inc. These six insurance companies form the Ohio Casualty Group. We were incorporated in Ohio on August 25, 1969. With our predecessors, we have been engaged in the property and casualty insurance business since 1919.

Through our insurance subsidiaries, we provide a wide range of commercial, specialty and personal property and casualty insurance products to businesses, individuals, associations and government agencies in targeted geographic regions. The commercial lines business, or Commercial Lines, which accounted for 58.3% and 55.0% of net premiums written in the first quarter of 2004 and the year ended December 31, 2003, respectively, includes commercial multi-peril, general liability, workers’ compensation, commercial automobile and property, including fire and allied lines. The specialty lines business, or Specialty Lines, which accounted for 9.6% and 11.4% of the net premiums written in the first quarter of 2004 and the year ended December 31, 2003, respectively, includes commercial umbrella and fidelity and surety. The personal lines business, or Personal Lines, which accounted for 32.1% and 33.6% of net premiums written in the first quarter of 2004 and in the year ended December 31, 2003, respectively, primarily includes personal automobile and homeowners’ insurance sold to individuals.

We distribute our products through independent agents. Given our sole focus on independent agent distribution, we continue to emphasize and implement strategies that further improve agent productivity and penetration levels. As of March 31, 2004, we had an active relationship with approximately 5,100 agents. In 2003, key agents, which refers to certain agents that meet established profitability and production targets, generated 38.3% of gross premiums written.

Our Strategy

In September 2003, we announced our corporate strategic plan for the 2004-2006 time frame. The plan brings together five broad objectives to help achieve our vision of being a leading super regional property and casualty carrier providing a broad range of products and services through independent agents and brokers. These broad objectives include the ability to generate above market real growth, produce competitive loss ratios, create a competitive expense structure, achieve a competitive return on equity and improve credit ratings and financial flexibility. We believe that we will be able to achieve our objectives through strong agency relationships, especially with key agents, and technology platforms that will provide superior operating flexibility. Technology is being leveraged to make it easier for agents to do business with the Group and to increase pricing and improve underwriting.

Recent Developments

In May 2004, we announced a reorganization of our senior management. Elizabeth M. Riczko, formerly our Executive Vice President and Chief Operating Officer of Personal Lines, was named President of Insurance Operations, a newly created position. Michael A. Winner, formerly our Senior Vice President, Finance and Controller was named Executive Vice President and Chief Financial Officer. Mr. Winner replaced Donald F. McKee who left us to pursue other business opportunities. Derrick D. Shannon succeeded Ms. Riczko and was named Senior Vice President of Personal Lines. Mr. Shannon had previously served as our Vice President of Personal Lines product management. We believe the new organization will strengthen our capabilities in several key areas, including underwriting and marketing.

Principal Executive Office

Our principal executive office is located at 9450 Seward Road, Fairfield, Ohio 45014. Our telephone number is (513) 603-2400.

THE OFFERING

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Securities offered	$200,000,000 principal amount of 7.30% senior notes due 2014.

Initial public offering price	7.30% per note plus accrued interest, if any, from June 29, 2004.

Interest	Interest on the notes will be payable on each June 15 and December 15, beginning December 15, 2004.

Maturity	The notes will mature on June 15, 2014.

Ranking	The notes are unsecured obligations and will rank equally with all of our other unsecured and senior indebtedness from time to time outstanding.

Optional Redemption

The notes will be redeemable prior to maturity, in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of 100% of the principal amount of the notes to be redeemed and a “make-whole” amount described under “Description of the Notes—Optional Redemption” in this prospectus supplement plus, in each case, accrued and unpaid interest on such notes to the date of redemption.

Covenants

The indenture under which the notes will be issued contains covenants that limit our ability to engage in mergers, consolidations or sales of all or substantially all of our assets, restrict the disposition of stock of designated subsidiaries and limit liens on the stock of designated subsidiaries in specified circumstances.

Use of proceeds

We intend to use the net proceeds principally to repay a portion of the $201,250,000 aggregate principal amount of the OCC 5.00% Convertible Notes due March 19, 2022. We may also use the net proceeds to repurchase shares of our common stock in an amount up to the equivalent number of shares to be issued if holders of our Convertible Notes elect to convert their Convertible Notes into shares of our common stock in accordance with the terms of our Convertible Notes. Until the funds are needed for such purposes, we intend to invest the net proceeds in taxable fixed income securities.

Listing	The notes will not be listed on any national securities exchange.

Risk factors	See “Risk Factors” beginning on page S-6 for a discussion of factors you should consider before investing in the notes.

Summary Historical Consolidated Financial and Operating Data

The following summary historical consolidated financial and operating data for the years ended December 31, 2003, 2002 and 2001 and the three-month periods ended March 31, 2004 and 2003 should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement and our financial statements and the related notes which are included in our Annual Report on Form 10-K for the year ended December 31, 2003 and the Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which are incorporated by reference in this prospectus supplement. See “Where You Can Find Additional Information.” In the opinion of management, our unaudited interim consolidated financial and operating data includes all adjustments considered necessary for a fair presentation of the financial information. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(in millions except per share data)
(all amounts are in accordance with GAAP unless otherwise noted)	(unaudited)			(audited)
Statement of Operations Data:
Premiums and finance charges earned	$361.1	$349.3	$1,424.4	$1,450.5	$1,506.7
Investment income less expenses	50.5	53.2	208.7	207.1	212.4
Investment gains realized, net	3.7	19.3	35.9	45.2	182.9

Total revenues	415.3	421.8	1,669.0	1,702.8	1,902.0
Total expenses	385.4	392.0	1,561.4	1,709.5	1,775.6
Income (loss) from operations	20.8	19.9	75.8	(0.9)	98.6

Cumulative effect of accounting change	(1.6)	—	—	—	—

Net income (loss)	19.2	19.9	75.8	(0.9)	98.6

Income (loss) after taxes per average share outstanding—diluted
Income (loss) from continuing operations	0.34	0.33	1.24	(0.01)	1.64
Cumulative effect of accounting changes	(0.03)	—	—	—	—

Net income (loss)	0.31	.33	1.24	(0.01)	1.64

Average shares outstanding—diluted	62.1	61.0	61.3	61.3	60.2

Total assets	5,349.4	4,828.0	5,168.9	4,779.0	4,524.6
Total debt	198.0	198.2	198.0	198.3	210.2
Shareholders’ equity	1,234.7	1,068.2	1,145.8	1,058.7	1,080.0
Book value per share	20.17	17.58	18.80	17.43	17.97
Property and Casualty Operations
Net premiums written[1]	364.0	352.2	1,441.6	1,448.6	1,472.2
Net premiums earned	361.1	349.3	1,424.4	1,450.5	1,506.7
Statutory policyholders’ surplus[2]	887.8	733.8	867.6	725.7	767.5
Balance Sheet Data:
Total investments	3,876.8	3,510.2	3,747.7	3,502.1	3,315.9
Cash	17.3	20.8	16.5	12.4	37.5
Total assets	5,349.4	$4,828.0	$5,168.9	$4,779.0	$4,524.6
Liabilities
Insurance reserves:
Losses	$2,226.3	$2,012.2	$2,163.7	$1,978.8	$1,746.8
Loss adjustment expenses	467.0	460.3	464.1	454.9	403.9
Unearned premiums	707.4	675.9	703.0	668.7	666.8
Debt	198.0	198.2	198.0	198.3	210.2
Total liabilities	4,114.7	3,759.8	4,023.1	3,720.3	3,444.6
Total shareholders’ equity	1,234.7	1,068.2	1,145.8	1,058.7	1,080.0

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001
Other Financial Data:
Statutory loss ratio[3]	54.0%	59.6%	59.7%	62.2%	66.5%
Statutory loss adjustment expense ratio[4]	10.6%	13.6%	12.3%	15.7%	13.4%
Statutory underwriting expense ratio[5]	36.1%	35.6%	34.1%	34.9%	35.4%
Statutory combined ratio[6]	100.7%	108.8%	106.1%	112.8%	115.3%

[1]	Net premiums written are premiums for all policies sold during a specific accounting period less premiums returned.
[2]	Statutory policyholders’ surplus is equal to an insurance company’s admitted assets minus liabilities.
[3]	Statutory loss ratio measures net losses incurred as a percentage of net premiums earned.
[4]	Statutory loss adjustment expense ratio measures loss adjustment expenses as a percentage of net premiums earned.
[5]	Statutory underwriting expense ratio measures underwriting expenses as a percentage of net premiums written.
[6]	Statutory combined ratio measures the percentage of premium dollars used to pay insurance losses, loss adjustment expenses and underwriting expenses.

RISK FACTORS

An investment in our notes involves a degree of risk. You should consider carefully these risk factors and also refer to the other information provided in this prospectus supplement and the accompanying prospectus, including our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement and our financial statements and the related notes which are included in our Quarterly Report on Form 10-Q for the period ended March 31, 2004 and our Annual Report on Form 10-K for the year ended December 31, 2003, which are incorporated by reference in this prospectus supplement, as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to the Notes

Because OCC is a holding company, the notes will be structurally subordinated to the obligations of our subsidiaries.

We are a holding company whose assets primarily consist of the shares of our subsidiaries. Because we are a holding company, holders of the notes will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings. The notes will be unsecured and unsubordinated obligations and will:

•	rank equal in right of payment with all our other unsecured and unsubordinated indebtedness, including other senior unsecured indebtedness issued under the indenture under which the notes will be issued;

•	be effectively subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness;

•	be effectively subordinated to all existing and future obligations (including insurance obligations) of our subsidiaries; and

•	not be guaranteed by any of our subsidiaries.

At March 31, 2004, the aggregate amount of our outstanding consolidated indebtedness was $205.1 million, of which $3.8 million was secured and all other unsecured indebtedness would rank equal in right of payment with the notes. All obligations (including insurance obligations) of our subsidiaries would be effectively senior to the notes. At March 31, 2004, the consolidated obligations of our subsidiaries reflected on our balance sheet were approximately $3,909.6 million.

The indenture under which the notes will be issued will contain only limited protection for holders of the notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction in the future.

The indenture under which the notes will be issued may not sufficiently protect holders of notes in the event we are involved in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. The indenture will not contain any provisions restricting our or any of our subsidiaries’ ability to:

•	incur additional debt, including debt senior in right of payment to the notes;

•	pay dividends on or purchase or redeem capital stock;

•	sell assets (other than certain restrictions on our ability to consolidate, merge or sell all or substantially all of our assets and our ability to sell the stock of certain subsidiaries);

•	enter into transactions with affiliates;

•	create liens (other than certain limitations on creating liens on the stock of certain subsidiaries) or enter into sale and leaseback transactions; or

•	create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

Additionally, the indenture will not require us to offer to purchase the notes in connection with a change of control or require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth.

An active trading market for the notes may not develop.

The notes are a new issue of securities and there is currently no public market for the notes. We do not intend to apply for listing of the notes on any securities exchange or any quotation system. Although the underwriters have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue any market making activities at any time without notice. We cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their notes or the price at which holders of the notes will be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, the market for similar securities, our performance, credit agency ratings and other factors.

Risks Relating to OCC

Our success depends upon our ability to underwrite risks accurately and to charge adequate rates to policyholders.

Our operating performance and financial condition depend on our ability to underwrite and set rates accurately for a full spectrum of risks. Rate adequacy is necessary to generate sufficient premiums to offset losses, loss adjustment expense and underwriting expenses and to earn a profit. If we fail to assess accurately the risks that we assume, we may fail to establish adequate premium rates, which could reduce income and have a material adverse effect on our operating results or financial condition.

In order to price accurately, we must collect and properly analyze a substantial volume of data; develop, test and apply appropriate rating formulae; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result, to price accurately, is subject to a number of risks and uncertainties, including, without limitation:

•	availability of sufficient reliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties inherent in estimates and assumptions, generally;

•	selection and application of appropriate rating formulae or other pricing methodologies;

•	our ability to innovate in the future as new or improved pricing strategies emerge;

•	unanticipated court decisions, legislation or regulatory action;

•	ongoing changes in our claim settlement practices, which can influence the amounts paid on claims;

•	changes in consumer and claimant behavior, which could adversely affect both frequency and severity of claims;

•	changing auto driving patterns, which could adversely affect both frequency and severity of claims;

•	unexpected inflation in the medical sector of the economy, resulting in increased workers compensation, bodily injury and personal injury protection claim severity; and

•	unanticipated inflation in auto repair costs, auto parts prices and used car prices, adversely affecting auto physical damage claim severity.

Such risks may result in our pricing being based on inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies, and may cause us to incorrectly estimate future changes in the frequency or severity of claims. As a result, we could underprice risks, which would negatively affect our margins, or we could overprice risks, which could reduce our volume and competitiveness. In either event, our operating results and financial condition could be materially adversely affected.

If our subsidiaries are unable to pay dividends to us, then we may be unable to meet our financial obligations.

We are a holding company and a legal entity separate and distinct from our insurance company subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other distributions from our insurance company subsidiaries. State insurance laws limit the ability of our insurance subsidiaries to pay dividends and require our insurance subsidiaries to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance subsidiaries need to maintain financial strength ratings, which requires us to sustain capital levels in those subsidiaries. These restrictions affect the ability of our insurance company subsidiaries to pay dividends and use their capital in other ways. Our rights to participate in any distribution of assets of our insurance company subsidiaries are subject to prior claims of policyholders and creditors (except to the extent that our rights, if any, as a creditor are recognized). Consequently, our ability to pay debt services on the notes offered hereby and our other indebtedness, as well as our ability to pay expenses and cash dividends to our shareholders, may be limited.

The following factors could adversely affect the ability of our insurance subsidiaries to pay dividends:

Legal Restrictions

Our insurance subsidiaries are domiciled in Ohio and Indiana. Applicable Ohio and Indiana laws provide that an insurer domiciled in either of these states must obtain the prior approval of the state’s insurance department for the declaration or payment of any dividend if:

•	the dividend, together with other distributions made within the preceding twelve months, would exceed the greater of:

•	10% of the insurer’s surplus as of the preceding December 31st; or

•	100% of the insurer’s net income for the twelve-month period ending the preceding December 31st, in each case determined in accordance with statutory accounting practices; or

•	the dividend would be paid from any source other than earned surplus.

Earned surplus is defined as an insurer’s adjusted unassigned funds determined in accordance with statutory accounting practices. These limitations could adversely affect the ability of our insurance subsidiaries to pay dividends to us.

Indiana and Ohio insurance laws permit insurance companies to dividend either (1) up to 100% of the prior year net income or (2) 10% of policyholder surplus as of the prior year-end, whichever is greater, without restriction or prior approval from the Ohio and Indiana insurance departments. Based on the policyholder surplus test, dividend payments we may receive from our insurance subsidiaries are limited to approximately $86.8 million during 2004, of which $30.0 million has been paid and $30.0 million has been approved for payment on June 28, 2004. Additional restrictions may result from the minimum surplus requirements in our credit agreement dated July 31, 2002. For a description of our credit facility see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Financial Strength—Debt.”

Uncollectible or Inadequate Reinsurance

Reinsurance is a contract by which one insurer, called a reinsurer, agrees to cover a portion of the losses incurred by a second insurer in the event a claim is made under a policy issued by the second insurer. Our insurance subsidiaries obtain reinsurance to help manage their exposure to property and casualty risks. Additionally, The Great American Insurance Company, or Great American, has agreed to maintain reinsurance on the commercial lines business that we acquired from Great American in 1998 for loss dates prior to December 1, 1998.

Although a reinsurer is liable to our insurance subsidiaries according to the terms of the reinsurance policy, the insurance subsidiaries remain primarily liable as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of our insurance subsidiaries to pay all claims, and each insurance subsidiary is subject to the risk that one or more of its reinsurers will be unable or unwilling to honor its obligations.

Our insurance subsidiaries, except for OCNJ, pool their underwriting results, including reinsurance, which means that their insurance operations are aggregated and then reallocated among the participating insurers. Accordingly, if the reinsurance obtained by one of our insurance subsidiaries, or the reinsurance obtained by Great American related to the acquired commercial lines business, proves uncollectible or inadequate, then the operating results and financial condition of all of our insurance subsidiaries in the reinsurance pool will be adversely affected, as well as the resulting ability of those insurance subsidiaries to pay dividends to us.

Our insurance subsidiaries cannot guarantee that their reinsurers will pay in a timely fashion, if at all. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years.

Additionally, the availability and cost of reinsurance are subject to prevailing market conditions beyond our control. For example, the terrorist attacks of September 11, 2001 had a significant impact on the reinsurance market. Some of the reinsurance contracts of our insurance subsidiaries include coverage for acts of terrorism. Instead of being unlimited as in the past, however, terrorism coverage in 2004 contracts has been modified to exclude or limit coverage.

If one of our insurance subsidiaries is unable to obtain adequate reinsurance at commercially reasonable rates, then that insurance subsidiary would have to either bear an increased risk in net exposures or reduce the level of its underwriting commitments. Either of these potential developments could have a material adverse effect upon the business volume and profitability of the subsidiary, thereby limiting the ability of the subsidiary to pay dividends.

Catastrophe Losses

Our insurance subsidiaries have experienced, and are expected in the future to experience, catastrophe losses. It is possible that a catastrophic event or a series of catastrophic events could have a material adverse effect on the operating results and financial condition of the insurance subsidiaries, thereby limiting the ability of the insurance subsidiaries to pay dividends.

Various events can cause catastrophes, including hurricanes, windstorms, earthquakes, hail, terrorism, explosions, severe winter weather and fires. The frequency and severity of these catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposures in the area affected by the event and the severity of the event. Although catastrophes can cause losses in a variety of property and casualty lines, most of the catastrophe-related claims of our insurance subsidiaries are related to homeowners’ and commercial property coverages.

Our insurance subsidiaries seek to reduce their exposure to catastrophe losses through their underwriting strategies and the purchase of catastrophe reinsurance. Nevertheless, reinsurance may prove inadequate if:

•	a major catastrophic loss exceeds the reinsurance limit; or

•	an insurance subsidiary incurs a high frequency of smaller catastrophic loss events which, individually, fall below the subsidiary’s retention level.

Claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our ability to write new business also could be affected. We believe that increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future. In addition, from time to time, legislation is passed that has the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation prohibiting insurers from adopting terrorism exclusions or withdrawing from catastrophe-prone areas. Governmental regulation of this type is discussed below under the risk factors “—War, Terrorism and Political Instability” and “Risks Related to the Insurance Industry—Insurance companies are subject to extensive governmental regulation and the unpredictability of court decisions.”

War, Terrorism and Political Instability

As a property and casualty insurer, we may have substantial exposure to losses resulting from acts of war, acts of terrorism and political instability. These risks are inherently unpredictable, although recent events may lead to increased frequency and severity. It is difficult to predict their occurrence with statistical certainty or to estimate the amount of loss an occurrence will generate.

In addition, on November 26, 2002, Congress enacted the Terrorism Risk Insurance Act of 2002, or TRIA, which requires mandatory offers of terrorism coverage to all commercial policyholders, including workers’ compensation and surety policyholders. TRIA provides that in the event of a terrorist attack on behalf of a foreign interest resulting in insurance industry losses of $5 million or greater, the U.S. government will provide funding to the insurance industry on an annual aggregate basis of 90% of covered losses up to $100 billion. Each insurance company is subject to a deductible, which is a percentage of that company’s direct earned premiums for the prior year, and this percentage increases in each of the three calendar years covered by TRIA, 2003 to 2005. In 2004, our deductible is estimated to be $108 million. Under TRIA, our deductible is calculated as a percentage of our direct earned premium for covered lines of business.

We believe that we have reduced our exposure to terrorism risk by focusing our commercial lines business on small-to-medium-sized businesses and monitoring the aggregate exposure in large urban areas with highly visible targets. We also believe that we have secured enough reinsurance coverage to cover potential claims. Nevertheless, because of the unavailability of, or limitations on, reinsurance for these risks, we will continue to be exposed to commercial losses that arise from terrorism. Moreover, any future attacks would significantly adversely affect general economic, market and political conditions, potentially increasing other risks in our business. We cannot assess the effects of future terrorist attacks and any ensuing responsive actions on our business at this time, but they could be material.

Inadequate Loss Reserves

Our insurance subsidiaries maintain loss reserves to provide for their estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. If these loss reserves prove inadequate, then the insurance subsidiary’s operating results and financial condition will be adversely affected, including its ability to pay dividends.

Reserves do not represent an exact calculation of liability. Instead, reserves represent estimates, generally involving actuarial projections at a given time, of what our insurance subsidiaries expect the ultimate settlement and adjustment of claims will cost, net of salvage and subrogation. Estimates are based on assessments of known facts and circumstances, estimates of future trends in claims severity and frequency, changing judicial theories of liability and other factors. These variables are affected by both internal and external events, including changes in claims handling procedures, economic inflation, unpredictability of court decisions, plaintiffs’ expanded theories of liability, risks inherent in major litigation and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, significant reporting lags may exist between the occurrence of an insured event and the time it is actually reported. Our insurance subsidiaries adjust their reserve estimates regularly as experience develops and further claims are reported and settled.

Because the establishment of reserves is an inherently uncertain process involving estimates of future losses, previously established reserves may prove inadequate in light of actual experience. There are several types of insurance coverage provided by our insurance subsidiaries where the establishment of loss reserves is particularly difficult:

•	umbrella and excess liability losses, which are particularly affected by significant delays in the reporting of claims, relatively large amounts of insurance coverage, unpredictability of court decisions and plaintiffs’ expanded theories of liability;

•	asbestos and environmental losses, which are particularly affected by significant delays in the reporting of claims, unpredictability of court decisions, plaintiffs’ expanded theories of liability, risks of major litigation and legislative developments; and

•	construction defect losses, which are particularly affected by complexity of multiple party involvement and unpredictability of court decisions and plaintiffs’ expanded theories of liability.

Our insurance subsidiaries reflect adjustments to their reserves in the results of the periods in which their estimates are changed. For example, in 2003, 2002 and 2001, our insurance subsidiaries added $34.1 million, $84.4 million and $58.5 million, respectively, to reserves for loss development on prior years’ business. Reserve adjustments can result in an increase in liabilities and, consequently, a decrease in statutory surplus available for the payment of dividends.

Downgrade by a Rating Agency

Claims-paying and financial strength ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Each rating agency reviews its ratings periodically. A downgrade in the ratings of one of our insurance subsidiaries by a recognized rating agency could result in a substantial loss of business for that subsidiary if agents or policyholders move to other companies with higher claims-paying and financial strength ratings. This loss of business could have a material adverse effect on the results of operations and financial condition of that subsidiary and the resulting ability of that subsidiary to pay dividends. Our subsidiaries are currently rated by A. M. Best Company, or A.M. Best, Fitch Inc., or Fitch, Moody’s Investor Services, or Moody’s, and Standard & Poor’s Rating Services, or Standard & Poor’s.

During the past four years, A.M. Best and Standard & Poor’s have successively downgraded their financial strength ratings of our insurance subsidiaries. A.M. Best ratings currently range from “A++” (Superior) to “F” (In Liquidation), and include 10 separate ratings categories. Within these categories, “A++” (Superior) and “A+” (Superior) are the highest, followed by “A” (Excellent) and “A-” (Excellent). Publications of A.M. Best indicate that the “A” and “A-” ratings are assigned to those companies that, in A.M. Best’s opinion, have demonstrated excellent overall performance when compared to the standards established by A.M. Best and have demonstrated a strong ability to meet their obligations to policyholders over a long period of time. The A.M. Best rating for our insurance subsidiaries moved from “A+” to “A” in 2000 and from “A” to “A-” in 2001. In September 2002, A.M. Best affirmed our rating of “A-” and issued a positive outlook. In December 2003, A.M. Best affirmed our rating of “A-” and assigned a stable outlook on the rating.

Fitch’s ratings for insurance companies range from “AAA” to “D,” and include 12 different rating categories. Fitch may apply either a plus (+) or a minus (-) sign in each generic rating classification from “AA” to “CCC.” The plus (+) sign indicates that the obligation ranks in the higher end of its generic rating category; the minus (-) sign indicates a ranking in the lower end of that generic rating category. Publications of Fitch indicate that “A” ratings are assigned to those companies that have demonstrated strong financial security. On January 21, 2004, Fitch assigned a financial strength rating of “A-” to the Group and also affirmed its “BBB-” senior debt and long term issuer ratings.

Moody’s ratings for insurance companies range from “Aaa” to “C,” and include 9 different ratings categories. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from “Aa”

through “Caa.” The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Publications of Moody’s indicate that “A” ratings are assigned to those companies that have demonstrated good financial security. In 2001, Moody’s affirmed its “A2” rating of our insurance subsidiaries and issued a stable outlook. In November 2002, Moody’s downgraded our insurance subsidiaries’ “A2” rating to “A3” and issued a stable outlook. In June 2003, Moody’s affirmed the “A3” rating and issued a stable outlook.

Standard & Poor’s ratings for insurance companies currently range from “AAA” (Extremely Strong) to “R” (Under Regulatory Supervision), and include 10 different ratings categories. Standard & Poor’s may apply either a plus (+) or minus (-) sign in each generic rating classification from “AA” to “CCC.” The plus (+) sign indicates that the obligation ranks in the higher end of its generic rating category; the minus (-) sign indicates a ranking in the lower end of that generic rating category. Publications of Standard & Poor’s indicate that an insurer rated “BBB” or higher is regarded as having financial security characteristics that outweigh any vulnerabilities, and is highly likely to have the ability to meet financial commitments. The Standard & Poor’s rating for our insurance subsidiaries moved from “A+” to “BBB+” in 2000 and from “BBB+” to “BBB” in 2001. In October 2002, Standard & Poor’s revised its outlook to negative from stable. In the first quarter of 2004 Standard & Poor’s changed its outlook from negative to stable and affirmed the ratings of our insurance subsidiaries.

The above ratings do not include OCNJ, which is unrated. We cannot guarantee that the previous downgrades, or any future downgrades, will not have a material adverse effect upon our business in the future.

Fluctuations in Value and Income of the Group’s Investment Portfolio

Fluctuations in the value of our investment portfolio could adversely affect the financial position of our insurance subsidiaries and their resulting ability to pay dividends.

Our investment portfolio includes equity investments that are more volatile than fixed income investments. The equity portfolio was approximately 9% of total invested assets at both March 31, 2004 and December 31, 2003. The portfolio was diversified across 45 separate entities in 35 different industries at March 31, 2004. As of March 31, 2004 and December 31, 2003, 31.7% and 32.3%, of our equity portfolio was invested in five companies and the largest single position was 7.7% and 8.1%, respectively, of the equity portfolio. Our cost basis in some of our stock holdings is very low, creating a significant unrealized gain in the portfolio, which could lead to a significant cash outflow for taxes upon disposition. Equity securities are marked to fair value on the balance sheet. As a result, shareholders’ equity and statutory surplus fluctuate with changes in the value of the equity portfolio. The effects of future stock market volatility are managed by maintaining an appropriate ratio of equity securities to shareholders’ equity and statutory surplus.

Our investment portfolio also includes investments in corporate and municipal bonds, mortgage-backed securities and other fixed income securities. The fair market value of these assets generally increases or decreases in an inverse relationship with fluctuations in interest rates. The interest income realized from future investments in fixed income securities will increase or decrease directly with fluctuations in interest rates. At March 31, 2004 and December 31, 2003, approximately 24.1% and 26.7%, respectively, of our total investment portfolio was invested in mortgage-backed securities. These investments carry the risk that cash flows from the underlying mortgages will be received faster or slower than originally anticipated. Faster repayment creates a risk that we will have to reinvest the repaid funds at a lower interest rate than the original investment. Slower repayments, which typically occur when interest rates rise, could decrease the value of the investment as the receipt of anticipated cash flows is delayed.

At March 31, 2004 and December 31, 2003, 3.1% and 3.3%, respectively, of our available-for-sale fixed maturity portfolio was invested in below investment grade securities. The risk of default by borrowers which issue below investment grade securities is significantly greater because these borrowers are often highly leveraged and more sensitive to adverse economic conditions, including a recession or a sharp increase in interest rates. Additionally, these securities are generally unsecured.

We also have exposure to losses resulting from potential volatility in interest rates. The impact of interest rate fluctuations relating to our fixed income investment portfolios is modeled quarterly and reviewed regularly. The following table illustrates the hypothetical effect on our portfolio value of an increase in interest rates of 100 basis points (1%) on fixed income maturity at March 31, 2004, and December 31, 2003, 2002 and 2001.

	Market Value
	Estimated Fair Value	Adjusted Value
	(in millions)
March 31, 2004	$3,504	$3,332
December 31, 2003	$3,376	$3,223
December 31, 2002	$3,140	$2,998
December 31, 2001	$2,772	$2,633

If the Group is unable to maintain its relationship with its key agents or is unable to attract additional agents, our business and results of operations could be adversely affected.

Our future success will depend, in large part, upon the efforts of our independent agents. The Group is represented by approximately 3,000 independent insurance agencies with over 5,100 agents. Certain agencies that meet established profitability and production targets are eligible for “key agent” status. At March 31, 2004 and December 31, 2003, these agencies represented 15.9% and 16.2%, respectively, of the Group’s total agency force and wrote 39.8% and 38.3%, respectively, of its book of business. The policies placed by key agents have consistently produced a lower statutory loss ratio for the Group than policies placed by other agents. In addition, as we expand our business, we may need to expand our network of agencies to successfully market our products. We will need to recruit and retain additional independent agents, but we may not be able to do so. If the Group was unable to maintain its relationships with its key agents or if certain key agents no longer marketed and sold its products and if they were unsuccessful in recruiting and retaining additional agents, our book of business would likely decline and our results of operations would be adversely affected.

If our new technology for issuing and maintaining insurance policies does not work as intended, it could damage our relationship with our agent network.

Our agents want a cost effective, timely and simple system for issuing and maintaining insurance policies. In 2001, we introduced into limited operation, after more than three years of development, the Policy Administration Rating and Issuance System (“P.A.R.I.S.SM”). P.A.R.I.S.SM provides a proprietary internet interface for upload and download of information with our agents for transactions such as billing inquiries and loss inquires. By the end of 2004, further development of P.A.R.I.S. SM is expected to allow agents to issue policies and process endorsements. As such, P.A.R.I.S. SM is the cornerstone in our strategy of focusing on superior agent service. The success of our strategic plan depends in part on our ability to provide our agents with the technological advantages of P.A.R.I.S.SM. We plan to begin the roll out of P.A.R.I.S.SM for the personal lines and specialty lines segments in 2005. If P.A.R.I.S. SM does not work as expected, or if it fails to satisfy agents’ needs, we may lose agents to insurers with preferred technologies.

We reported a net loss in 2002. We cannot guarantee that we will be able to maintain profitability in the future.

Our failure to maintain profitability will adversely affect our ability to meet our financial obligations. Although we reported a net loss before net realized gains and losses of $30.3 million or $(0.49) per share for 2002, we reported a net income before net realized gains and losses of $52.5 million or $0.86 per share in 2003.

Our insurance subsidiaries are subject to minimum capital and surplus requirements that could result in a regulatory action if we fail to meet these requirements.

Our insurance subsidiaries are subject to minimum capital and surplus requirements imposed under the laws of Ohio and Indiana. Any failure by one of our insurance subsidiaries to meet the minimum capital and surplus requirements imposed by applicable state law will subject it to corrective action, including requiring the adoption of a comprehensive financial plan, examination and the issuance of a corrective order by the applicable state insurance department, revocation of its license to sell insurance products or placing of the subsidiary under state regulatory control. Any new minimum capital and surplus requirements adopted in the future may require us to increase our capital and surplus levels, which we may be unable to do. As of March 31, 2004 and December 31, 2003, each of our insurance subsidiaries had capital and surplus substantially in excess of the currently required amounts.

Reduction of the statutory surplus of our insurance subsidiaries would adversely affect their ability to pay dividends to us and to write insurance business.

If our insurance subsidiaries cannot achieve and maintain profitability in the future, then they will need to draw on their surplus in order to pay dividends to enable us to meet our financial obligations. As surplus is reduced, the insurance subsidiaries’ ability to pay additional dividends is also reduced.

Insurance companies write insurance based, in part, upon a ratio of premiums to surplus. As the insurance subsidiaries’ surplus is reduced by the payment of dividends, continuing losses or both, our insurance subsidiaries’ ability to write insurance business could also be reduced. This could have a material adverse effect upon the business volume and profitability of our insurance subsidiaries.

Our shareholder rights plan may have anti-takeover effects which will make an acquisition of Ohio Casualty by another company more difficult.

We have adopted a shareholders’ rights plan. Under the shareholders’ rights plan, each outstanding common share has associated with it one-half of one common share purchase right. The rights become exercisable only if a person or group, without the prior approval of our directors, acquires 20% or more of our outstanding common shares or commences or publicly announces that it intends to commence a tender or exchange offer which, if completed, would result in a person or group owning 20% or more of our outstanding common shares. Under certain circumstances after the rights become exercisable, each right would entitle the holder (other than the 20% shareholder) to purchase common shares of Ohio Casualty having a value of twice the then exercise price of the rights. We may redeem the rights. The rights are intended to discourage a significant share acquisition, merger or tender offer involving our common shares which has not been approved in advance by our directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on a takeover attempt that a shareholder might consider to be in its best interest. Our articles and regulations and Ohio law also contain other anti-takeover provisions. See “Description of Capital Stock — Anti-Takeover Provisions” in the accompanying prospectus.

Our system for distributing insurance products is extremely competitive.

Unlike some of our competitors, we do not distribute our products through agents who sell products exclusively for one insurance company or sell directly to consumers. We distribute our products primarily through a network of independent agents. These agents may sell our competitors’ products and may stop selling our products altogether. Strong competition exists among insurers for agents with demonstrated ability. While we believe that the independent agent distribution system offers service and underwriting advantages, using this system requires us to compete with other insurers for agents, which we do primarily on the basis of our support services, compensation, product features and financial position. In addition, we face continued competition from our competitors’ products within our own distribution channel. Although we have undertaken several initiatives to strengthen our relationships with our independent agents and to make it easier and more attractive for them to sell our products, we cannot provide assurance that these initiatives will be successful. Sales of our insurance products and our results of operations could be materially adversely affected if we should be unsuccessful in attracting and retaining productive agents to sell our products.

Our insurance subsidiaries also compete with other companies that use exclusive agents or salaried employees to sell their insurance products. Because these companies generally pay lower commissions or do not pay any commissions, they may be able to obtain business at a lower cost than our insurance subsidiaries, which sell their products primarily through independent agents and brokers who typically represent more than one insurance company.

The ability to attract and retain talented employees, managers and executives is critical to our success.

Our ability to remain a competitive force in the marketplace depends, in part, on our ability to hire and train talented new employees to handle work associated with the increase in new inquiries, applications, policies and customers, to respond to the increase in claims that may also result and to build sustainable business relationships with our agents. In addition, our ability to maintain appropriate staffing levels is affected by the rate of turnover of existing, more experienced employees. Our failure to meet these employment goals could result in our having to slow down growth in the business units or markets that are affected.

Our success also depends on our ability to attract and retain talented executives and other key managers. For example, in May 2004, our former Chief Financial Officer, Donald F. McKee, left us to pursue other business opportunities, and in April of 2004 our former Senior Vice President and Chief Investment Officer, Richard B. Kelly, resigned to accept a position with another insurer. Our loss of certain key officers and employees or our failure to attract talented new executives and managers could have a material adverse effect on our business.

We further believe that our success depends upon our ability to maintain and improve our staffing models and employee culture that have been developed over the years. Our ability to do so may be impaired as a result of litigation that may be brought against us, new legislation at the state or federal level or other factors in the employment marketplace. In such events, the productivity of certain of our employees could be adversely affected, which could lead to a decrease in our operating performance and margins.

Efforts to comply with the Sarbanes-Oxley Act will entail significant expenditure; non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The Sarbanes-Oxley Act of 2002 that became law in July 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the NASDAQ, have required, and will require, changes to some of our accounting and corporate governance practices, including the requirement that we issue a report on our internal controls as required by Section 404 of the Sarbanes-Oxley Act. We expect these new rules and regulations to continue to increase our accounting, legal and other costs, and to make some activities more difficult, time consuming and/or costly. Compliance with Section 404 of the Sarbanes-Oxley Act is required by December 31, 2004. In the event that we are unable to achieve compliance with the Sarbanes-Oxley Act and related rules, it may have a material adverse effect on us.

Our geographic concentration ties our performance to the economic and regulatory conditions and weather-related events in the Mid-Atlantic and Mid-Western states.

Our property and casualty insurance business is concentrated geographically. Approximately 55.0% of our net premiums written are for insurance policies written in the Mid-Atlantic and Mid-Western regions. We are concentrated in several Mid-Atlantic states, including New Jersey, Maryland, North Carolina and Pennsylvania and several Mid-Western states, including Ohio, Kentucky, Illinois and Indiana. Consequently, unusually severe storms or other natural or man-made disasters in the states in which we write insurance could adversely affect our operations. Our revenues and profitability are also subject to prevailing economic and regulatory conditions in those states in which we write insurance. Because our business is concentrated in a limited number of markets, we may be exposed to risks of adverse developments that are greater than the risks of having business in a greater number of markets.

We are party to litigation, which, if decided adversely to us, could affect our business, results of operations or financial condition.

We are named as a defendant in various legal actions arising out of claims made in connection with our insurance policies, other contracts we have entered into, our relationships with our employees and other matters. These legal actions include six separate proceedings making class action claims for which class certification has been sought in two proceedings. One of the proceedings that has sought class certification alleges we improperly classified current and former employees as exempt from overtime pay requirements of the Fair Labor Standards Act. The plaintiff, a former automobile physical damage claim adjuster, seeks to certify a nationwide collective action consisting of all current and former salaried employees since February 5, 2001 who are or were employed to process claims by policyholders and other persons for automobile property damage. The complaint seeks overtime compensation for the plaintiff and the class of persons plaintiff seeks to represent. The other proceeding that has sought class certification alleges West American improperly charged for uninsured motorists coverage following an October 1994 decision of the Supreme Court of Ohio in Martin v. Midwestern Insurance Company.

We intend to vigorously defend each of these and other lawsuits. However, all litigation is unpredictable and the ultimate outcome of these and other cases is uncertain. We may not be able to accurately predict the likelihood or range of our potential liability or the potential financial impact on our future operations if we are not able to successfully defend or settle these and other cases. Also, we are unable to predict the effect that these pending lawsuits, or similar lawsuits filed against us in the future, may have on our business, financial condition and results of operations.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. We may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected.

We are a “split-rated” borrower which may result in a higher cost of borrowing as compared to borrowers with only investment grade credit ratings.

Generally, credit ratings affect the cost and availability of debt financing. Often, borrowers with investment grade credit ratings can borrow at lower rates than those available to similarly situated companies with ratings that are below investment grade, and the availability of certain debt products may be greater for borrowers with investment grade credit ratings. Currently, we are a “split-rated” borrower, having investment grade ratings from A.M. Best, Fitch and Moody’s and below investment grade credit rating from Standard & Poor’s. While influenced by conditions in the credit markets, it is reasonable to anticipate that our split rating will result in a higher cost of borrowing as compared to borrowers with only investment grade credit ratings.

Risks Related to the Insurance Industry

Insurance companies are subject to extensive governmental regulation and the unpredictability of court decisions.

Our insurance subsidiaries are subject to extensive regulation and supervision in the jurisdictions in which they do business. Regulation is generally designed to protect the interests of policyholders, as opposed to investors in the notes hereby, shareholders and non-policyholder creditors. Examples of governmental regulation that has adversely affected the operations of our insurance subsidiaries include:

•	the adoption in several states of legislation and other regulatory action intended to reduce the premiums paid for automobile insurance by residents of those states; and

•	requirements that insurance companies:

•	pay assessments to support associations that fund state-sponsored insurance operations, or

•	involuntarily issue policies for high-risk automobile drivers.

Regulations that could adversely affect our insurance subsidiaries also include statutory surplus and risk-based capital requirements. Maintaining appropriate levels of statutory surplus, as measured by statutory accounting practices and procedures, is considered important by state insurance regulatory authorities and the private agencies that rate insurers’ claims-paying abilities and financial strength. The failure of an insurance subsidiary to maintain levels of statutory surplus that are sufficient for the amount of insurance written by it could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by rating agencies.

Similarly, the National Association of Insurance Commissioners has adopted a system of assessing minimum capital adequacy that is applicable to our insurance subsidiaries. This system, known as risk-based capital, is used to identify companies that may merit further regulatory action by analyzing the adequacy of the insurer’s surplus in relation to statutory requirements.

Because state legislatures remain concerned about the availability and affordability of property and casualty insurance and the protection of policyholders, our insurance subsidiaries expect that they will continue to face efforts to regulate their operations. Any one of these efforts could adversely affect the operating results and financial condition of the insurance subsidiaries and their resulting ability to pay dividends to us.

In addition, regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, our insurance subsidiaries follow practices based on their interpretations of regulations or practices that they believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If our insurance subsidiaries do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend them from carrying on some or all of their activities or otherwise penalize them. This could adversely affect our insurance subsidiaries’ ability to operate their businesses. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our insurance subsidiaries ability to operate our business.

The financial position of our insurance subsidiaries also may be affected by court decisions that expand insurance coverage beyond the intention of the insurer at the time it originally issued an insurance policy. As a result, the full extent of liability under the policy may not be known for many years after a contract is issued.

Adverse developments in the insurance industry may negatively affect our business.

Approximately 29.9% and 31.2% of our net written premiums for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively, were generated from personal automobile and homeowners’ insurance policies. Adverse developments in the markets for personal automobile or homeowners’ insurance, or in the insurance industry in general, could cause our results of operations to suffer. Our industry is exposed to the risks of severe weather conditions, such as rainstorms, snowstorms, hail and ice storms, hurricanes, tornadoes, earthquakes and, to a lesser degree, explosions, terrorist attacks and riots. The automobile and homeowners insurance business is also affected by cost trends that impact profitability. Factors which negatively affect cost trends include inflation in automobile repair costs, automobile parts costs, used car prices, medical care, building materials and labor. Increased litigation of claims may also negatively affect loss costs.

New claim and coverage issues in the automobile insurance industry may negatively impact our revenues.

As automobile insurance industry practices and regulatory, judicial, and consumer conditions change, unexpected and unintended issues related to claims and coverage may emerge. The issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the size of claims. Recent examples of emerging claims and coverage issues include:

•	the use of an applicant’s credit rating as a factor in making risk selection and pricing decisions;

•	the availability of coverages which pay different commission levels to agents depending upon premium level; and

•	a growing trend of plaintiffs targeting automobile insurers in purported class action litigation relating to claims-handling practices.

The effects of these and other unforeseen emerging claim and coverage issues could negatively impact our revenues or our methods of doing business.

The property and casualty insurance business is highly cyclical and intensely competitive.

Our insurance subsidiaries have experienced, and expect to experience in the future, prolonged periods of intense competition during which they are unable to increase prices sufficiently to cover costs. The inability of our insurance subsidiaries to compete successfully in the insurance lines in which they participate could adversely affect the insurance subsidiaries’ operating results and financial condition and their resulting ability to pay dividends to us.

Our insurance subsidiaries compete with domestic and foreign insurers, many of which have greater financial resources than our insurance subsidiaries. Competition involves many factors, including:

•	the perceived overall financial strength of the insurer;

•	levels of customer service to agents and policyholders, including the speed with which the insurer issues policies and pays claims;

•	terms, conditions and prices of products; and

•	experience in the insurance business.

A number of new, proposed or potential legislative or industry developments could further increase competition in the property and casualty insurance industry. These developments include:

•	the enactment of the Gramm-Leach-Bliley Act of 1999, which could result in increased competition from new entrants to the market, including banks and other financial service companies;

•	the implementation of commercial lines deregulation in several states, which could increase competition from standard carriers for excess and surplus lines of business;

•	regulation of the use of credit scoring in the underwriting of insurance policies;

•	programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative market types of coverage; and

•	changing practices caused by the Internet, which have led to greater competition in the insurance business and, in some cases, greater expectations for customer service.

New competition as a result of these developments could cause the supply or demand for insurance to change, which could adversely affect our results of operations and financial condition.

The personal automobile and homeowners’ insurance businesses are especially competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national writers and smaller regional companies. Some of our competitors have more capital and greater resources than we have, and may offer a broader range of products and lower prices than we offer. Some of our competitors that are direct writers, as opposed to agency writers as we are, may have certain competitive advantages, including increased name recognition, direct relationships with policyholders rather than with independent agents and, potentially, lower cost structures. All of these factors could potentially negatively impact our revenues.

USE OF PROCEEDS

We expect to receive approximately $197.4 million in net proceeds from the sale of the notes. We intend to use the net proceeds principally to repay a portion of the $201,250,000 aggregate principal amount of the OCC 5.00% Convertible Notes due March 19, 2022. We may also use the net proceeds to repurchase shares of our common stock in an amount up to the equivalent number of shares to be issued if holders of our Convertible Notes elect to convert their Convertible Notes into shares of our common stock in accordance with the terms of our Convertible Notes. Until the funds are needed for such purposes, we intend to invest the net proceeds in taxable fixed income securities.

On or after March 23, 2005, we have the option to redeem all or a portion of the convertible notes that have not been previously converted at the following redemption prices (expressed as a percentage of principal amount):

During the Twelve Months Commencing	Redemption Price
March 23, 2005	102%
March 19, 2006	101%
March 19, 2007 until maturity of the notes	100%

The convertible notes may be converted into shares of our common stock under certain conditions, including if the price per share of our common stock reaches specific thresholds; if the credit rating of the convertible notes is below a specified level or withdrawn, or if the convertible notes have no credit rating during any period; or if specified corporate transactions have occurred.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2004 on:

•	an actual basis; and

•	an as adjusted basis to give effect to this offering of senior notes, which we expect to close on June 29, 2004, and the interim investment of net proceeds in fixed income securities.

The following should be read in conjunction with our financial statements and the notes related thereto which are included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which is incorporated by reference in this prospectus supplement.

	March 31, 2004
	Actual	As Adjusted
	(in millions)
Notes offered hereby	$—	$197.4
Convertible notes	194.2	194.2
Other debt	3.8	3.8

Total debt	$198.0	$395.4

Shareholders’ equity:
Common stock, $.125 par value
Authorized: 150,000,000
Issued shares: 72,418,344 (actual); 72,418,344 (December 31, 2003)	9.0	9.0
Accumulated other comprehensive income	321.3	321.3
Retained earnings	1,052.2	1,052.2
Treasury stock, at cost:
Shares: 11,196,553 (actual); 11,461,301 (December 31, 2003)	(147.8)	(147.8)

Total shareholders’ equity	1,234.7	1,234.7

Total capitalization	$1,432.7	$1,630.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for each of the periods indicated.

	For the Three Months Ended March 31		For the Year Ended December 31,
	2004	2003	2003	2002		2001	2000		1999
Ratio of Earnings to Fixed Charges	9.48	9.12	8.36	0.53	*	8.03	—	*	8.01

*	Due to our losses in 2002 and 2000, our ratio coverage was less than 1:1. To have achieved a coverage of 1:1, we would have needed to generate additional earnings of $6,706,000 and $129,702,000 in 2002 and 2000, respectively.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary historical consolidated financial and operating data for the years ended December 31, 2003, 2002, 2001, 2000, 1999 and the three-month periods ended March 31, 2004 and 2003 should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement and our financial statements and the related notes which are included in our Annual Report on Form 10-K for the year ended December 31, 2003 and the Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which are incorporated by reference in this prospectus supplement. We derived our selected historical consolidated financial and operating data as of December 31, 2001, 2000 and 1999, and for the years ended December 31, 2000 and 1999 from our audited consolidated financial statements not incorporated by reference in this prospectus supplement. See “Where You Can Find Additional Information.” In the opinion of management, our unaudited interim consolidated financial and operating data includes all adjustments, consisting of normal and recurring adjustments considered necessary for a fair presentation of the financial information. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
			(in millions except per share data)
	(unaudited)		(audited)
(all amounts are in accordance with GAAP unless otherwise noted)
Statement of Operations Data:
Premiums and finance charges earned	$361.1	$349.3	$1,424.4	$1,450.5	$1,506.7	$1,534.0	$1,555.0
Investment income less expenses	50.5	53.2	208.7	207.1	212.4	205.1	184.3
Investment gains (losses) realized, net	3.7	19.3	35.9	45.2	182.9	(2.4)	160.8

Total revenues	415.3	421.8	1,669.0	1,702.8	1,902.0	1,736.7	1,900.1
Total expenses	385.4	392.0	1,561.4	1,709.5	1,775.6	1,866.4	1,763.2
Income (loss) from continuing operations	20.8	19.9	75.8	(0.9)	98.6	(79.2)	110.2

Gain on sale of discontinued operations	—	—	—	—	—	—	6.2
Cumulative effect of accounting change	(1.6)	—	—	—	—	—	(2.3)

Net income (loss)	19.2	19.9	75.8	(0.9)	98.6	(79.2)	114.1

Income (loss) after taxes per average share outstanding-diluted*
Income (loss) from continuing operations	0.34	0.33	1.24	(0.01)	1.64	(1.32)	1.73
Discontinued operations	—	—	—	—	—	—	0.07
Gain on sale of discontinued operations	—	—	—	—	—	—	0.11
Cumulative effect of accounting changes	(0.03)	—	—	—	—	—	(0.04)

Net income (loss)	0.31	.33	1.24	(0.01)	1.64	(1.32)	1.87

Average shares outstanding—diluted*	62.1	61.0	61.3	61.3	60.2	60.1	61.1
Total assets	5,349.4	4,828.0	5,168.9	4,779.0	4,524.6	4,489.4	4,476.4
Total debt	198.0	198.2	198.0	198.3	210.2	220.8	241.4
Shareholders’ equity	1,234.7	1,068.2	1,145.8	1,058.7	1,080.0	1,116.6	1,151.0
Book value per share*	20.17	17.58	18.80	17.43	17.97	18.59	19.16
Dividends per share*	—	—	—	—	—	0.59	0.92
Property and Casualty Operations
Net premiums written[1]	364.0	352.2	1,441.6	1,448.6	1,472.2	1,505.4	1,586.9
Net premiums earned	361.1	349.3	1,424.4	1,450.5	1,506.7	1,533.0	1,554.1
Statutory policyholders’ surplus[2]	887.8	733.8	867.6	725.7	767.5	812.1	899.8
Balance Sheet Data:
Total investments	3,876.8	3,510.2	3,747.7	3,502.1	3,315.9	3,328.3	3,179.5
Cash	17.3	20.8	16.5	12.4	37.5	30.4	45.6
Total assets	5,349.4	4,828.0	$5,168.9	$4,779.0	$4,524.6	4,489.4	4,476.4
Liabilities
Insurance reserves:
Losses	$2,226.3	$2,012.2	$2,163.7	$1,978.8	$1,746.8	$1,627.6	$1,545.0
Loss adjustment expenses	467.0	460.3	464.1	454.9	403.9	376.0	363.5
Unearned premiums	707.4	675.9	703.0	668.7	666.8	696.4	725.2
Debt	198.0	198.2	198.0	198.3	210.2	220.8	241.4
Total liabilities	4,114.7	3,759.8	4,023.1	3,720.3	3,444.6	3,372.8	3,325.5
Total shareholders’ equity	1,234.7	1,068.2	1,145.8	1,058.7	1,080.0	1,116.6	1,150.9

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Other Financial Data:
Statutory loss ratio[3]	54.0%	59.6%	59.7%	62.2%	66.5%	72.8%	66.9%
Statutory loss adjustment expense ratio[4]	10.6%	13.6%	12.3%	15.7%	13.4%	11.6%	10.7%
Statutory underwriting expense ratio[5]	36.1%	35.6%	34.1%	34.9%	35.4%	34.8%	35.2%
Statutory combined ratio[6]	100.7%	108.8%	106.1%	112.8%	115.3%	119.2%	112.8%

[1]	Net premiums written are premiums for all policies sold during a specific accounting period less premiums returned.
[2]	Statutory policyholders’ surplus is equal to an insurance company’s admitted assets minus liabilities.
[3]	Statutory loss ratio measures net losses incurred as a percentage of net premiums earned.
[4]	Statutory loss adjustment expense ratio measures loss adjustment expenses as a percentage of net premiums earned.
[5]	Statutory underwriting expense ratio measures underwriting expenses as a percentage of net premiums written.
[6]	Statutory combined ratio measures the percentage of premium dollars used to pay insurance losses, loss adjustment expenses and underwriting expenses.
*	Adjusted for 2 for 1 stock dividend effective July 22, 1999.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements which involve inherent risks and uncertainties. All statements other than statements of historical fact are forward-looking statements. These statements are based on our current assessment of risks and uncertainties. Actual results may differ materially from those expressed or implied in these statements and, therefore, undue reliance should not be placed on them. Important factors that could cause actual events or results to differ materially from those indicated in such statements are discussed in this prospectus supplement, including the sections entitled “Cautionary Note Regarding-Forward Looking Statements” and “Risk Factors.”

This discussion and analysis should be read in conjunction with our financial statements and the related notes which are included in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which are incorporated by reference in this prospectus supplement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition of OCC and the Group as of March 31, 2004 and December 31, 2003 compared with March 31, 2003 and December 31, 2002 and December 31, 2001, respectively, and OCC’s and the Group’s results of operations for each of the three months ended March 1, 2004 and 2003 and the three years which are included in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which are incorporated by reference in this prospectus supplement. The supplementary financial information should be read in conjunction with our consolidated financial statements and related notes which are included in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, which are incorporated by reference in this prospectus supplement, all of which are integral parts of the following analysis of our results of operations and financial position.

Executive-Level Overview

We are a holding company that engages, through our direct and indirect subsidiaries, primarily in the business of property and casualty insurance offered through independent agents.

Through our insurance subsidiaries, we provide a wide range of commercial, specialty and personal property and casualty insurance products to businesses, individuals, associations and government agencies in over 40 states. In June of 2001, we introduced an organizational structure around the business units: Commercial Lines, Specialty Lines, and Personal Lines. These business units represent our operating segments as well as our reportable segments. Within each operating segment are distinct insurance product lines that generate revenues by selling a variety of products. The Commercial Lines unit, which accounted for 58.3% and 55.0% of net premiums written in the first quarter of 2004 and in 2003, respectively, includes commercial multi-peril, general liability, workers’ compensation insurance, commercial automobile and property, including fire and allied lines as its primary products. The Specialty Lines unit, which accounted for 9.6% and 11.4% of the net premiums written in the first quarter of 2004 and in 2003, respectively, includes commercial umbrella, excess insurance and fidelity and surety as its primary products. The Personal Lines unit, which accounted for 32.1% and 33.6% of net premiums written in the first quarter of 2004 and in the year ended December 31, 2003, respectively, includes personal automobile and homeowners’ insurance sold to individuals as its primary products. We also derive revenue from investment income and premium financing.

We earn our revenue by providing businesses and consumers with competitive insurance products with high quality service and by earning income on funds invested. In 2003, we achieved meaningful improvement in financial performance compared to 2002, and this trend generally continued for the first quarter of 2004. Net income increased to $75.8 million for the year ended December 31, 2003 compared to a net loss of $0.9 million for the year ended December 31, 2002 as a result of a better priced book of business through realization of double-digit price increases in certain lines and an improved risk profile as a result of tighter underwriting standards. Our statutory expense ratio in 2003 also continued to improve as a result of expense management initiatives. We ended 2003 in a strong capital position and with the highest level of statutory policyholders’ surplus since 1999. Although, net income decreased in the three months ended March 31, 2004 to $19.2 million compared to $19.9 million for the three months ended March 31, 2003, net income before net realized gains of $16.8 million for the first quarter 2004 was more than double the $7.4 million for the first quarter 2003, while net realized gains for the first quarter 2004 were approximately $15.6 million lower than the first quarter 2003.

Our statutory combined ratio for all segments improved to 100.7% for the three months ended March 31, 2004 compared to 108.8% for the three months ended March 31, 2003 as a result of a lower loss ratio. Our statutory combined ratio for all segments improved to 106.1% for the year ended December 31, 2003 compared to 112.8% for the year ended December 31, 2002 as a result of lower underwriting expenses and lower loss adjustment expense. Our results for 2003 were slightly higher than the expected range due primarily to an increase in reserves for environmental claims in the fourth quarter of 2003, higher than expected catastrophe losses and large non-catastrophe property losses.

For the three months ended March 31, 2004, net premiums written were $364.0 million compared to $352.2 million for the first three months of 2003. Renewal price increases and higher retention rates were the primary reason for premium growth in the first quarter of 2004. The increased rate activity and improved retention levels were partially offset by a decline in new business premium production compared to the first quarter of 2003. Although our full year premiums in 2003 were slightly below the levels in 2002, the Group’s risk profile has improved. The decline in net premiums written in 2003 compared to 2002 reflects withdrawal from selected markets in the Personal Lines segment, stricter underwriting guidelines for Commercial Lines, including the non-renewal of certain construction-defect related risks, stricter underwriting of workers’ compensation risks in several states and higher reinsurance costs, primarily for the commercial umbrella product line.

Besides improving the Group’s risk profile in 2003, the Group also focused on reducing expenses through a cost structure efficiency program. Some of the specific areas that were addressed include more effective management of claims litigation efforts; improved procurement practices, including a reduction in telecommunications expenses; the use of emerging technologies to streamline, simplify and speed up processes and management of staff levels, including a steady reduction in employee count and a focus on increased skills training to improve products and services. In the fourth quarter of 2003 a new phase of the cost structure efficiency program was initiated. This new phase focuses on process improvements, increased productivity and appropriate staffing to deliver high levels of service to agents and policyholders. As a result of company-wide process reengineering initiatives, we announced on February 11, 2004 an immediate 260 staff and managerial position reduction with an additional reduction of 150-250 positions expected to be announced by the end of the second quarter of 2004. As of April 30, 2004, staff reductions during 2004 totaled 384 positions for a net savings of approximately $5.5 million before tax in 2004 and annual savings of $19.7 million before tax beginning in 2005. We recorded in the first quarter of 2004 a charge of approximately $5.6 million before tax for severance and other related expenses.

As part of our strategic planning process, we evaluated insurance industry trends over the past couple of years. We believe these trends show some insurance companies performing at combined ratios in the 90% to 100% range with lower investment income due to lower market yields. In addition, the industry took less aggressive price increases in 2003 in most insurance product lines and increased its focus on the quality of reinsurers. As a result, we have taken steps in 2003 and the first quarter of 2004 to achieve improved profitability through expense reduction initiatives while maintaining quality underwriting and pricing.

During 2004, much of the focus is expected to be on driving operational efficiencies and expense reductions throughout the organization. The reduction in personnel is expected to result in expense savings in the near future. Our management acknowledges that the reengineering activities may cause disruptions to our operations and has proactively taken actions to mitigate this risk.

In September 2003, we announced our corporate strategic plan for the 2004-2006 time frame. The plan brings together five broad objectives to help achieve our vision of being a leading super regional property and casualty carrier providing a broad range of products and services through independent agents and brokers. These broad objectives include abilities to generate above market real growth, produce competitive loss ratios, create a competitive expense structure, achieve a competitive return on equity and improve credit ratings and financial flexibility. We believe that we will be able to achieve our objectives through strong agency relationships, especially with key agents, and technology platforms that provide operating flexibility. Technology is being leveraged to make it easier for agents to do business with the Group and to increase pricing and improved underwriting.

The key financial indicators management utilizes consist of statutory combined ratios and component ratios on both a calendar year and accident year basis, gross and net written premium growth, impact of catastrophes, renewal price increases and investment income growth.

Critical Accounting Policies

Our management has identified the policies listed below as significant accounting policies that are critical to our business operations and influence our consolidated results of operations and financial performance. The policies listed below were selected as they require a higher degree of complexity or use subjective judgments or assessments. These policies follow accounting principles generally accepted in the United States. A brief summary of each critical accounting policy follows. For a complete discussion on the application of these and other accounting policies, see Footnote 1 in the Notes to the Consolidated Financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference into this prospectus supplement.

Reserves for Losses and Loss Adjustment Expenses

The Group establishes reserves for losses and loss adjustment expenses equal to the estimated amount to settle both reported (case reserves) and unreported claims (incurred but not yet reported, “IBNR”). For reported losses, a case reserve is established within the parameters of coverage provided in the insurance policy. For IBNR losses, reserves are estimated using established actuarial methods. An estimate of the loss and loss adjustment expenses for each claim is developed using the facts in each case, the Group’s experience with similar cases, the effects of current developments and anticipated trends. The methods and assumptions of making such estimates are continually reviewed and updated when considered appropriate. Any resulting adjustments are reflected in the consolidated statements of income in the period in which such estimates are changed. Reserves established in prior years are adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves, both positive and negative, are reflected in the consolidated financial statements in the periods in which they are made and are referred to as prior period development. Because of the high degree of uncertainty involved in estimating loss and loss adjustment expense reserves, revisions to estimated reserves could have a material impact on the results of operations of the Group.

Investments

All investment securities are classified upon acquisition as held-to-maturity or available-for-sale. Fixed income securities classified as held-to-maturity are carried at amortized cost because we have the ability and positive intent to hold the securities until maturity. Available-for-sale securities are those securities that would be available to be sold in the future in response to liquidity needs, changes in market interest rates and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a component of comprehensive income, net of deferred tax. Transfers of fixed income securities into the held-to maturity category from the available-for-sale category are made at fair value at the date of transfer. The unrealized holding gain or loss at the date of transfer is retained in other comprehensive income and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining life of the security. Equity securities are carried at quoted market values and include non-redeemable preferred and common stocks. The difference between cost and quoted market value, net of deferred taxes, is classified as other comprehensive income. OCC and the Group closely monitor their fixed income and equity portfolios for declines in value that are deemed to be other than temporary. The portfolios are regularly evaluated based on current economic conditions, credit loss experience and other specific developments. When a decline in value is deemed to be other than temporary, OCC and the Group recognize a realized loss and the security is written down to its estimated fair value.

Mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. Upon receipt of payments from such securities, OCC and the Group determine the appropriate amount of the funds to be allocated as a reduction of principal and interest income. In making this allocation decision, investment personnel consider such factors as the original estimated average life of the investment, the amount of funds received to date and the timing of future cash flows. Variations from prepayment assumptions will affect the life and yield of these securities. These securities are evaluated for impairment by computing the net-present-value of expected future cash flows and comparing this to the prior period estimate of expected future cash flows from the security. When the timing and/or amount of cash expected to be received from the security has changed materially and adversely from the previous valuation, the security is considered to be other than temporarily impaired and the amortized cost is written down to the estimated fair value with a realized loss recorded in our consolidated statement of income.

Deferred Policy Acquisition Costs

The Group establishes a deferred asset for costs that vary with and are primarily related to acquiring property and casualty business. The acquisition costs deferred consist of commissions, brokerage fees, salaries and benefits and other underwriting expenses to include allocations for inspections, taxes, rent and other expenses that vary directly with the acquisition of insurance contracts. These costs are amortized over the life of the underlying policies. Quarterly, an analysis of the asset is performed in relation to the expected recognition of revenues including investment income to determine if any deficiency exists. No deficiencies have been indicated for the periods presented.

Agent Relationships

OCC and the Group have recorded an asset, which it refers to as agent relationships, for the excess of cost over the fair value of net assets acquired in connection with the 1998 Great American commercial lines acquisition. OCC and the Group followed the practice of allocating purchase price to specifically identifiable intangible assets based on their estimated values as determined by appropriate valuation models. The agent relationships asset is amortized on a straight-line basis over an estimated useful life of twenty-five years. The estimated useful life was based on the Group’s actual experience for agency appointment terms for similar agents, which averaged approximately twenty-five years in length. OCC and the Group evaluate the estimated useful life on an annual basis or as events or circumstances arise that may impact the useful life of the asset. The asset is evaluated quarterly as events or circumstances, such as cancellation of agents, indicate a possible inability to recover the carrying amount. Cancellation of certain agents for reasons such as lack of revenue production or poor quality of business produced does not necessarily change the estimated useful life of the remaining agents representing the agent relationships intangible asset. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses involve significant management judgments to evaluate the capacity of an acquired business to perform within projections. If future undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss is recognized in income in the period in which the future cash flows are identified to be insufficient in comparison to the carrying amount of the asset. OCC and the Group anticipate that based on future events or circumstances additional write-downs for impairment will be made in future periods. The agent relationship asset was written down before tax by $5.4 million in the first quarter of 2004 for additional agency cancellations and for certain agents determined to be impaired based on updated estimated future undiscounted cash flows that were insufficient to recover the carrying amount of the asset for the agent. The remaining portion of the agent relationships asset will be amortized on a straight-line basis over the remaining useful period of approximately 20 years.

Internally Developed Software

In accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” we capitalize costs incurred during the application development stage for the development of internal-use software. These costs primarily relate to payroll and payroll-related costs for employees along with costs incurred for external consultants who are directly associated with the internal-use software project. Costs such as maintenance, training, data conversion, overhead and general and administrative are expensed as incurred. Our management believes the expected future cash flows of the asset exceed the carrying value. The expected future cash flows are determined using various assumptions and estimates. Changes in these assumptions could result in an immediate impairment to the asset and a corresponding charge to net income. The costs associated with the software are amortized on a straight-line basis over the estimated useful life of ten years commencing when the software is substantially complete and ready for its intended use.

Comparison of the three months ended March 31, 2004 to the three months ended March 31, 2003

Results of Operations

Net income

We reported net income of $19.2 million, or $0.31 per share for the three months ending March 31, 2004, compared with $19.9 million, or $0.33 per share in the same period of 2003.

Investment results

First quarter 2004 consolidated before-tax net investment income was $50.5 million decreasing from $53.2 million for the same period last year. During the first quarter of 2003, net investment income was positively impacted by a settlement in the amount of $1.3 million for the termination of an investment management agreement. The effective tax rate on investment income for the first three months of 2004 was 32.9%, compared with 33.1% in 2003.

For the first quarter of 2004, consolidated before-tax realized gains were $3.7 million compared with $19.3 million for the same period in 2003. Our management believes the significant volatility of realized investment gains and losses limits the usefulness of net income as a measure of current operating performance. Therefore, our management uses the non-GAAP financial measure of net income before net realized gains to further evaluate current operating performance. Net income before net realized gains is reconciled to net income in the table below:

	Three Months Ended March 31,
	2004	2003
	($ in millions, except per share data)
Net income before net realized gains	$16.8	$7.4
After tax net realized gains	2.4	12.5

Net income	$19.2	$19.9
Net income before net realized gains per-share – diluted	$0.27	$0.12
After-tax net realized gains per share – diluted	0.04	0.21

Net income per share – diluted	$0.31	$0.33

For the first quarter 2004, consolidated after-tax realized gains positively impacted net income by $2.4 million compared with $12.5 million for the first quarter of 2003. During the first quarter of 2004, the Group recognized a $4.3 million loss on a single asset backed security in the mobile home industry. This security experienced significant deterioration of its value during the first quarter of 2004. No material losses on the sale of any securities were realized during the first quarter of 2003.

In the first quarter of 2003, our management decided to transfer a portion of our fixed income securities from the available-for-sale classification into the held-to-maturity classification. This transfer was made because we have both the ability to hold the securities to maturity and the positive intent to do so. At March 31, 2004, the amortized cost of the held to maturity portfolio was $342.7 million.

Invested assets comprise a majority of our consolidated assets. Consequently, accounting policies related to investments are critical. See further discussion of investment accounting policies “—Critical Accounting Policies” and in footnote 1C in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement. Investments are continually evaluated based on current economic conditions, credit loss experience and other developments. The difference between the cost/amortized cost and estimated fair value of investments is continually evaluated to determine whether a decline in value is temporary or other than temporary in nature. This determination involves a degree of uncertainty. If a decline in the fair value of a security is determined to be temporary, the decline is recorded as an unrealized loss in shareholders’ equity. If a decline in a security’s fair value is considered to be other than temporary, the security is written down to the estimated fair value with a corresponding realized loss recognized in the consolidated statements of income.

The assessment of whether a decline in fair value is considered temporary or other-than-temporary includes our judgment as to the financial position and future prospects of the entity issuing the security. It is not possible to accurately predict when it may be determined that a specific security will become impaired. Future impairment charges could be material to the results of operations. The amount of impairment charge before tax was $3.8 million in the first quarter of 2004 compared to $5.6 million in the first quarter of 2003.

We believe that we will recover the cost basis in the securities held with unrealized losses as we have both the intent and ability to hold the securities until they mature or recover in value. Securities are sold to achieve our investment goals, which include the diversification of credit risk, the maintenance of adequate portfolio liquidity, the generation of a competitive investment yield and the management of interest rate risk. In order to achieve these goals, sales of investments are based upon current market conditions, liquidity needs and estimates of the future market value of the individual securities.

The following table summarizes, for all available-for-sale securities and held-to-maturity securities, the total gross unrealized losses, excluding gross unrealized gains, by investment category and length of time the securities have continuously been in an unrealized loss position as of March 31, 2004:

Available-for-sale with unrealized losses:

(in millions)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities:
States, municipalities and political subdivisions	$—	$—	$11.4	$(0.2)	$11.4	$(0.2)
Corporate securities	124.9	(2.1)	27.3	(1.2)	152.2	(3.3)
Mortgage-backed securities:
Other	85.6	(1.6)	16.9	(1.0)	102.5	(2.6)

Total fixed maturities	210.5	(3.7)	55.6	(2.4)	266.1	(6.1)
Equity securities	—	—	3.5	(0.1)	3.5	(0.1)

Total temporarily impaired securities	$210.5	$(3.7)	$59.1	$(2.5)	$269.6	$(6.2)

Held-to-maturity with unrealized losses:

(in millions)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities:
Corporate securities	$26.5	$(0.1)	$—	$—	$26.5	$(0.1)
Mortgage-backed securities:
Other	39.5	(0.3)	9.8	(0.2)	49.3	(0.5)

Total temporarily impaired securities	$66.0	$(0.4)	$9.8	$(0.2)	$75.8	$(0.6)

As part of the evaluation of the entire $6.8 million aggregate unrealized loss on the investment portfolio, we performed a more intensive review of securities with a relatively higher degree of unrealized loss. Based on a review of each security, we believe that unrealized losses on these securities were temporary declines in value at March 31, 2004. In the table above, there are approximately 100 securities represented. Of this total, 11 securities have unrealized loss positions greater than 5% of their market values at March 31, 2004 with none exceeding 20%. This group represents $2.3 million, or 34% of the total unrealized loss position. We believe that we will recover the cost basis of these securities, and we have both the intent and ability to hold the securities until they mature or recover in value.

All securities are monitored by portfolio managers who consider many factors such as an issuer’s degree of financial flexibility, management competence and industry fundamentals in evaluating whether the decline in fair value is temporary. In addition, we consider whether it is probable that all contract terms of the security will be satisfied and whether the unrealized loss position is due to changes in the interest rate environment. Should we subsequently conclude the decline in fair value is other than temporary, the book value of the security is written down to fair value with the realized loss recognized in the consolidated statements of income.

The amortized cost and estimated fair value of available-for-sale and held-to-maturity fixed income securities in an unrealized loss position at March 31, 2004, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Available-for-sale:

(in millions)	Amortized Cost	Estimated Fair Value	Unrealized Loss
Due after one year through five years	$11.5	$11.4	$(0.1)
Due after five years through ten years	75.8	74.2	(1.6)
Due after ten years	184.9	180.5	(4.4)

Total	$272.2	$266.1	$(6.1)

Held-to-maturity:

(in millions)	Amortized Cost	Estimated Fair Value	Unrealized Loss
Due after one year through five years	$1.9	$1.9	$—
Due after five years through ten years	11.1	11.1	—
Due after ten years	63.4	62.8	(0.6)

Total	$76.4	$75.8	$(0.6)

Agent Relationships

The agent relationships asset is an identifiable intangible asset representing the excess of cost over fair value of net assets acquired in connection with the acquisition of the commercial lines business from Great American in 1998. Generally Accepted Accounting Principles, or GAAP, requires us to perform a periodic comparison of estimated future cash flows to the carrying value of the intangible asset for each agent. If the estimated future cash flows are less than the carrying value for any individual agent included in the asset, that portion of the asset must be written down to its estimated fair value. For the first quarter of 2004, the agent relationship impairment before tax was $5.4 million compared to the first quarter 2003 impairment of $2.9 million. The calculation of impairment follows accounting guidelines that do not permit increasing the intangible value for agents who are projected to generate more profit than was expected at the time of the initial assignment of the intangible value to each agent. Overall, the estimated future cash flows for the remaining acquired agents assigned an intangible value exceed the remaining current asset book value of $135.4 million. The determination of impairment involves the use of management estimates and assumptions. Due to the inherent uncertainties and judgments involved in developing assumptions for each agent and the fact that the asset cannot be increased for any agent, further reductions in the valuation of the agent relationships asset are likely to occur in the future. These reductions could be significant if actual agent revenue production or profitability differ materially from current assumptions. We have considered these and other factors in determining the remaining useful life of the asset.

Statutory Results

We use statutory financial criteria to analyze the Group’s property and casualty results and insurance industry regulators require the Group to report statutory financial measures. We analyze statutory results through the use of insurance industry financial measures including statutory loss and loss adjustment expense ratios, statutory underwriting expense ratio, statutory combined ratio, net premiums written and net premiums earned. The statutory combined ratio is a commonly used gauge of underwriting performance measuring the percentage of premium dollars used to pay insurance losses and related expenses. The combined ratio is the sum of the loss, loss adjustment expense and underwriting expense ratios. All references to combined ratio or its components are calculated on a statutory accounting basis and are calculated on a calendar year basis unless specified as calculated on an accident year basis. Insurance industry financial measures are included in the next several sections. A discussion of the differences between statutory accounting and generally accepted accounting principles in the United States is included in our footnote 15 in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement.

At March 31, 2004 and December 31, 2003, statutory surplus, a financial measure that is required by insurance regulators and used to monitor financial strength, was $887.8 million and $867.6 million, respectively. The ratio of twelve months ended net premiums written to statutory surplus as of March 31, 2004 was 1.6 to 1.0, compared to 1.7 to 1.0 at December 31, 2003.

Premium Revenue Results

Premium revenue reflects premiums earned by the Group. The Group’s premiums are earned principally on a monthly pro rata basis over the term of the policy. We analyze premium revenues primarily by premiums written in the current period. Net premiums written differs from gross premiums written by premiums ceded to reinsurers.

The table below summarizes the increase in property and casualty premium on a gross and net basis compared with the same period last year:

	2004 increase over 2003
	(in millions)
	Gross Premiums Written First Quarter	Net Premiums Written First Quarter
Operating Segment
Commercial Lines Segment	$6.6	$7.0
Specialty Lines Segment	3.4	1.9
Personal Lines Segment	1.9	2.9

All Lines	$11.9	$11.8

For the three months ended March 31, 2004, net premiums written were $364.0 million compared to $352.2 million for the first three months of 2003. Renewal price increases and higher retention rates were the primary reason for premium growth in the first quarter of 2004. The increased rate activity and improved retention levels were partially offset by a decline in new business premium production compared to first quarter 2003. Renewal price increase means the average increase in premium for policies renewed by the Group. The average increase in premium for each renewed policy is calculated by comparing the total expiring premium for the policy with the total renewal premium for the same policy. Renewal price increases include, among other things, the effects of rate increases and changes in the underlying insured exposures of the policy. Only policies issued by the Group in the previous policy term with the same policy identification codes are included. Therefore, renewal price increases do not include changes in premiums for newly issued policies or business assumed through reinsurance agreements. Renewal price increases also do not reflect the cost of any reinsurance purchased on the policies issued.

Commercial Lines gross and net premiums written increased 3.1% and 3.4% respectively. Commercial Lines renewal price increases averaged 6.9% in the first quarter 2004 compared to 13.2% in the first quarter 2003. The decrease in the renewal price increase period over period is the result of a broad market trend indicating that competitive pricing pressures are increasing.

Specialty Lines gross and net premiums written both increased 5.8%, despite increased reinsurance costs on commercial umbrella business. Commercial umbrella, the largest Specialty Lines product, recognized a 12.9% average renewal price increase for the first quarter of 2004 compared to 20.5% in the same period in 2003. Offsetting the rate increases were increases in ceded premiums in the first quarter of 2004 compared to the first quarter of 2003. The first quarter of 2003 included an accrual of ceded premiums related to reinstatement of previous reinsurance contracts of $3.5 million. Commercial umbrella ceded premiums excluding the reinstatement increased 19.5% over the first quarter of 2003. Higher reinsurance costs are the result of an increase in our ceded loss activity related primarily to the commercial umbrella product line over the last couple of years and an industry wide increase in reinsurance loss trends.

Personal Lines gross and net premiums written increased 1.6% and 2.5% respectively, from the first quarter 2003, despite a $10.0 million decline in gross written premiums related to the withdrawal from certain states and agency cancellations. The Personal Lines premium growth was driven by renewal price increases and a 5.0% increase in new business written premiums. New business written premium was driven by personal auto, which increased 9.9% over the same period last year.

All Lines Discussion

The combined ratio for the first quarter of 2004 was 100.7%, a decrease of 8.1 points from the first quarter of 2003 combined ratio of 108.8%. The improvement in the combined ratio was due primarily to a reduction of 5.6 points in the loss ratio. The improved loss ratio was the result of reduced claim frequency, fewer weather related losses, a decline in large losses (losses greater than $250,000 per loss) and improved pricing levels. Catastrophe losses negatively impacted the first quarter 2004 combined ratio by 0.8 points, a decrease of 2.4 points over the first quarter of 2003. Both underwriting and loss adjustment expenses were negatively impacted by $5.6 million in severance and other related restructuring costs associated with the cost structure efficiency initiative discussed below. These expenses were partially offset by a statutory curtailment gain of $8.0 million related to the pension plan. The first quarter underwriting expense ratio also includes a $9.0 million contingent liability accrual related to the 2001 sale of our New Jersey private passenger auto renewal rights to Proformance.

We recently announced results of our cost structure efficiency initiative, which is designed to improve productivity and customer service. Company-wide, operating procedures are being analyzed and operating efficiencies and/or technology advances are being implemented to reduce operating costs and improve the level of service provided to our policyholders and agents. Our cost structure efficiency initiative is expected to reduce staff by a total of 400 to 500 positions during 2004. Through the first quarter of 2004, 322 positions have been identified and eliminated with another 62 positions eliminated in April. As a result of these reductions, we recognized severance and other related charges of $5.6 million in the first quarter. Efficiencies implemented to date are projected to reduce operating expenses by $5.5 million in 2004, net of costs, with projected annualized savings of $19.7 million in 2005.

The loss and loss adjustment expense ratio, which measures losses and loss adjustment expenses as a percentage of net earned premiums, was positively impacted in the first quarter of 2004 by adjustments to estimated losses related to prior years’ business. The loss and loss adjustment expense ratio component of the accident year combined ratio measures losses and loss adjustment expenses arising from insured events that occurred in the respective accident year. The current accident year excludes losses and loss adjustment expenses for insured events that occurred in prior accident years. In total, this decrease in provisions for prior accident years’ losses and loss adjustment expenses recognized during the first quarter of 2004 was $2.5 million before tax, compared to an increase of $2.7 million before tax in the first quarter of 2003.

The table below summarizes the impact of changes in provision for all prior accident year losses and loss adjustment expenses:

	Three Months Ended March 31,
($ in millions)	2004	2003
Statutory net liabilities, beginning of period	$2,128.9	$2,078.7
Increase (decrease) in provision for prior accident year claims	$(2.5)	$2.7
Increase (decrease) in provision for prior accident year claims as % of premiums earned	(0.7)%	0.8%

The loss adjustment expense ratio for the first quarter of 2004 was 10.6%. The ratio was 3.0 points lower than the first quarter 2003 loss adjustment expense ratio of 13.6%. The decrease was primarily the result of favorable development on prior year claims. The decrease also includes the statutory pension curtailment gain previously discussed, which reduced the loss adjustment expense ratio by 0.8 points, coupled with lower paid expenses as a result of the lower claim frequency, more effective management of claims litigation expenses and other expense management initiatives. The decreases in the loss adjustment expense ratio were partially offset by severance charges recorded in the first quarter of 2004 related to the cost structure efficiency initiative.

First quarter 2004 catastrophe losses were $3.0 million and accounted for 0.8 points on the combined ratio. This compares with $11.1 million and a 3.2 point impact on the combined ratio for the same period in 2003. The effect of future catastrophes on our results cannot be accurately predicted. As such, severe weather patterns, acts of war or terrorist activities could have a material adverse impact on our results, reinsurance pricing and availability of reinsurance. During the first quarter of 2004, there were 5 catastrophes with the largest catastrophe generating $0.8 million in incurred losses as compared with 5 catastrophes in the first quarter of 2003 with the largest catastrophe generating $4.2 million in incurred losses. For additional disclosure of catastrophe losses, refer to Losses and Loss Adjustment Expense Reserves in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated in this prospectus supplement.

The table below summarizes the variance between the first quarter 2003 and the first quarter 2004 underwriting expense ratio:

Variance from First Quarter 2003
Underwriting expense ratio—first quarter 2003	35.6%
Contingent liability related to NJ private passenger auto sale	2.5%
Severance related expenses due to reduction in force	0.9%
One-time curtailment credit related to pension plan	(1.4)%
Reduction in personnel related expenses	(0.7)%
Impact of all other underwriting expense ratio items	(0.8)%

Underwriting expense ratio—first quarter 2004	36.1%

The first quarter 2004 underwriting expense ratio, which measures underwriting expenses as a percentage of net written premiums, was 36.1% compared with 35.6% for the first quarter of 2003. The underwriting expense ratio was impacted in the first quarter by severance and related costs due to the reduction in staff and the recording of a $9.0 million contingent liability related to the 2001 sale of the New Jersey private passenger auto business renewal rights to Proformance. The contract stipulated that we would be liable for up to $15.6 million if a 2.5 to 1.0 premiums to surplus ratio was not maintained during the period of March 2002 through December 2004. The premiums to surplus guarantee applies to the business transferred to Proformance and any new business produced by OCNJ agents newly appointed by Proformance as part of the transaction. The final calculation is based upon the statutory insurance expense exhibit which is due April 1, 2005. The contingent liability accrual is based upon financial data received from Proformance, although we have requested additional information to verify the actual liability. Partially offsetting this increase is a statutory pension curtailment gain.

Amortization expense related to the capitalization of application development costs of $0.8 million and $0.6 million were recorded in underwriting expense for the first quarter of 2004 and 2003, respectively. This expense relates to the rollout of P.A.R.I.S.sm, a new internally developed software for policy administration and rating. On a statutory accounting basis, the new application is being amortized over a five-year period (compared to a ten-year period under GAAP) in accordance with statutory accounting principles. The rollout has been substantially completed for the Commercial Lines segment. During 2003, the Group began capitalizing application development costs associated with the Personal Lines segment, which is expected to begin rollout in 2005. The Specialty Lines segment is on target for rollout in the beginning of 2005.

The employee count continues to decline as a result of our cost structure efficiency initiative. As of March 31, 2004, the employee count, excluding those employees receiving severance and other termination benefits, was 2,361, compared with 2,859 at March 31, 2003 and 2,669 at December 31, 2003.

Segment Discussion

The following tables provide key financial measures for each of the property and casualty reportable segments:

	Three Months Ended March 31,
Commercial Lines Segment ($ in millions)	2004	2003
Net premiums written	$212.2	$205.2
Net premiums earned	197.8	189.8
Loss ratio	52.3%	61.3%
Loss adjustment expense ratio	11.3%	13.3%
Underwriting expense ratio	35.2%	36.6%

	Three Months Ended March 31,
Specialty Lines Segment ($ in millions)	2004	2003
Net premiums written	$34.8	$32.9
Net premiums earned	41.7	38.4
Loss ratio	40.0%	23.8%
Loss adjustment expense ratio	3.8%	17.9%
Underwriting expense ratio	49.8%	51.5%

	Three Months Ended March 31,
Personal Lines Segment ($ in millions)	2004	2003
Net premiums written	$117.0	$114.1
Net premiums earned	121.6	121.1
Loss ratio	61.6%	68.4%
Loss adjustment expense ratio	11.8%	12.6%
Underwriting expense ratio	33.9%	29.3%

Commercial Lines Segment

The Commercial Lines combined ratio for the first quarter of 2004 decreased 12.4 points to 98.8% from 111.2% in the first quarter of 2003. The 2004 combined ratio improved primarily due to a significantly lower loss ratio as a result of lower claim frequency, including lower catastrophe and other large property losses. The loss ratio improvement also represents the result of progress made over the past several years to improve price adequacy and to underwrite a more profitable book of business. The first quarter 2004 Commercial Lines loss ratio included 0.8 points related to catastrophe losses compared to 3.6 points in the first quarter of 2003. In addition, the Commercial Lines loss and loss adjustment expense ratios were favorably impacted by prior year development of 3.3 points in first quarter 2004 compared to adverse development of 1.5 points in first quarter 2003.

The commercial multi-peril, business owners, fire and inland marine combined ratio improved in the first quarter of 2004 to 94.0% from 101.1% in the same period of 2003. Catastrophe losses for these lines were 1.6 points in first quarter 2004 compared to 8.3 points in the first quarter 2003 accounting for most of the improvement in the combined ratio. In 2003, these product lines were also impacted by a higher frequency of large non-catastrophe losses. The 2004 accident year combined ratio for the commercial multi-peril related product lines was 98.8%, 4.8 points higher than the calendar year results.

The general liability combined ratio decreased in the first quarter of 2004 to 110.7%, from 125.3% in the same period of 2003. This product line was negatively impacted in 2003 by increased estimates of legal costs on claims from prior years. The 2004 accident year combined ratio for general liability was 109.9%, 0.8 points lower than the calendar year results and 3.9 points lower than first quarter 2003’s accident year results.

The workers’ compensation product line combined ratio for the first quarter of 2004 was 114.7% compared with 134.8% during the same period last year. Although the Group has taken actions to improve workers’ compensation results, assessments for the National Workers’ Compensation Pool, typically in proportion to voluntary business written by state, negatively impacted results in both the first quarter of 2004 and 2003. The National Workers’ Compensation Pool is an association of insurance companies organized to underwrite particular risks for which they are unable to purchase insurance coverage in the voluntary insurance marketplace due to unfavorable risk characteristics. Through assessments from the pool, each member shares in premiums, losses, and expenses according to a pre-determined agreement. The impact of the National Workers’ Compensation Pool added 11.2 points to the workers’ compensation combined ratio for three months ended March 31, 2004 and added 10.1 points in the same period of 2003.

Specialty Lines Segment

The Specialty Lines combined ratio for the first quarter of 2004 was 93.6%, a 0.4 point increase compared with 93.2% in the same period of 2003. Higher reinsurance costs in the commercial umbrella line have put upward pressure on loss and expense ratios. The first quarter 2003 combined ratio included 8.4 points related to a ceded premium accrual from the reinstatement of prior years’ reinsurance layers.

Personal Lines Segment

The Personal Lines combined ratio improved to 107.3% in the first quarter of 2004 from 110.3% in the first quarter of 2003. The improvement in the combined ratio was driven by a significant improvement in the experience for homeowners. This improvement was partially offset by adverse prior year reserve development for personal auto and personal umbrella which added 4.4 points to the combined ratio for Personal Lines for the first quarter of 2004 and by 7.7 points for the contingent liability accrual related to a surplus guarantee on the Proformance transaction, which is described in more detail under the caption “Business.”

The homeowners product line combined ratio improved to 88.0% from 114.5% in the first quarter of 2003. The 26.5 point improvement in the homeowners combined ratio resulted from a decline in catastrophe losses of 6.5 points, and a reduction in the underwriting expense and loss adjustment expense ratios. In addition, price increases, improved underwriting, favorable loss frequency trends and reduced expenses resulted in the improvement in the homeowners’ combined ratio. Catastrophe losses added 2.6 points to the first quarter of 2004 homeowners’ combined ratio compared to 9.1 points for the first quarter of 2003.

The personal auto 2004 first quarter combined ratio was 117.1% up 9.1 points from 108.0% in the first quarter of 2003. The current quarter’s deterioration for this product line was due to the contingent liability accrual related to the surplus guarantee on the Proformance transaction, which added 12.0 points to the personal auto underwriting expense ratio. The product line’s loss and loss adjustment expenses continue to benefit from the implementation of insurance scoring, price increases, elimination of unprofitable business, the withdrawal from the New Jersey market and targeted underwriting. Adverse prior year reserve development offset the positive actions taken to improve the personal auto results, adding 7.0 points to the combined ratio.

Statutory Earned Premium and Combined Ratios

		Combined Ratios
(By operating segment, including selected major product lines)	Earned Premium Year to Date March 31, 2004	Calendar Year to Date March 31, 2004	Accident Year to Date March 31, 2004(a)	Calendar Year 2003	Accident Year 2003(a)
	(in millions)
Commercial Lines	$197.8	98.8%	102.1%	112.3%	105.6%
Workers’ compensation	33.1	114.7%	112.8%	123.0%	115.4%
Commercial auto	56.8	92.7%	98.2%	105.5%	103.6%
General liability	21.0	110.7%	109.9%	122.6%	113.6%
Commercial Multi-Peril Insurance, BOP, fire & inland marine	86.9	94.0%	98.8%	109.7%	101.1%
Specialty Lines	41.7	93.6%	101.0%	77.2%	89.9%
Commercial umbrella	31.1	101.0%	105.7%	80.5%	92.9%
Fidelity & surety	10.6	67.4%	82.9%	68.1%	80.8%
Personal Lines	121.6	107.3%	101.4%	105.6%	102.2%
Personal auto, incl. personal umbrella	74.0	118.8%	111.8%	107.0%	103.4%
Personal property	47.6	88.6%	84.4%	103.3%	100.0%

Total All Lines	$361.1	100.7%	101.4%	106.1%	102.7%

(a)	The loss and loss adjustment expense ratio component of the accident year combined ratio measures losses and loss adjustment expenses arising from insured events that occurred in the respective accident year. The current accident year excludes losses and loss adjustment expenses for insured events that occurred in prior accident years. The measurement date for accident year data is March 31, 2004. Partial and complete accident periods may not be comparable due to seasonality, claim reporting and development patterns, claim settlement rates and other factors.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002 and the year ended December 31, 2001

Results of Operations

Net Income

We reported net income of $75.8 million, or $1.24 per share, compared with a net loss of $0.9 million, or $0.01 per share, for the year 2002, and net income of $98.6 million, or $1.64 per share, in 2001.

Our management believes the significant volatility of realized investment gains and losses limits the usefulness of net income as a measure of current operating performance. Therefore, our management uses the non-GAAP financial measure of net income before realized gains and losses to further evaluate current operating performance. Net income before realized gains and losses is reconciled to net income in the table below:

Reconciliation of Net Income (Loss) before Realized Gains and Losses ($ in millions)	2003	2002	2001
Net income (loss) before realized gains and losses	$52.5	$(30.3)	$(36.4)
After-tax realized gains and losses	23.3	29.4	135.0

Net income (loss)	$75.8	$(0.9)	$98.6

The improved financial results for 2003 are the result of expense reductions and an improved loss ratio. Decreases in personnel and sales related expenses led to the improved results for 2003 compared with 2002. Staff reductions of 11.2% in 2003 compared to 2002 were the result of the claim department reorganization and the Lexington and Indianapolis underwriting offices being consolidated into other locations. The loss ratio improvement in 2003 is due to tighter underwriting standards and an improved risk profile. In addition, development on prior accident years’ losses and loss adjustment expenses decreased $50.3 million before tax from 2002 to $34.1 million before tax in 2003. During 2002, the increase in provision for prior accident years’ losses and loss adjustment expenses totaled $84.4 million before tax and was concentrated in the general liability, commercial auto and personal auto product lines. These improved results were offset by increased catastrophe losses during 2003. The catastrophe losses before tax more than doubled to $43.8 million in 2003 from $20.8 million in 2002 resulting from storms that swept through the midwest and the effects of Hurricane Isabel.

Results in 2003 were also favorably impacted as a result of reduced costs associated with the agent relationships identifiable intangible asset. In 2003, the before-tax amortization and impairment costs were $18.7 million compared with $79.7 million in 2002 and $22.3 million in 2001. This asset represents the excess of cost over fair value of net assets for the 1998 acquisition of the Great American commercial lines division. The impairment charges occurred when estimated future cash flows of certain agents were less than the carrying value. At December 31, 2003, the largest individual agent asset carrying value is $5.9 million, which represents the maximum future impairment charge for an individual agent. Based upon historical performance of this agent, it is unlikely the agent will become impaired or cancelled in the near term. For the approximately 300 individual agents that represent the total agent relationships intangible asset, the average asset carrying value as of December 31, 2003 is $0.5 million. The larger than usual impairment charge in the third quarter of 2002 was due primarily to the recognition that certain agents experienced sustained premium revenue trends that were significantly different from prior estimates, resulting in changes in estimated future cash flows for those agents. The determination of impairment involves the use of management estimates and assumptions. Due to the inherent uncertainties and judgments involved in making these assumptions and the fact that the asset cannot be increased for any agent, further reductions in the valuation of the agent relationship asset are likely to occur in the future and could be significant based on uncertainties such as changes in an agent’s revenue production or profitability.

In 2002, results were negatively impacted by the losses and loss adjustment expenses for prior accident years as described above. The majority of the charge, $62.2 million before tax, occurred in the third quarter and was primarily related to construction defect claims for residential developers and contractors. The Group continues to address this specific type of business for non-renewal. For further discussion, refer to the “Liquidity and Financial Strength — Loss and Loss Adjustment Expenses.”

Net income for 2001 was negatively impacted by prior accident year adverse development in the Group’s workers’ compensation product line and asbestos related claims as well as the impact of an early retirement plan. During the fourth quarter of 2001, OCNJ entered into an agreement to transfer its obligations to renew private passenger auto business in New Jersey to Proformance. In recent years, the market in New Jersey private passenger auto had become unstable due to the inability to control both the volume of writings and the profitability. The Group decided to eliminate future uncertainty and risks related to the New Jersey private passenger automobile market in order to achieve its long-term strategic objectives. Management determined that it was uncertain whether profitability would return to the New Jersey private passenger auto business, as there were indications that some insurance companies were receiving premium rate increase approval from regulators while others were not. The Group’s inability to determine the future impact of insurance reform legislation created additional uncertainty. Both premium rate increases and insurance reform legislation might have returned OCNJ’s private passenger auto business to profitability, but it was uncertain as to if and when that would occur. As a result, the Group concluded that it was prudent to pay a fee to transfer the obligation to renew OCNJ’s New Jersey private passenger auto policies in order to eliminate the future uncertainty associated with that business.

The transaction allowed the Group to stop writing private passenger auto business in New Jersey beginning in March of 2002. Under the terms of the transaction, OCNJ agreed to pay $40.6 million to Proformance to transfer its renewal obligations. The before-tax amount of $40.6 million was charged to income in the fourth quarter of 2001, reducing net income by $26.8 million on an after-tax basis. The contract stipulates that a premiums-to-surplus ratio of 2.5 to 1.0 must be maintained on the transferred business and any new business produced by OCNJ agents newly appointed by Proformance as a result of the contract during the three year period beginning March 2002. The final measurement date is December 31, 2004 and will include use of the statutory insurance expense exhibit which is due April 1, 2005. If this criteria is not met, OCNJ will have to pay up to $15.6 million to Proformance to maintain this premiums-to-surplus ratio. At the end of the first quarter of 2004, the Group accrued a $9.0 million liability following receipt of financial data from Proformance. The Group will continue to monitor the contingency for possible future liability recognition.

During 2001, loss and loss adjustment expense reserves for prior accident years were strengthened by $29.6 million before tax for the workers’ compensation product line and $17.6 million before tax for asbestos related claims development in other product lines. Also in 2001, we adopted an early retirement plan that impacted 147 employees and resulted in a one-time after-tax charge of $4.0 million.

Investment Results

Consolidated before-tax net investment income was $208.7 million in 2003, compared with $207.1 million in 2002 and $212.4 million in 2001. The 2003 increase in consolidated before-tax net investment income of $1.6 million is attributable to an increase in investment assets held, partially offset by increased investment expenses attributable to the implementation of a new investment accounting system, lower average yields on its fixed income portfolio, and increased investment management fees from expanded use of outside investment managers. As part of a conversion to a new investment accounting system in 2003, $5.9 million before tax expense was recorded for a change in accounting estimate relating to amortization of interest only mortgage-backed securities and asset-backed securities. Offsetting most of this charge was a $5.3 million credit for interest received on a federal income tax settlement.

The decrease in investment income of $5.3 million before tax in 2002 was attributable to the significant decline in reinvestment rates on fixed income investments. This decline in rates in 2002 was partially offset by increased investment in fixed income securities following the reallocation of the equity portfolio in 2002 and 2001. The reallocation in the investment portfolio reduced holdings of equity securities and increased holdings of investment grade fixed income securities. After-tax investment income totaled $138.4 million in 2003 compared with $136.9 million in 2002 and $141.3 million in 2001.

Consolidated before-tax realized net investment gains amounted to $35.9 million in 2003, $45.2 million in 2002 and $182.9 million in 2001. Throughout 2002 and 2001 equity securities were sold, many of which had substantially appreciated in value in earlier periods. These sales were part of a program to reduce exposure to the market volatility of equity securities.

During 2003 and 2002, there were no significant realized losses on sales of securities. In 2001, a loss of approximately $6.8 million before tax was realized on the sale of fixed income securities issued by Enron Corporation. These securities had been purchased in prior periods and were sold both prior and subsequent to Enron Corporation’s filing for bankruptcy in December 2001. Prior to 2001, these securities were not in an unrealized loss position.

In the first quarter of 2003, our management decided to transfer a portion of our fixed income securities from the available-for-sale classification into the held-to-maturity classification. This transfer was made because we have both the ability to hold the securities to maturity and the positive intent to do so. At December 31, 2003, the amortized cost of the held-to-maturity portfolio was $356.1 million.

Invested assets comprise a majority of the consolidated assets. Consequently, accounting policies related to investments are critical. See further discussion of important investment accounting policies in “Critical Accounting Policies” and in Footnote 1C in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement. OCC and the Group continually evaluate all of our investments based on current economic conditions, credit loss experience and other developments. The difference between the cost and estimated fair value of investments is continually evaluated to determine whether a decline in value is temporary or other than temporary in nature. This determination involves a degree of uncertainty. If a decline in the fair value of a security is determined to be temporary, the decline is recorded as an unrealized loss in shareholders’ equity. If there is a decline in a security’s fair value that is considered to be other than temporary, the security is written down to the estimated fair value with a corresponding realized loss recognized in the consolidated statements of income.

The assessment of whether a decline in fair value is considered temporary or other-than-temporary includes our judgment as to the financial position and future prospects of the entity issuing the security. It is not possible to accurately predict when it may be determined that a specific security will become impaired. Future impairment charges could be material to the results of operations. The amount of impairment charge before tax was $10.5 million in 2003, compared to $10.9 million and $12.0 million in 2002 and 2001, respectively. The impairment charge represented 0.3% of the market value at December 31, 2003, 2002 and 2001, respectively of the investment portfolio. During 2003, certain AMR Corporation and Delta Air Lines, Inc. fixed income investments were written down by $3.9 million and $2.0 million, respectively. The write-down amounts were determined by the difference between fair value and cost of the securities at the time of the write-down. Our management determined that these securities have an other-than-temporary impairment of value based on its review, which is described above.

We believe that we will recover the cost basis in the securities held with unrealized losses as we have both the intent and ability to hold the securities until they mature or recover in value. Securities are sold to achieve our investment goals, which include the diversification of credit risk, the maintenance of adequate portfolio liquidity, a competitive investment yield and the management of interest rate risk. In order to achieve these goals, sales of investments are based upon current market conditions, liquidity needs and estimates of the future market value of the individual securities.

The following tables summarize for all available-for-sale securities and held-to-maturity securities, the total gross unrealized losses, excluding gross unrealized gains, by investment category and length of time the securities have continuously been in an unrealized loss position as of December 31, 2003:

Available-for-sale with unrealized losses:

(in millions)	Less Than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities:
U.S. Government	$14.8	$(0.1)	$—	$—	$14.8	$(0.1)
States, municipalities and political subdivisions	9.0	(0.2)	—	—	9.0	(0.2)
Corporate securities	248.4	(6.5)	37.0	(1.9)	285.4	(8.4)
Mortgage-backed securities:
Other	242.2	(6.8)	19.2	(1.2)	261.4	(8.0)

Total fixed maturities	514.4	(13.6)	56.2	(3.1)	570.6	(16.7)
Equity securities	0.7	—	1.6	—	2.3	—

Total temporarily impaired securities	$515.1	$(13.6)	$57.8	$(3.1)	$572.9	$(16.7)

Held-to-maturity with unrealized losses:
(in millions)	Less Than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities:
Corporate securities	$106.0	$(1.8)	$5.0	$(0.2)	$111.0	$(2.0)
Mortgage-backed securities:
Other	115.7	(1.9)	27.7	(0.6)	143.4	(2.5)

Total temporarily impaired securities	$221.7	$(3.7)	$32.7	$(0.8)	$254.4	$(4.5)

As part of the evaluation of the entire $21.2 million aggregate unrealized loss on the investment portfolio, we performed a more intensive review of securities with a relatively higher degree of unrealized loss. Based on a review of each security, we believe that unrealized losses on these securities were temporary declines in value at December 31, 2003. In the table above, there are approximately 190 securities represented. Of this total, 31 securities had unrealized loss positions greater than 5% of their market values at December 31, 2003 with none exceeding 20%. This group represented $10.0 million, or 47% of the total unrealized loss position. Of this group, 22 securities representing approximately $7.1 million in unrealized losses had been in an unrealized loss position for less than twelve months. Of the remaining nine securities in an unrealized loss position for longer than twelve months totaling $2.9 million, we believe that we will recover the cost basis of these securities, and we have both the intent and ability to hold the securities until they mature or recover in value. All securities are monitored by portfolio managers who consider many factors such as an issuer’s degree of financial flexibility, management competence and industry fundamentals in evaluating whether the decline in fair value is temporary. In addition, we consider whether it is probable that all contract terms of the security will be satisfied and whether the unrealized loss position is due to changes in the interest rate environment. Should we subsequently conclude the decline in fair value is other than temporary, the book value of the security is written down to fair value with the realized loss recognized in the consolidated statements of income.

The amortized cost and estimated fair value of available-for-sale and held-to-maturity fixed income securities in an unrealized loss position at December 31, 2003, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Available-for-sale	Amortized Cost	Estimated Fair Value	Unrealized Loss
(in millions)
Due in one year or less	$7.0	$6.3	$(0.7)
Due after one year through five years	12.5	12.0	(0.5)
Due after five years through ten years	108.7	106.4	(2.3)
Due after ten years	459.1	445.9	(13.2)

Total	$587.3	$570.6	$(16.7)

Held-to-maturity	Amortized Cost	Estimated Fair Value	Unrealized Loss
(in millions)
Due in one year or less	$—	$—	$—
Due after one year through five years	5.5	5.4	(0.1)
Due after five years through ten years	74.7	73.5	(1.2)
Due after ten years	178.7	175.5	(3.2)

Total	$258.9	$254.4	$(4.5)

Reinsurance Programs

The Group renewed all of its reinsurance programs for 2003 with only moderate changes in the program structure. Although the terrorist events of September 11, 2001 had a significant impact on the reinsurance market, the Group’s reinsurance contracts continue to include coverage for acts of terrorism. Instead of being unlimited as in the past, terrorism coverage in the 2003 contracts was modified to exclude or limit coverage for certain upper layers of reinsurance. We believe that the terrorism coverage in our reinsurance programs is adequate to protect our financial health. We have renewed our reinsurance programs for 2004. The 2004 program maintains a $1.0 million loss retention level for most risks, but the property per risk treaty has a $1.5 million loss retention level. In addition, beginning in 2004, the Group retains 7 percent of all umbrella losses applicable to the $20.0 million excess of $5.0 million layer. The bond reinsurance treaty effective April 11, 2004, includes a $4.0 million excess of $1.0 million layer at a 30% participation level and a $10.0 million excess of $5.0 million layer at a 100% participation level. The top layer of the property catastrophe treaty was reduced from $50 million excess of $75 million to $30 million excess of $75 million, reflecting reduced exposure for personal lines of business. Pricing for the 2004 program reflected flat pricing for the property treaties on average and double digit increases for the casualty treaties on average.

Internally Developed Software

In 2001, the Group introduced into limited production an internally developed software application for issuing and maintaining insurance policies named P.A.R.I.S.sm, a policy administration, rating and issuance system. During 2003, the Group began capitalizing application development costs associated with the Personal Lines segment, which are expected to begin roll out in 2005 and continued capitalization for the Specialty Lines segment which are expected to be rolled out beginning in 2005. During 2002, the Group substantially completed the rollout for the Commercial Lines operating segment. A rollout begins when the application has been placed into service for one or more states for an individual major product line and ends when the application is placed into service for the final state. The rollout period can exceed one year for an individual major product line. The Group capitalizes costs incurred during the application development stage, primarily relating to payroll and payroll-related costs for employees, along with costs incurred for external consultants who are directly associated with the internal-use software project. The cost associated with this application is amortized on a straight-line basis over the estimated useful life of ten years from the date placed into service with before tax amortization expense of $2.6 million, $1.3 million and $0.2 million for 2003, 2002 and 2001, respectively. Upon full implementation of all major product lines, the new application should impact results by approximately $4.0 million to $6.0 million before tax per year in amortization expense until 2015. Capitalized internally developed software costs (including P.A.R.I.S.sm and other internally developed software) and accumulated amortization are summarized in the table below:

(in millions)	2003	2002	2001
Cost	$52.0	$50.3	$41.4
Accumulated amortization	7.2	3.7	1.0

Carrying value	$44.8	$46.6	$40.4

We believe the carrying value of the asset is appropriate. The useful life of the internally developed software was determined by using certain assumptions and estimates. Inherent changes in these assumptions could result in an immediate impairment to the asset and a corresponding charge to net income. The Group periodically reviews the asset for impairment as events or circumstances arise that may affect the carrying value.

Statutory Results

We use statutory financial criteria to analyze the Group’s property and casualty results and insurance industry regulators require the Group to report statutory financial measures. We analyze statutory results through the use of insurance industry financial measures including statutory loss and loss adjustment expense ratios, statutory underwriting expense ratio, statutory combined ratio, net premiums written and net premiums earned. The statutory combined ratio is a commonly used gauge of underwriting performance measuring the percentages of premium dollars used to pay insurance losses and related expenses. The combined ratio is the sum of the loss ratio, the loss adjustment expense ratio and the underwriting expense ratio. All references to combined ratio or its components are calculated on a statutory accounting basis and are calculated on a calendar year basis unless specified as calculated on an accident year basis. A discussion of the differences between statutory accounting and generally accepted accounting principles in the United States is included in Footnote 15 in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement.

Insurance industry financial measures are included in the next several sections and in our financial statements and their related notes included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement. Statutory surplus, a financial measure that is required by insurance regulators and used to monitor financial strength, is discussed in “—Liquidity and Financial Strength Statutory Surplus—Statutory Surplus”.

All Lines Discussion

Statutory net premiums written decreased $7.0 million in 2003 to $1,441.6 million. The decline in statutory net premiums written over 2002 reflects the Group’s efforts to restructure its risk profile as Personal Lines withdrew from select markets and Commercial Lines implemented stricter underwriting guidelines, including the non-renewal of certain construction defect related risks. In addition, the decline in net premiums written from last year also reflects the impact of higher reinsurance costs. Net premiums written totaled $1,448.6 million in 2002 and $1,472.2 million in 2001. The slight decline of net premiums written in 2002 when compared to 2001 is primarily attributable to the reduction in premiums related to the non-renewal of the Group’s New Jersey private passenger auto business which began to be non-renewed in March of 2002.

The Group’s business is geographically concentrated in the Mid-Western and Mid-Atlantic regions. The following table shows consolidated net premiums written for the Group’s five largest states:

All Lines Net Premiums Written Distributed by Top States

	2003	2002	2001
New Jersey	11.1%	12.5%	17.4%
Ohio	9.2%	9.4%	9.8%
Pennsylvania	8.5%	7.9%	6.8%
Kentucky	8.2%	7.7%	7.9%
Illinois	5.3%	5.3%	5.1%

New Jersey is the Group’s largest state with 11.1% of the total net premiums written during 2003. In recent years, New Jersey’s legislative and regulatory environments for private passenger automobile insurance have become less favorable to the insurance industry. The state requires insurance companies to accept all risks that meet underwriting guidelines for private passenger automobile while rigidly controlling the rates charged. In the fourth quarter of 2001, OCNJ entered into an agreement to transfer its New Jersey private passenger auto renewal obligations to Proformance. This transaction allowed the Group to stop writing business in the New Jersey private passenger auto and personal umbrella markets in early 2002.

The All Lines combined ratio improved 6.7 points to 106.1% in 2003, compared with 112.8% in 2002 and 115.3% in 2001. An improved underwriting expense ratio and lower losses and loss adjustment expenses contributed to the All Lines combined ratio improvement in 2003. The combined ratio benefited from a reduction in personnel and sales related expenses. These two items, somewhat offset by increased expenses for technology including amortization of internally developed software, contributed to the 0.8 point reduction in the underwriting expense ratio from 34.9% in 2002 to 34.1% in 2003. The loss and loss adjustment expense ratio decreased 5.8 points from 77.9% in 2002 to 72.1% in 2003. The loss and loss adjustment expense ratio was impacted by $34.1 million and $84.4 million of before tax prior accident year reserve development in 2003 and 2002, respectively, which added 2.4 points and 5.8 points to the 2003 and 2002 All Lines combined ratio, respectively. The remaining improvement of 2.4 points in the 2003 loss and loss adjustment expense ratio over 2002 was due to significant improvement in the Personal Lines loss ratio primarily related to the withdrawal from New Jersey personal auto and a decrease in non-catastrophe experience for the personal property product lines.

The All Lines combined ratio improved 2.5 points in 2002 compared to 2001 due primarily to improvement in the Personal Lines and Commercial Lines loss and loss adjustment expense ratio. The positive improvements resulted from tighter underwriting standards, lower catastrophe losses and large losses offset by increases in loss and loss adjustment expense reserves due to adverse prior years development, primarily related to construction defect losses.

The loss and loss adjustment expense ratios were impacted negatively in 2003, 2002 and 2001 by adjustments to estimated losses related to prior years’ business. The loss and loss adjustment expense ratio components of the accident year combined ratio measures losses and loss adjustment expenses arising from insured events that occurred in the respective accident year. The current accident year excludes losses and loss adjustment expenses for insured events that occurred in prior accident years.

In 2003, the All Lines accident year combined ratio was 103.7%, which is 2.4 points better than the All Lines calendar year combined ratio of 106.1%. The All Lines combined ratio for accident years 2002 and 2001, measured as of December 31, 2003, were 104.2% and 110.9%, respectively.

The table below summarizes the impact of changes in provision for all prior accident year losses and loss adjustment expenses:

	2003	2002	2001
	(in millions)
Statutory net liabilities, beginning of period	$2,078.7	$1,982.0	$1,907.3
Increase in provision for prior accident year claims	34.1	84.4	$58.5
Increase in provision for prior accident year claims as % of premiums earned	2.4%	5.8%	3.9%

In 2003, the impact of this adverse development for prior accident years’ losses and loss adjustment expenses was concentrated in the commercial multi-peril product line of the Commercial Lines operating segment and in the personal auto product line of the Personal Lines operating segment. The commercial umbrella product line experienced significant favorable development for prior years’ losses and loss adjustment expenses, primarily due to a reduction in estimated future costs for claims adjuster related expenses. The total provision for prior years’ losses and loss adjustment expenses of $34.1 million before tax represents 1.6% of loss and loss adjustment expense reserves as of year-end 2002.

The comparable amount of provision for prior years’ losses and loss adjustment expenses recognized during the year 2002 was $84.4 million before tax representing 4.3% of loss and loss adjustment expense reserves as of year-end 2001. This was concentrated in the commercial auto and general liability product lines of the Commercial Lines operating segment.

The comparable amount for provisions for prior years’ losses and loss adjustment expenses recognized during the year 2001 was $58.5 million before tax. This represents 3.1% of loss and loss adjustment expense reserves as of year-end 2000. This was concentrated primarily in the workers’ compensation and general liability product lines.

The 2002 combined ratio includes a reallocation of loss adjustment expense reserves estimates related to claims adjuster salaries, benefits and similar costs from the Commercial and Specialty Lines segments to the Personal Lines segment. This increased the 2002 Personal Lines segment combined ratio by 1.5 points and decreased the Commercial and Specialty Lines segments combined ratios by 0.6 points and 2.4 points, respectively.

Catastrophe losses in 2003 totaled $43.8 million, compared with $20.8 million in 2002 and $34.6 million in 2001. The Group was impacted by 21 separate catastrophes in 2003, compared with 25 catastrophes in 2002 and 19 in 2001. Catastrophe losses added 3.1 points to the combined ratio in 2003, compared with 1.4 points in 2002 and 2.3 points in 2001. The effects of catastrophes on our results cannot be accurately predicted. As such, severe weather patterns, acts of war or terrorist activities could have a material adverse impact on our results, reinsurance pricing and availability of reinsurance.

Catastrophe losses, net of reinsurance, for each of the last three years were:

Catastrophe Losses (before tax)	2003	2002	2001
Dollar Impact (in millions)	$43.8	$20.8	$34.6
Statutory Combined Ratio Impact	3.1%	1.4%	2.3%

The seven-year historical catastrophe impact on the loss ratio compared to 2003 actual for all lines of business were:

Loss Ratio Point Impact	Q1	Q2	Q3	Q4	Annual
1997-2003 Historical Average	1.6	4.7	3.1	0.8	2.6
2003 Actual	3.2	4.0	4.5	0.7	3.1

The underwriting expense ratio, which measures underwriting expenses as a percentage of net premiums written, decreased by 0.8 points in 2003 to 34.1% compared with 34.9% in 2002 and 35.4% in 2001. The 2003 underwriting expense ratio was favorably impacted by a reduction in employee related costs and lower sales related expenses as a percentage of premiums, and was partially offset by higher expenses related to investments in technology. Sales related expenses for 2003 included the resumption of a ceding commission for certain layers of commercial umbrella reinsurance and also agent bonus commission levels more similar to years prior to 2002. The employee count continued to decline in 2003 with an 11.2% decline over 2002, resulting in part from claim staff reorganization and underwriting facility consolidations. The employee count was 2,669, 3,004 and 3,365 as of December 31, 2003, 2002 and 2001, respectively.

The underwriting expense ratio for the year 2002 decreased compared to 2001 due primarily to the 2001 impact of 2.7 points related to the $40.6 million New Jersey transfer fee. The year 2002 underwriting expense ratio experienced upward pressure due to two factors with a total impact of approximately 1.6 points. These two factors were the non-renewal of the New Jersey private passenger auto business, which had lower commission rates and lower variable processing costs than most other business and the elimination of ceding commissions received in previous years on umbrella premiums ceded to reinsurers. The 2002 commission expense ratio, a component of the underwriting expense ratio, was at a relatively high level due to higher than expected umbrella net premiums written, which had a relatively high commission rate on a net of reinsurance basis and to higher than expected accruals for agent bonus commissions.

The 2003, 2002 and 2001 statutory underwriting expenses also included $5.2 million, $2.6 million and $0.5 million of software amortization expense before tax, respectively, related to the rollout of P.A.R.I.S.sm, a new internally developed software application. On a statutory accounting basis, the new application is being amortized over a five-year period (compared to ten-year period under GAAP) in accordance with statutory accounting principles. During 2002, the Group substantially completed the rollout of the new application for the

Commercial Lines segment. During 2003, the Group began capitalizing application development costs associated with the Personal Lines segment which are expected to begin rollout in 2005. The Specialty Lines segment is on target for rollout in the beginning of 2005. Upon full implementation, the impact on statutory expenses is expected to be approximately $8.0 million to $12.0 million in annual amortization expense before tax through 2010. The additional cost is expected to be offset in part by reduced labor costs related to underwriting and policy processing.

Segment Discussion

The following tables provide key financial measures for each of the property and casualty reportable segments:

Commercial Lines Segment (in millions)	2003	2002	2001
Net premiums written	$792.6	$762.2	$689.6
Net premiums earned	$777.4	$725.6	$707.6
Loss ratio	61.4%	60.8%	64.5%
Loss adjustment expense ratio	14.5%	18.0%	15.3%
Underwriting expense ratio	36.4%	36.3%	36.4%

Specialty Lines Segment (in millions)	2003	2002	2001
Net premiums written	$164.9	$179.9	$136.1
Net premiums earned	$162.7	$158.5	$130.6
Loss ratio	28.7%	39.0%	42.0%
Loss adjustment expense ratio	5.0%	11.0%	10.4%
Underwriting expense ratio	43.5%	44.1%	38.4%

Personal Lines Segment (in millions)	2003	2002	2001
Net premiums written	$484.1	$506.5	$646.5
Net premiums earned	$484.3	$566.3	$668.0
Loss ratio	67.5%	70.5%	73.4%
Loss adjustment expense ratio	11.0%	14.0%	12.1%
Underwriting expense ratio	27.1%	29.6%	33.7%

Commercial Lines Segment

The Commercial Lines combined ratio for the year 2003 decreased 2.8 points to 112.3% from 115.1% in 2002. The improvement in the combined ratio occurred in spite of 5.3 points of adverse development on loss and loss adjustment expense reserves primarily in the commercial multiple peril product lines and workers’ compensation. The combined ratio improved from 2001 to 2002 by 1.1 points. This improvement was less than expected due to $73.9 million of adverse development in loss and loss adjustment expense reserves from prior years adding 10.2 points to the 2002 combined ratio. Of this amount, approximately $51.6 million related to construction defect issues which added 7.1 points to the combined ratio for 2002. Renewal price increases had a positive impact during 2003, 2002 and 2001. The 2003 average renewal price increase was 11.4% for Commercial Lines direct premiums written, compared with 16.3% and 15.2% average renewal price increases in 2002 and 2001, respectively. The 2003 average renewal price increase was lower than in prior years due to a broad trend indicating that Commercial Lines policies are approaching price adequacy and competitive pricing pressures in the marketplace are increasing. Commercial Lines results for 2003 included higher than expected catastrophe losses and large non-catastrophe losses compared to 2002. Catastrophe losses added 2.6 points in 2003 to the Commercial Lines combined ratio, compared to 0.5 points in 2002 and 1.0 point in 2001. Large non-

catastrophe losses related to current accident year losses measured as of December 31 added 7.2 points, 4.6 points and 5.5 points to the combined ratio for 2003, 2002 and 2001, respectively.

The workers’ compensation product line combined ratio decreased 6.2 points in 2003 to 123.0%, despite 7.1 points of adverse prior years loss and loss adjustment expense reserve development, 3.8 points of which was due to increased reserves on two lifetime workers’ compensation claims. Although this line continues to experience adverse development on prior accident years’, the combined ratio decreased for the third year in a row. In 2002, the combined ratio decreased 9.4 points to 129.2%, compared to 138.6% in 2001. The loss ratio was the main component driving the high combined ratios in all three years. The 2003 workers’ compensation loss ratio was 78.3% compared to 80.6% in 2002 and 95.8% in 2001. Adverse development of prior year losses due to an increase in claims severity contributed to the poor results for all three years. The 2003 accident year loss ratio of 69.0% was 9.3 points lower than the 2003 calendar year loss ratio. The 2002 and 2001 accident year loss ratios were 72.5% and 73.3%, respectively, which were 8.1 points and 22.5 points lower than the respective calendar year loss ratios.

Although the Group has taken actions to improve workers’ compensation results, including a more conservative underwriting appetite in states where there is rate inadequacy despite the attainment of double-digit renewal increases for the year, the product line continues to be negatively impacted by assessments for the National Workers’ Compensation residual market pool. The impact of the National Workers’ Compensation residual market pool added 4.5 points to the workers’ compensation combined ratio in 2003, compared to 1.5 points in 2002 and decreased the ratio 1.9 points in 2001.

The Group continued to achieve average renewal price increases for workers’ compensation of 14.7% for 2003, compared with increases of 20.1% and 16.6% for 2002 and 2001, respectively. Net premiums written for 2003, 2002 and 2001 totaled $132.4 million, $143.9 million, and $148.6 million, respectively. The continued decrease in net premiums written for workers’ compensation was the result of the Group’s initiative to responsibly price and underwrite this product line in order to make the line more profitable.

The commercial auto product line net premiums written increased $14.9 million or 7.0% to $228.3 million in 2003. During 2002, net premiums written for this line increased $26.7 million, or 14.3% to $213.4 million, compared with $186.7 million in 2001. The 2003, 2002 and 2001 increases were driven by renewal price increases, averaging 11.0%, 15.2% and 15.5%, respectively.

The 2003 commercial auto combined ratio improved 4.7 points to 105.5% compared to 110.2% in 2002. This improvement was largely due to improved underwriting, the effect of renewal price increases and less adverse loss and loss adjustment expense reserve development from prior years. The 2002 commercial auto combined ratio increased to 110.2%, from 107.6% in 2001. The increase in the combined ratio from 2001 was due to greater than expected average settlement amounts (loss severity) from prior years. The accident year combined ratios for this line were 104.6% in 2003, 99.0% in 2002 and 105.2% in 2001. The increase in the accident year combined ratio from 2002 was due to an increase in the number of large losses as measured by higher average paid losses and case reserves.

Net premiums written for the commercial multiple peril, fire and inland marine product lines increased 8.7% to $348.4 million in 2003. These product lines also experienced an increase in 2002 of 16.4% to $320.4 million, compared with $275.2 million in 2001. The combined ratio increased in 2003 to 109.7% as a result of higher than expected catastrophe losses, large property losses and adverse prior years loss development. Catastrophe losses added 6.3 points to the combined ratio in 2003, compared to 1.5 and 2.9 points in 2002 and 2001, respectively. Large property losses were $22.5 million in 2003, which added 6.7 points to the combined ratio compared with $16.2 million in 2002, adding 5.4 points to the 2002 combined ratio. Adverse development in 2003 added 7.1 points to the 2003 combined ratio compared to 0.6 points in 2002. In 2002, the combined ratio decreased to 95.8% from 106.4% in 2001. The improvement from 2001 to 2002 resulted from strong new and renewal pricing and more selective and focused underwriting.

Net premiums written for the monoline general liability product line decreased slightly to $83.4 million compared to $84.5 million in 2002 and $79.0 million in 2001. The small decrease in 2003 was a result of actions taken on classes of business potentially subject to construction defect losses. The increase from 2001 to 2002 was due to higher new and renewal pricing levels.

The general liability product line combined ratio decreased 48.7 points in 2003 to 122.6%, compared to 171.3% in 2002. The large decrease was due to a higher than desired 2002 loss ratio, which is attributable to 57.8 points of adverse development in 2002 compared to 8.2 points of adverse development in 2003. The 2001 combined ratio was 120.8%. The accident year combined ratio for 2003 was 114.4% compared to 108.8% and 122.9% in 2002 and 2001, respectively. The increase in the 2003 accident year combined ratio was a result of higher severity for this line of business. The adverse development and difference between the accident and calendar year results in 2002 was primarily due to increases in residential general contractors and developers related construction defect reserves established for prior accident years due to greater than expected frequency and loss severity. The construction defect issues are being addressed by continuing and expanding previous underwriting actions on certain classes of business that are more prone to construction defect claims.

Statutory Earned Premium and Combined Ratios

	Combined Ratios
(by operating segment, including selected major product lines) (in millions)	2003 Earned Premium	2003	Accident Year 2003(a)	2002	Accident Year 2002(a)	2001	Accident Year 2001(a)
Commercial Lines	$777.4	112.3%	107.1%	115.1%	101.3%	116.2%	109.8%
Workers Compensation	134.7	123.0%	115.9%	129.2%	116.1%	138.6%	111.2%
Auto Commercial	221.2	105.5%	104.6%	110.2%	99.0%	107.6%	105.2%
General Liability	84.4	122.6%	114.4%	171.3%	108.8%	120.8%	122.9%
Commercial Multi-Peril Insurance, Fire & Inland Marine	337.1	109.7%	103.3%	95.8%	93.8%	106.4%	107.6%
Specialty Lines	162.7	77.2%	90.3%	94.0%	89.4%	90.8%	82.3%
Commercial Umbrella	120.5	80.5%	93.3%	97.7%	94.5%	93.6%	81.6%
Fidelity & Surety	41.8	68.1%	81.1%	81.7%	74.2%	76.8%	76.5%
Personal Lines	484.3	105.6%	102.7%	114.1%	111.2%	119.2%	117.6%
New Jersey personal auto (b)	1.2	648.1%	257.3%	154.8%	138.3%	152.2%	143.4%
Other personal lines	483.1	104.0%	102.1%	107.9%	107.1%	111.8%	111.8%
Other personal	295.2	105.2%	102.6%	107.1%	106.7%	107.1%	108.8%
Homeowners	154.6	106.9%	105.8%	110.3%	111.4%	120.5%	119.3%

Total All Lines	$1,424.4	106.1%	103.7%	112.8%	104.2%	115.3%	110.9%

(a)	The loss and loss adjustment expense ratio component of the accident year combined ratio measures losses and loss adjustment expenses arising from insured events that occurred in the respective accident year. The current accident year excludes losses and loss adjustment expenses for insured events that occurred in prior accident years. Accident year 2003 as of December 31, 2003 measures insured events for the twelve months of 2003. Accident year 2002 as of December 31, 2003 measures insured events for the twelve months of 2002 with remaining related liabilities estimated as of December 31, 2003. Accident year 2001 as of December 31, 2003 measures insured events for the twelve months of 2001 with remaining related liabilities estimated as of December 31, 2003. Accident periods may not be comparable due to seasonality, claim reporting and development patterns, claim settlement rates and other factors.
(b)	The Group exited the New Jersey private passenger automobile market in March 2002 which was completed in March 2003. The combined ratio in 2003 for New Jersey personal auto is larger than normal due to prior year loss development in relation to significantly reduced premium levels from this business.

Specialty Lines Segment

Specialty Lines combined ratio for 2003 improved 16.8 points to 77.2% compared to 94.0% and 90.8% for 2002 and 2001, respectively. The improvement in the 2003 combined ratio was due primarily to overall favorable development on prior accident year loss and loss adjustment expense reserves of $21.3 million compared to favorable development in 2002 of $2.2 million and adverse development of $4.1 million in 2001.

The fidelity and surety product lines in the Specialty Lines segment contributed to the favorable results for this segment. Fidelity and surety net premiums written decreased slightly to $43.9 million, compared to $45.6 million and $38.7 million in 2002 and 2001, respectively. Despite lower net premiums written in 2003, the combined ratio improved to 68.1% in 2003, compared with 81.7% in 2002 and 76.8% in 2001. The improvement in the 2003 fidelity and surety combined ratio was the result of favorable development on prior accident year loss and loss adjustment expense reserves of $5.5 million and overall lower losses for this product line. During the fourth quarter of 2002, there was a return of ceded premium of $5.3 million before tax for the fidelity and surety business in the Specialty Lines operating segment. This return of ceded premium was due to the exercise of a contractual option on the bond reinsurance treaty based on highly favorable bond combined ratios over the past fourteen years.

Net premiums written for the commercial umbrella product line decreased $11.8 million, or 8.9% in 2003 to $120.9 million, compared with $132.7 million in 2002 and $92.2 million in 2001. Higher reinsurance costs in 2003, driven by the addition of a ceding commission and by increased reinsurance rates per dollar of premium, had a negative impact on net premiums written. The addition of ceding commissions on the current reinsurance contract causes a corresponding increase to ceded premiums. Average renewal price increases were 18.1%, compared to 37.6% in 2002 and 20.3% in 2001. The 2003 combined ratio was 80.5% compared to 97.7% and 93.6% in 2002 and 2001, respectively. The improved combined ratio in 2003 was largely attributable to favorable development on prior accident year loss and loss adjustment expense reserves due largely to a reduction in estimated future costs for commercial umbrella claims adjuster related expenses that favorably impacted the Specialty Lines combined ratio by 6.8 points.

Personal Lines Segment

The Personal Lines combined ratio for 2003 decreased 8.5 points to 105.6% compared to 114.1% in 2002 and 119.2% in 2001. Every product line in the Personal Lines operating segment registered an improved combined ratio in 2003 compared to 2002. The improvement was driven by the withdrawal from New Jersey private passenger auto market which began in 2002, premium rate increases, a significant improvement in the non-catastrophe experience for homeowners and a decline in the underwriting expense ratio. The 5.1 point improvement in 2002 was attributable to the implementation of price increases, insurance scoring, enhanced claims management procedures, withdrawal from states that have proven unprofitable and lower than average losses from catastrophes. The Group continued to narrow its geographic focus in Personal Lines during 2003. The Group has received all necessary approvals from regulators to withdraw its Personal Lines business from Florida, Georgia and Texas. These three states contributed approximately $3.0 million to net premiums written in 2003. Personal lines excluding New Jersey private passenger auto results and the effects of the withdrawal states and cancelled agents would have grown by approximately 9.0% in 2003. The Group does not write any lines of business in California.

Net premiums written for private passenger auto decreased in 2003 by $28.6 million to $292.7 million compared to $321.3 million in 2002 and $451.2 million in 2001. This product line has decreased, as expected, due to the Group’s strategy to withdraw from certain states. Agency cancellations also contributed to the decline in premiums in 2003, 2002 and 2001. The combined ratio for private passenger auto improved during 2003 by 8.6 points to 107.7% compared to 116.3% in 2002 and 118.9% in 2001. The Group is implementing price increases and claims management procedures to further improve results.

Given the unfavorable regulatory environment and uncertainty over the future profitability for private passenger auto in New Jersey, the Group announced in the fourth quarter of 2001 the transaction to allow the Group in early 2002 to stop writing private passenger auto business in New Jersey. The transaction, described in the “—Results of Operations—Net Income” section, has allowed the Group to complete its exit from the New Jersey personal lines auto market in early 2003. New Jersey’s private passenger auto net premiums written represented approximately 7.5% of the Group’s total private passenger auto book of business in 2002, compared to 27.0% in 2001. New Jersey regulation mandates private passenger automobile insurers in the state to provide insurance to all eligible consumers with limited exceptions. This “take-all-comers” regulation eliminated the Group’s ability to control the volume and selection of writings in the state. Poor underwriting results in New Jersey contributed to the poor performance in 2002 and 2001. The New Jersey private passenger auto results added 6.2 and 7.1 points to the 2002 and 2001 Personal Lines loss ratio, respectively.

Homeowners product line net premiums written increased 2.3% in 2003 to $157.2 million compared to $153.7 million in 2002 and $162.0 million in 2001. The Group has placed emphasis on price increases, coverage restrictions, insurance scoring and agency management. Average implemented rate increases were 22.0%, 10.1% and 2.8% in 2003, 2002 and 2001, respectively.

The 2003 homeowners combined ratio decreased 3.4 points to 106.9% compared to a 10.2 point decrease in 2002 to 110.3%. This compares with a combined ratio of 120.5% in 2001. The improvement in 2003 is attributable to improved underwriting discipline and aggressive pricing. Combined ratios are heavily impacted by catastrophe losses which added 11.8 points to the combined ratio in 2003, 8.7 points in 2002 and 12.3 points in 2001.

Liquidity and Financial Strength

Cash Flow

Net cash generated from operations was $57.5 million for the first three months of 2004 compared with $7.6 million for the same period in 2003 largely resulting from a decrease in paid losses and loss adjustment expenses. Net cash generated from operations for the year ended December 31, 2003 was $168.7 million compared with cash generated of $148.2 million and $70.2 million for the years ended December 31, 2002 and 2001, respectively. The increase for the year 2003 compared to 2002 was due primarily to a $57.2 million reduction in paid losses and loss adjustment expenses as operating revenues for the two years were roughly equal. This increase in cash was partially offset by an increase in payments to reinsurers for premium cessions, contingent commission bonus payments to agents and the final payments of the replacement carrier fee for New Jersey private passenger auto business. The increase in the reinsurance recoverable asset did not significantly impact cash flow in 2003 since there was a corresponding increase in liabilities for most of the increase in this asset. The reinsurance recoverable asset increased $172.8 million with $141.9 million due to increases in loss reserves for future loss payments expected to be paid by reinsurers along with other components as shown in Footnote 7 in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement. The increase in reinsurance recoverables is due primarily to the Group writing more commercial umbrella business, most of the premiums and losses are ceded to reinsurers, resulting in an increase in the reinsurance recoverable asset and a corresponding increase in ceded loss, loss adjustment expenses and unearned premium reserves. The increase in cash generated from operations in 2002 was also due primarily to a reduction in paid losses and paid loss adjustment expenses offset partially by payments of the replacement carrier fee for New Jersey private passenger auto business. Net cash used in investing was $66.0 million in the first quarter of 2004 compared with $25.2 million during the first quarter of 2003. Investing activities used net cash of $175.6 million for the year ended December 31, 2003, compared with net cash used of $173.7 million and $57.4 million for the years ended December 31, 2002 and 2001, respectively. OCC and the Group purchased fewer fixed income securities in 2003 as prepayments on mortgage backed securities were reduced in 2003 compared to 2002, leaving less cash flow to reinvest. Proceeds from the sale of equity and fixed maturity securities also continued to decline as OCC and the Group maintain the current portfolio which contains primarily investment grade corporate and mortgage backed securities. Cash inflows from the sale of property and equipment increased over 2002 as the Group sold a building located in Lexington, Kentucky including the related office equipment and land for sales proceeds of $4.6 million.

Cash provided by financing operations was $2.9 million in the first three months of 2004 compared with $0.1 million in the first three months of 2003. Total cash generated in financing activities was $1.6 million for the year ended December 31, 2003, compared to cash used of $4.6 million and $10.5 million in 2002 and 2001, respectively. Cash generated by financing in 2003 resulted from the exercise of stock options partially offset by principal payments on the low interest rate loan from the State of Ohio. This compares to cash used for financing activities in the full year 2002, which included the repayment of our $205.0 million credit facility and issuance of new convertible debt with net proceeds of $194.0 million.

Overall, total cash used in the full year 2003 was $5.3 million, compared to $30.1 million in 2002 and cash generated of $2.3 million in 2001. To further strengthen our financial position, we did not pay any shareholder dividends for the years presented. On a regular basis, management analyzes the profitability and capital position of the Group and our liquidity including our evaluation of whether to reinstitute a dividend to our shareholders or a share repurchase program.

We are dependent on dividend payments from our insurance subsidiaries in order to meet operating expenses and debt obligations. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies. During 2004, dividend payments from our insurance subsidiaries to us are limited to approximately $86.8 million without prior approval of the Ohio Insurance Department. During the first quarter of 2004, OCIC paid a dividend of $30.0 million to us resulting in a dividend payment limitation of $56.8 million for the remainder of 2004. Additional restrictions may result from the surplus requirements in the credit agreement dated July 31, 2002. We do not anticipate that the minimum surplus requirement will limit OCIC’s ability to pay dividends in the near future.

Off-Balance Sheet Arrangements and Contractual Obligations

As of March 31, 2004, and December 31, 2003, 2002 and 2001, we did not have any off-balance sheet arrangements as defined by Financial Release—67, “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”

The following table presents our obligations to make future payments under contractual obligations as of December 31, 2003:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt*	$4.4	$0.7	$1.5	$1.5	$0.7
Operating leases	18.2	4.5	7.1	4.7	1.9
Purchase obligations	80.2	35.7	33.3	11.2	—
Other long-term Liabilities**	94.7	71.4	14.0	2.9	6.4

Total contractual cash obligations	$197.5	$112.3	$55.9	$20.3	$9.0

*	Excluded from long-term debt obligations are the convertible notes with outstanding principal of $201.3 million which is due on March 19, 2022 and semi-annual interest payments of $5.0 million. The notes may be converted into common stock under certain conditions described in Footnote 16 in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement and disclosed separately below.
**	Excluded from other long-term liabilities are pension obligations which are described in Footnote 5 in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement and disclosed separately below. Also excluded are losses and loss adjustment expense reserves as the timing of payout is uncertain. For further discussion on losses and loss adjustment expense reserves, refer to the losses and loss adjustment expense discussion below.

As of March 31, 2004 there have been no material changes to our obligations to make future payments under contractual obligation.

In December 2003, the Financial Accounting Standards Board, or FASB, issued a revised Interpretation No. 46 – Consolidation of Variable Interest Entities, or FIN 46, an interpretation of Accounting Research Bulletin No. 51. FIN 46 requires a variable interest entity, or VIE, to be consolidated by the primary beneficiary of the entity if certain criteria are met. Some provisions of FIN 46 require certain special purpose entities, or SPE, to be consolidated as of December 31, 2003. We do not have any investments that qualify as SPE’s under these provisions. FIN 46 also requires consolidation of all variable interests held no later than the end of the first reporting period that ends after March 15, 2004 (for us as of March 31, 2004). We currently hold one equity investment in APM Spring Grove, Inc., or APM, which was deemed a variable interest entity in accordance with FIN 46. As a result, APM was consolidated into our financial statements during the first quarter of 2004 in accordance with FIN 46, which resulted in a $1.6 million loss due to a cumulative effect of an accounting change. The investment relates to an agreement in 1984, which created APM, whose largest asset is an office building located in Cincinnati, Ohio. APM’s only source of revenue is derived from leasing the office building. The rental income on the office building is used by APM to repay principal and interest on bonds we own that were issued to purchase the building. Our maximum exposure to loss as a result of our involvement with APM is $3.6 million. As of December 31, 2003, APM had total assets and total liabilities of $0.7 million and $2.4 million, respectively.

Debt

As of March 31, 2004 and December 31, 2003, we had $205.0 million and $205.2 million of principal outstanding on debt, respectively, that includes a low interest loan with the state of Ohio with a remaining balance as of March 31, 2004 and December 31, 2003 of $3.8 million and $3.9 million, respectively. During the year 2002, we completed an offering of 5.00% convertible notes, in an aggregate principal amount of $201.3 million, due March 19, 2022 and generated net proceeds of $194.0 million. The issuance related costs are being amortized over the life of the convertible notes and are being recorded as related fees. The liability for debt is reported on the balance sheet net of the unamortized fees. We use the effective interest rate method to record the interest and related fee amortization. Interest is payable on March 19 and September 19 of each year. The convertible notes may be converted into shares of our common stock under certain conditions, including: if the price per share of our common stock reaches specific thresholds; if the credit rating of the convertible notes is below a specified level or withdrawn, or if the convertible notes have no credit rating during any period; or if specified corporate transactions have occurred. The conversion rate is 44.2112 shares per each $1,000 principal amount of convertible notes, subject to adjustment in certain circumstances. If all outstanding convertible notes are converted, the total outstanding common shares would increase by 8.9 million shares. The convertible debt impact on earnings per share is based on the “if-converted” method. The impact on diluted earnings per share is contingent on whether or not certain criteria have been met for conversion. As of March 31, 2004, the common share price criterion had not been met and, therefore, no adjustment to the number of diluted shares on the earnings per share calculation was made for the convertible debt. On or after March 23, 2005, we have the option to redeem all or a portion of the convertible notes that have not been previously converted at the following redemption prices (expressed as a percentage of principal amount):

During the Twelve Months Commencing	Redemption Price
March 23, 2005	102%
March 19, 2006	101%
March 19, 2007 until maturity of the notes	100%

The holders of the convertible notes have the option to require us to purchase all or a portion of their convertible notes on March 19 of 2007, 2012 and 2017 at 100% of the principal amount of the convertible notes. In addition, upon a change in control of OCC occurring anytime prior to maturity, holders may require us to purchase for cash all or a portion of their convertible notes at 100% of the principal amount plus accrued interest.

We intend to use the net proceeds from this transaction principally to repay a portion of the $201,250,000 aggregate principal amount of the OCC 5.00% convertible notes due March 19, 2022. We may also use the net proceeds to repurchase shares of our common stock in an amount up to the equivalent number of shares to be issued if holders of our convertible notes elect to convert their convertible notes into shares of our common stock in accordance with the terms of our convertible notes. Until the funds are needed for such purposes, we intend to invest the net proceeds in taxable fixed income securities.

Additionally, on July 31, 2002, we entered into a revolving credit agreement. Under the terms of the credit agreement, the lenders agreed to make loans to us in an aggregate amount up to $80.0 million for general corporate purposes. The agreement requires us to maintain minimum net worth of $800.0 million. The credit agreement also includes a minimum statutory surplus requirement for OCIC of $650.0 million. Additionally, other covenants and customary provisions are included in the agreement. We have not been in violation of the covenants contained in the agreement and do not foresee any difficulties in meeting the covenant requirements in the near future. We have not drawn on the revolver as of March 31, 2004. The credit agreement expires on March 15, 2005 and we plan to either renew or replace the revolving credit facility. Prior to the expiration of the current revolver, we will determine if the principal amount of the facility should be adjusted.

Pension and Other Postretirement Benefits

OCIC sponsors a defined benefit pension plan and other postretirement benefit plans that cover substantially all employees. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. Key factors include assumptions about the expected rates of return on plan assets, discount rates, rate of compensation increases and health care cost trend rates, as determined by OCIC, within certain guidelines. OCIC considers market conditions, including changes in investment returns, interest rates and inflation in making these assumptions.

OCIC determines the expected long-term rate of return on plan assets based on the geometric method, which represents the average compound return of the plan assets. Plan assets are comprised primarily of investments in mutual funds, common stocks, corporate bonds, U.S. government securities, real estate investment trusts and other investments. OCIC considers the current level of expected returns on risk free investments, primarily government bonds, the historical level of the risk premium associated with the other asset classes and the expectations for future returns of each asset class when developing the expected long-term rate of return on assets assumption. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of the 8.75% assumption for 2003. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The discount rate reflects the market rate for high-quality fixed income debt instruments on the plan’s annual measurement date (September 30) and is subject to change each year. For example, holding all other assumptions constant, a one-percentage-point increase or decrease in the assumed rate of return on plan assets would decrease or increase, respectively, 2004 net periodic pension expense by approximately $2.4 million.

Unrecognized losses of approximately $37.8 million are being recognized over approximately a 14-year period, which represents the average future service period of active participants. Unrecognized gains and losses arise from several factors including experience and assumption changes in the obligations and from the difference between expected returns and actual returns on plan assets. These unrecognized losses will be systematically recognized as an increase in future net periodic pension expense in accordance with FASB Statement No. 87, “Employers’ Accounting for Pensions.”

OCIC contributed $7.5 million to fund the pension plan during 2004. The source for the funding was cash flow from operating activities.

Key assumptions used in determining the amount of the obligation and expense recorded for postretirement benefits other than pensions, or OPEB, under FASB Statement No. 106, “Employers’ Accounting for

Postretirement Benefits Other Than Pensions”, include the assumed discount rate and the assumed rate of increases in future health care costs. The discount rate used to determine the obligation for these benefits has matched the discount rate used in determining our pension obligations in each year presented. In estimating the health care cost trend rate, OCIC considers its actual health care cost experience, future benefit structures, industry trends and advice from its third-party actuaries. OCIC assumes that the relative increase in health care costs will generally trend downward over the next several years, reflecting assumed increases in efficiency in the health care system and industry-wide cost containment initiatives. At December 31, 2003, the expected rate of increase in future health care costs was 10 percent for 2004, declining to 5 percent in 2013 and thereafter. Increasing the assumed health care cost trend by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2003 by approximately $18.9 million and increase the postretirement benefit cost for 2003 by $1.7 million. Likewise, decreasing the assumed health care cost trend by one percentage point in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2003 by approximately $16.4 million and decrease the postretirement benefit cost for 2003 by $1.5 million.

The actuarial assumptions used by OCIC in determining its pension and OPEB retirement benefits may differ materially from actual results due to changing market and economic conditions, higher or lower turnover and retirement rates or longer or shorter life spans of participants. While OCIC believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect OCIC’s financial position or results of operations.

In March 2004, OCIC announced changes to its defined benefit, defined contribution and health insurance plans. OCIC’s traditional defined benefit plan will be amended to freeze accrued benefits effective June 30, 2004 and to incorporate a new pension equity plan benefit formula beginning July 2004. Also effective in July 2004, eligibility for subsidized retiree medical and dental coverage will be restricted to then current retirees and employees with 25 or more years of continuous service. Other employees will be eligible for access to unsubsidized retiree medical and dental coverage. These changes will result in a decrease in expenses of approximately $7.9 million before tax in 2004 and $5.6 million before tax in 2005 when compared to the 2003 expense. In January 2004, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position FAS 106-1, regarding the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA. The FASB Staff Position allows companies an opportunity to either assess the effect of MMA on their retirement-related benefit costs and obligations or to defer accounting for the effects of MMA until authoritative guidance is issued. We have elected to defer accounting for the effects of MMA, in accordance with the FASB Staff Position. We do not expect the adoption of the FASB Staff Position to have a material impact on the financial statements.

For more information on OCIC’s pension and other postretirement benefit plans, please refer to Footnote 5 in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement.

Other Results of Operations

Statutory Surplus

Statutory surplus, a traditional insurance industry measure of financial strength and underwriting capacity, was $887.8 million and $867.6 million at March 31, 2004 and December 31, 2003, respectively, compared with $725.7 million at December 31, 2002 and $767.5 million at December 31, 2001. Statutory surplus increased 19.6% in 2003 resulting principally from statutory net income and an increase in the market value of equity investments. These positive factors were partially offset by $21.2 million and $4.8 million after-tax charge in 2003 and 2002, respectively, for an increase in the additional minimum liability for the pension plan. The decline in statutory surplus during 2002 was due primarily to a decrease in the market value of the equity investment portfolio. Statutory surplus benefited in 2001 from the sale of a minority interest in the stock of a subsidiary, which caused a tax benefit of $16.1 million.

The ratio of net premiums written to statutory surplus is one of the measures used by insurance regulators to gauge the financial strength of an insurance company and indicates the ability of the Group to grow by writing additional business. At March 31, 2004 and December 31, 2003, the Group’s net premiums written to surplus ratio was 1.6 to 1 and 1.7 to 1, respectively, compared to 2.0 to 1 at December 31, 2002 and 1.9 to 1 at December 31, 2001. The March 31, 2004 and the December 31, 2003 results are the strongest ratio for premiums to surplus since 1998.

The National Association of Insurance Commissioners, or NAIC, has developed a “Risk-Based Capital” formula for property and casualty insurers and life insurers. The formula is intended to measure the adequacy of an insurer’s capital given the asset and liability structure and product mix of the company. As of December 31, 2003, all insurance companies in the Group exceeded the necessary capital requirements.

Loss and Loss Adjustment Expenses

The Group’s largest liabilities are reserves for losses and loss adjustment expenses. The accounting policies related to the loss and loss adjustment expense reserves are considered critical. Loss and loss adjustment expense reserves are established for all incurred claims and are carried on an undiscounted basis before any credits for reinsurance recoverable. Actual losses and loss adjustment expenses are adjusted upward or downward as new information is received. Our loss and loss adjustment expense reserves amounted to $2.7 billion at March 31, 2004, $2.6 billion at December 31, 2003, $2.4 billion at December 31, 2002 and $2.1 billion at December 31, 2001. As of March 31, 2004, the reserves by operating segment were as follows: $1.6 billion in Commercial Lines, $0.6 billion in Specialty Lines and $0.5 billion in Personal Lines. As of December 31, 2003, the reserves by operating segment were as follows: $1.6 billion Commercial Lines, $0.5 billion Specialty Lines and $0.5 billion Personal Lines.

The Group’s actuaries conduct a reserve study using generally accepted actuarial methods each quarter from which point estimates of ultimate losses and loss adjustment expenses by product line or coverage within product line are selected. In selecting the point estimates, thousands of data points are reviewed and the judgment of the actuaries is applied broadly. Each quarter management records its best estimate of the liability for loss and loss adjustment expense reserves by considering the actuaries’ point estimates. Management’s best estimate recognizes that there is uncertainty underlying the actuarial point estimates. Reasonable range estimates around the point estimates are used by management to validate its best estimate of the liability.

There are several key assumptions supporting the point estimate including those summarized below. The fundamental assumption is that actuarial reserving methods, using historical loss experience organized by line of business, or coverage within line, and accident year at successive evaluation points, applied by experienced reserving actuaries, produces reasonable estimates of future loss development on prior insured events. Supporting assumptions internal to company operations are as follows: recording of premium and loss statistics in the appropriate detail has been accurate and consistent; claims handling, including the recording of claims, payment and closure rates, and case reserving has been consistent; the quality of business written and the mix of business (e.g. states, limits, coverages, and deductibles) have been consistent; rate changes and changes in policy provisions have been measured accurately; reinsurance coverage has been consistent and reinsured losses are collectible. To the extent any of the above factors have changed over time, attempts must be made to quantify and adjust for the changes. Supporting assumptions related to the external environment are as follows: tort law and the legal environment have been consistent; coverage interpretation by the courts has been consistent; regulations regarding coverage provisions have been consistent; and loss inflation has been relatively steady. To the extent any of the above factors have changed over time, attempts must be made to quantify and adjust for the changes. The more the inconsistency, the greater the uncertainty of the loss reserve estimates.

The Group has three categories of loss and loss adjustment expense reserves that it considers highly uncertain, and therefore, could have a material impact on future financial results and financial position: asbestos and environmental liability exposures, construction defect exposures, and excess capacity liability exposures. These categories are described below with relevant historical data.

In recent years, asbestos and environmental liability claims have expanded greatly in the insurance industry. Historically, the Group has written small commercial accounts and has not sold policies with significant manufacturing liability coverages. Within the manufacturing category, the Group has concentrated on the light manufacturers, which further limits exposure to environmental claims. Consequently, the Group believes it does not have exposure to the primary defendants involved in major asbestos litigation. The Group’s exposure to asbestos is related to installers and distributors as opposed to the large manufacturers. In 2001, the Group increased asbestos reserves because of the expansion of litigation to these types of business. The Group’s exposure to environmental liability is due to policies written prior to the introduction of the absolute pollution endorsement in the mid-80’s, and to the underground storage tank leaks mostly from New Jersey homeowners policies in recent years. The Group has limited exposures to the national priority list, a list of known or threatened releases of hazardous substances, pollutants, or contaminants throughout the United States. In 2003, the Group increased losses and loss adjustment expenses by $16.0 million for environmental claims from prior accident years. In 2002, the Group re-classified approximately $5.0 million of homeowners reserves related to underground storage tanks as environmental reserves. For 2003, 2002 and 2001, respectively, the asbestos and environmental reserves, excluding the impact of reinsurance, were $78.0 million, $64.3 million and $53.5 million. Asbestos reserves were $37.6 million, $35.9 million and $31.8 million and environmental reserves were $40.4 million, $28.4 million and $21.7 million for those respective years.

The Group defines construction defect exposure as liability for allegations of defective work and completed operations losses from general liability, commercial multiple peril liability and umbrella liability policies involving multiple-units (condos/townhouses/apartments/tracts of single family homes), multiple defendants (e.g. developers, sub-contractors), usually with multiple defect issues, and often involving multiple insurance carriers. The Group excludes from the definition claims related to individual single family homes, apartments/town homes or other residential properties if the defect issues are limited in scope and volume.

The number of construction defect claims reported in 2003, 2002 and 2001, respectively, were 271, 224 and 157. The paid losses, net of reinsurance, in 2003 were $16.5 million, compared to $11.4 million in 2002 and $6.7 million in 2001. The paid claims legal related loss adjustment expense, net of reinsurance, for construction defect claims were $4.3 million in 2003, compared with $4.1 million in 2002 and $1.9 million in 2001. These totals exclude construction defect losses from the state of California. Although the Group has construction defect losses from California exposure, it excludes California from this data because the Group stopped writing in the state in 1993 and the remaining claims are minimal and of a different nature than its exposure in the rest of the country. This data also includes claims assumed from the acquisition of Great American beginning in November 2001, slightly distorting the 2001 numbers.

The Group writes excess capacity liability business with large policy limits that are heavily reinsured. There have been very few losses to date on this business, but the large policy limits increase the uncertainty of future losses before the application of reinsurance. There is a relatively small amount of loss data available for this business. The Group’s coverage for approximately 80% of this business written during 2003 begins when losses or loss adjustment expenses on an individual claim reach $10.0 million or more. The Group’s limit of coverage on an individual claim for approximately two-thirds of this business written during 2003 is $25.0 million. For losses occurring in 2003, reinsurance purchased by the Group limits its retention of losses to $1.0 million and 3.5% of $4.0 million excess of $1.0 million. During 2003, the Group wrote approximately 1,900 of these excess capacity liability policies, representing an annual growth of approximately 15% since 2001.

Results for the first three months of 2004 were favorably impacted by losses and loss adjustment expenses incurred for prior accident years totaling $2.5 million before tax on an All Lines basis. Results for the first three months of 2003 were adversely impacted by losses and loss adjustment expenses incurred for prior accident years totaling $2.7 million. Losses and loss adjustment expenses incurred for prior accident years were recognized during the first quarter of 2004 and 2003 based on new information received during the first quarter that caused a revision to prior estimates for loss and loss adjustment expense reserves. Each quarter a thorough loss reserve study is conducted using data and other information updated and available as of the end of each quarter. Based on these studies, liabilities for losses and loss adjustment expense are established for the estimated ultimate costs of settling claims for insured events, for both reported claims and incurred but not reported claims. As more information becomes available and claims are settled in subsequent periods, the estimated liabilities are adjusted.

Results for the three month periods ended March 31, 2004 and 2003 and the year ended December 31, 2003 were impacted by losses and loss adjustment expenses for prior accident years as shown in the table below:

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003
Prior Accident Year Losses & Loss Adjustment Expenses by Segment
(in millions)
Commercial Lines	$(6.6)	$2.8	$41.0
Specialty Lines	(3.1)	(3.9)	(21.3)
Personal Lines	7.2	3.8	14.4

Total All Lines Accident Year Development	$(2.5)	$2.7	$34.1

Prior Accident Year Losses & Loss Adjustment Expenses
(in millions)
Accident Year 2003	$(14.1)	$—	$—
Accident Year 2002	(3.1)	(20.7)	(39.0)
Accident Year 2001 and Prior	14.7	23.4	73.1

Total Accident Year Development	$(2.5)	$2.7	$34.1

For the Commercial Lines operating segment, the favorable losses and loss adjustment expenses for prior accident years recorded during the first three months of 2004 were concentrated in the commercial automobile and commercial multi-peril product lines. Adverse losses and loss adjustment expense development for Commercial Lines for the first three months of 2003 were concentrated in the workers’ compensation and general liability product lines.

For the Specialty Lines operating segment, the favorable losses and loss adjustment expenses for prior accident years recorded during the first three months of 2004 were concentrated in the bonds and commercial umbrella product lines. Comparable Specialty Lines amounts for the first three months of 2003 occurred in the commercial umbrella product line.

For the Personal Lines operating segment, the adverse losses and loss adjustment expenses for prior accident years recorded during the first three months of 2004 were concentrated in the personal automobile product line. Comparable Personal Lines amounts for the first three months of 2003 were concentrated in the personal umbrella and personal automobile product lines.

Losses and loss adjustment expenses for prior accident years were recognized during the year 2004 due to new information that caused a revision to prior estimates for losses and loss adjustment expense reserves as described above. There is considerable uncertainty in these estimates for reasons such as: the external environment including coverage litigation, judicial decisions, legislative changes, claimants and jury attitudes with respect to settlements; claim frequency and severity; the emergence of unusual types or sizes of claims; changes in underwriting quality of the book of business over time; and changes in claims handling which affects the payment rate or case reserve adequacy.

Because of the inherent uncertainties in estimating the ultimate cost of claims, actual losses and loss adjustment expenses may deviate substantially from the amounts recorded. Furthermore, the timing, frequency and extent of adjustments to the estimated liabilities cannot be predicted since conditions and events which established historical loss and losses and loss adjustment expense development and which serve as the basis for estimating ultimate claim cost may not occur in exactly the same manner, if at all.

Results for the full year 2003 were negatively impacted by losses and loss adjustment expense reserves for prior accident years totaling $34.1 million before tax on an All Lines basis. Losses and loss adjustment expense reserves for prior accident years were recognized during the year 2003 due to new information that caused a revision to prior estimates for loss and loss adjustment expense reserves as described above. The following table provides the before-tax expense of prior accident year loss and loss adjustment expense reserve development by reportable segment:

	2003	2002	2001
Commercial Lines	$41.0	$73.9	$44.6
Specialty Lines	(21.3)	(2.2)	4.1
Personal Lines	14.4	12.7	9.8

Total Accident Year Development	$34.1	$84.4	$58.5

For the Commercial Lines operating segment, the losses and loss adjustment expenses for prior accident years recorded during 2003 were concentrated in the commercial multi-peril, workers’ compensation and general liability product lines. In 2002, the development was concentrated in the general liability, commercial automobile and worker’s compensation product lines. In 2001, the development was concentrated in the workers’ compensation and general liability product lines.

For the Specialty Lines operating segment, the losses and loss adjustment expenses for prior accident years recorded during 2003 was concentrated in the commercial umbrella product line. Roughly half of this amount, or $11.1 million, was a reduction in estimated future costs for commercial umbrella claims adjuster related expenses. In 2002 and 2001, the development was concentrated in the commercial umbrella product line.

For the Personal Lines operating segment, the losses and loss adjustment expenses for prior accident years recorded during 2003 and 2002 were concentrated in the personal automobile product line. In 2001, the development occurred in the homeowners product line.

The reserve study in third quarter 2002 revealed that average severity (loss per claim) and the amount of legal expense for certain types of construction defect claims were much greater than previously seen or anticipated. The study also indicated that more of these severe claims had been reported and were expected to be reported in the future than previously anticipated, despite a decrease in frequency of other types of general liability claims. It was concluded that these construction defect claims impacted the general liability, commercial multiple peril and commercial umbrella product lines. As a result of this third quarter 2002 review, the estimate of ultimate loss and loss adjustment expenses for this exposure was increased. For these three product lines combined, the impact of construction defect in 2002 was $62.2 million before tax. The loss estimates for these claims are based on currently available information. However, given the expansion of coverage and liability by the courts and legislatures, there is substantial uncertainty as to the ultimate liability.

In 2002 the Group also experienced greater than expected loss activity from older accident years for the commercial automobile product line. This was due to greater than expected severity on bodily injury claims. As a result, the estimate of ultimate loss and loss adjustment expenses was increased by $17.0 million.

The following table provides prior year development for loss and loss adjustment expenses by accident year:

	2003	2002	2001
Accident Year 2002	$(39.0)
Accident Year 2001	8.0	$(15.8)
Accident Year 2000	29.8	10.2	$31.1
Accident Year 1999	17.6	16.1	10.9
Accident Year 1998 & prior	17.7	73.9	16.5

Total Accident Year Development	$34.1	$84.4	$58.5

The amount of loss and loss adjustment expense reserves by accident year at the beginning of 2003 was $621.2 million for accident year 2002, $394.2 million for accident year 2001 and $1,063.3 million for accident year 2000 and prior.

Because of the inherent uncertainties in estimating ultimate costs of claims, actual loss and loss adjustment expenses may deviate substantially from the amounts recorded. Furthermore, the timing, frequency and extent of adjustments to the estimated liabilities cannot be predicted since conditions and events which established historical loss and loss adjustment expense reserve development and which serve as the basis for estimating ultimate claim cost may not occur in exactly the same manner, if at all.

Investment Portfolio

At March 31, 2004, total consolidated investments had a carrying value of $3.9 billion. At year-end 2003, total consolidated investments had a carrying value of $3.7 billion. The excess of market value over amortized cost was $497.5 million at March 31, 2004 and $420.2 million at December 31, 2003, compared with $392.2 million at December 31, 2002 and $420.9 million at December 31, 2001. The increase in 2003 was attributable to the increase in the market value of certain equity securities. The decrease in 2002 was largely due to the recognition of realized gains in connection with the sale of appreciated equity securities and declines in the market value of certain equity securities. The reduction in unrealized gains related to equity securities in 2002 was somewhat offset by an increase in unrealized gains in the fixed income portfolio of $130.0 million.

At March 31, 2004, the available-for-sale fixed income portfolio had a market value of $3.2 billion, which consisted of 96.9% investment grade securities. At December 31, 2003, the available-for-sale fixed income portfolio had a market value of $3.0 billion, which consisted of 96.7% investment grade securities. The held-to-maturity fixed income portfolio is accounted for at amortized cost, which was $342.7 million at March 31, 2004 and $356.1 million at December 31, 2003 and consists entirely of investment grade securities.

The consolidated fixed income portfolio has an intermediate duration and a laddered maturity structure. The duration of the fixed income portfolio was approximately 4.8 years as of March 31, 2004 and approximately 4.6 years as of December 31, 2003. OCC and the Group remain fully invested. OCC and the Group also have no off-balance sheet investments or arrangements as defined by section 401(a) of the Sarbanes-Oxley Act of 2002.

Tax exempt fixed income securities increased, as a percentage of amortized cost, to 3.0% of the fixed income portfolio at March 31, 2004 compared to 2.3% at March 31, 2003.

Tax exempt fixed income securities increased, as a percentage of amortized cost, to 2.7% of the fixed income portfolio at year-end 2003 compared to 1.5% and 1.1% at December 31, 2002 and 2001, respectively. The increase in 2003 and 2002 reflected a decision at the end of 2002 to add to municipal holdings in anticipation of improved underwriting results and to take advantage of unique municipal market opportunities. In 2004, as underwriting profitability improves OCC and the Group plan to invest more funds into tax exempt fixed income securities.

As of March 31, 2004, OCC and the Group held a total of $934.0 million in mortgage-backed securities compared with $1,136.6 million at March 31, 2003. As of December 31, 2003, OCC and the Group held a total of $1,002.9 million in mortgage-backed securities, compared with $1,154.3 million and $1,107.9 million at December 31, 2002 and 2001, respectively. As of March 31, 2004 and December 31, 2003, $175.3 million and $188.4 million, respectively, of these mortgage-backed securities are held at amortized cost in the held-to-maturity portfolio. In the first quarter of 2003, management decided to transfer a portion of its fixed income securities from available-for-sale to held-to-maturity classification. This transfer was made because we have both the ability to hold securities to maturity and the intent to do so. The majority of mortgage-backed security holdings are in sequential structures, planned amortization class and agency pass-through securities. Of this portfolio, $6.0 million, $6.2 million, $7.8 million and $10.0 million were invested in more volatile bond classes

(e.g. interest-only securities which do not return principal at maturity, super-floater securities which pay interest at a formula rate that is a function of LIBOR and inverse-floater securities which pay interest per a formula that adjusts inversely to changes in LIBOR rates) at March 31, 2004 and December 31, 2003, 2002 and 2001, respectively.

Securities are classified as investment grade or non-investment grade based upon the higher of the ratings provided by Standard & Poor’s and Moody’s. When a security is not rated by either Standard & Poor’s or Moody’s, the classification is based on other rating services, including the Securities Valuation Office of the National Association of Insurance Commissioners. The market value of available-for-sale split-rated fixed maturity securities (i.e., those having an investment grade rating from one rating agency and a below investment grade rating from another rating agency) was $24.1 million at March 31, 2004 and $24.0 million at December 31, 2003 compared to $45.8 million and $27.8 million at December 31, 2002 and 2001, respectively. Investments in below investment grade securities have greater risks than investments in investment grade securities. The risk of default by borrowers that issue below investment grade securities is significantly greater because these borrowers are often highly leveraged and more sensitive to adverse economic conditions, including a recession or a sharp increase in interest rates. Additionally, investments in below investment grade securities are generally unsecured and subordinate to other debt. Investment grade securities are also subject to significant risks, including additional leveraging, changes in control of the issuer or worse than previously expected operating results. In most instances, investors are unprotected with respect to these risks, the negative effects of which can be substantial.

At March 31, 2004 and December 31, 2003, the fixed income portfolio included non-investment grade securities and non-rated securities that had a fair value of $96.6 million and $98.7 million and comprised 3.1% and 3.3% of the available-for-sale fixed income investment portfolio and 2.8% and 2.9% of the total fixed income investment portfolio. This compares to a fair value of $105.3 million and $94.3 million at December 31, 2002 and 2001, respectively. These securities comprised 3.0% and 2.8% of the available-for-sale investment portfolio at December 31, 2002 and 2001, respectively. The held-to-maturity securities are all investment grade. Following is a table displaying available-for-sale non-investment grade and non-rated securities in an unrealized loss position at March 31, 2004 and December 31:

(in millions)	Amortized Cost	Fair Value	Unrealized Loss
March 31, 2004	$13.8	$13.6	$(0.2)
2003	23.5	22.6	(0.9)
2002	73.0	60.9	(12.1)
2001	61.5	55.0	(6.5)

The investment portfolio includes non-publicly traded securities such as private placements, non-exchange traded equities and limited partnerships which are carried at fair value. Fair values are based on valuations from pricing services, brokers and other methods as determined by our management to provide the most accurate price. The carrying value of this portfolio at March 31, 2004 was $324.0 million, $318.8 million at December 31, 2003, $319.4 million at December 31, 2002 and $295.9 million at December 31, 2001.

At March 31, 2004, the Group’s equity portfolio was $343.2 million, or 8.9% of the total investment portfolio. At December 31, 2003, the Group’s equity portfolio was $329.0 million, or 8.8% of the total investment portfolio. Equity investments have decreased, as a percentage of market value of the consolidated portfolio, from 14.7% at year-end 2001 to 8.9% at March 31, 2004. This decrease was primarily attributable to our 2002 and 2001 actions which reduced assets invested in equities. Equity securities are marked to fair value on the balance sheet. As a result, shareholders’ equity and statutory surplus fluctuate with changes in the value of the equity portfolio. As of March 31, 2004, the equity portfolio consisted of stocks in 45 separate entities in 35 different industries. As of March 31, 2004, 31.7% of the Group’s equity portfolio was invested in five companies and the largest single position was 7.7% of the equity portfolio. As of December 31, 2003, the equity portfolio consisted of stocks in 44 separate entities in 35 different industries. As of December 31, 2003, 32.3% of the Group’s equity portfolio was invested in five companies and the largest single position was 8.1% of the equity portfolio.

OCC and the Group use assumptions and estimates when valuing certain investments and related income. These assumptions include estimations of cash flows and interest rates. Although OCC and the Group believe the values of its investments represent fair value, certain estimates could change and lead to changes in fair values due to the inherent uncertainties and judgments involved with accounting measurements.

BUSINESS

We refer you to the section entitled “Risk Factors” for a discussion of risk factors relating to our business.

Our Company

We are a holding company that engages, through our direct and indirect subsidiaries, primarily in the business of property and casualty insurance offered through independent agents. Our insurance subsidiaries include The Ohio Casualty Insurance Company, West American Insurance Company, Ohio Security Insurance Company, American Fire and Casualty Company, Avomark Insurance Company, and Ohio Casualty of New Jersey, Inc. These six insurance companies form the Ohio Casualty Group. We were incorporated in Ohio on August 25, 1969. With our predecessors, we have been engaged in the property and casualty insurance business since 1919.

Through our insurance subsidiaries, we provide a wide range of commercial, specialty and personal property and casualty insurance products to businesses, individuals, associations and government agencies in over 40 states. The commercial lines business, which accounted for 58.3% and 55.0% of net premiums written in the first quarter of 2004 and in 2003, includes primarily commercial multi-peril, general liability, workers’ compensation, commercial automobile and property, including fire and allied lines. The specialty lines business, which accounted for 9.6% and 11.4% of the net premiums written in the first quarter of 2004 and in 2003, includes commercial umbrella and fidelity and surety. The personal lines business, which accounted for 32.1% and 33.6% of net premiums written in the first quarter of 2004 and in 2003, includes primarily personal automobile and homeowners’ insurance sold to individuals.

We distribute our products through independent agents. Given our sole focus on independent agent distribution, we continue to emphasize and implement strategies that further improve agent productivity and penetration levels. As of March 31, 2004, we had an active relationship with approximately 5,100 agents. In 2003, key agents, which refers to certain agents that meet established profitability and production targets, generated 38.3% of gross premiums written.

On December 1, 1998, OCIC acquired substantially all of the assets and certain liabilities of the commercial lines division of Great American. The major lines of business included in the acquisition were commercial multi-peril, workers’ compensation, umbrella, general liability and commercial auto.

During the fourth quarter of 2001, OCNJ entered into an agreement to transfer its obligation to renew private passenger auto business in New Jersey. This transaction allowed the Group to stop writing business in the New Jersey private passenger auto market beginning in March of 2002. In recent years, the market in New Jersey private passenger auto had become unprofitable due to state legal requirements which made it much more difficult to control both the volume of writings and underwriting selection. Under the terms of the transaction, OCNJ agreed to pay $40.6 million to a third party, Proformance to transfer its renewal obligations. The before-tax amount of $40.6 million was charged to income in the fourth quarter of 2001 with payments made over the course of twelve months beginning in early 2002. The contract stipulates that a premiums-to-surplus ratio of 2.5 to 1.0 must be maintained on the transferred business during the three-year period beginning March 2002. The final measurement date is December 31, 2004 and will include use of the statutory insurance expense exhibit which is due April 1, 2005. If this criteria is not met, OCNJ will have to pay up to an additional $15.6 million to Proformance. At March 31, 2004, the Group has evaluated the contingency based upon preliminary financial data provided by Proformance and has calculated an estimated liability of $9.0 million, which has been recognized in the consolidated financial statements.

Our Strategy

In September 2003, we announced our corporate strategic plan for the 2004-2006 time frame. The plan brings together five broad objectives to help achieve our vision of being a leading super regional Property and Casualty carrier providing a broad range of products and services through independent agents and brokers. These broad objectives include the ability to generate above market real growth, produce competitive loss ratios, create a competitive expense structure, achieve a competitive return on equity and improve credit ratings and financial flexibility. We believe that we will be able to achieve our objectives through strong agency relationships, especially with key agents, and technology platforms that will provide superior operating flexibility. Technology is being leveraged to make it easier for our agents to do business with the Group and to increase pricing and improved underwriting.

As part of our strategic planning process, we evaluated insurance industry trends over the past couple of years. We believe these trends show some insurance companies performing at combined ratios in the 90% to 100% range with lower investment income due to lower market yields. In addition, the industry took less aggressive price increases in 2003 in most insurance product lines and increased its focus on the quality of reinsurers. As a result, we have taken steps in 2003 and the first quarter of 2004 to achieve improved profitability through expense reduction initiatives while maintaining quality underwriting and pricing.

Segment Description

Commercial Lines Segment

The Group’s Commercial Lines segment, which accounted for 58.3% and 55.0% of net premiums written in the first quarter of 2004 and in 2003, respectively, includes primarily:

•	commercial multi-peril insurance, which insures a business against risks from property, liability, crime and boiler and machinery explosion losses;

•	commercial automobile insurance, which insures policyholders against third party liability related to the ownership and operation of motor vehicles used in the course of business and property damage to insured vehicles. These policies may provide uninsured motorist coverage, which provides coverage to insureds and their employees for bodily injury and property damage caused by an uninsured party;

•	workers’ compensation insurance, which provides coverage to employers for their obligations to provide workers’ compensation benefits as required by applicable statutes, including medical payments, rehabilitation costs, lost wages, and disability and death benefits. These policies also provide coverage to employees for their liability exposures under the common law; and

•	general liability insurance, which insures policyholders against third party liability for bodily injury and property damage, including liability for products sold and covers the cost of the defense of claims alleging such damages.

Specialty Lines Segment

The Group’s Specialty Lines segment, which accounted for 9.6% and 11.4% of net premiums written in the first quarter of 2004 and in 2003, respectively, includes primarily:

•	commercial umbrella insurance, which indemnifies policyholders for liability and defense costs which exceed coverage provided by the underlying primary policies, typically commercial automobile and general liability policies, and provides coverage for some items not covered by underlying policies; and

•	fidelity and surety, which insure against dishonest acts of bonded employees and the non-performance of parties under contracts, respectively.

Personal Lines Segment

The Group’s Personal Lines segment, which accounted for the remaining 32.1% and 33.6% of net premiums written in the first quarter of 2004 and in 2003, respectively, includes primarily personal automobile and homeowners’ insurance sold to individuals.

The following table shows the Group’s total property and casualty net premiums written by operating segments and selected product lines for the periods indicated. Net premiums written include gross premiums less premiums ceded pursuant to reinsurance programs.

	Statutory Net Premiums Written
	(in millions)
	Three Month Period Ended March 31, 2004	Three Month Period Ended March 31, 2003	Years Ended December 31,
			2003	2002	2001
Operating Segments and Selected Product Lines or Markets
Commercial Lines	$212.2	$205.2	$792.6	$762.2	$689.6
Workers’ compensation	36.3	37.6	132.4	143.9	148.6
Commercial auto	60.1	58.9	228.3	213.4	186.7
General liability	22.1	20.2	83.4	84.5	79.0
Commercial Multi-Peril Insurance, BOP, fire and inland marine	93.7	88.5	348.5	320.4	275.3
Specialty Lines	34.8	32.9	164.9	179.9	136.1
Commercial umbrella	23.3	22.6	120.9	132.6	92.1
Fidelity and surety	11.5	10.3	43.9	45.6	38.7
Personal Lines	117.0	114.1	484.1	506.5	646.5
New Jersey personal auto	—	(0.6)	(1.1)	24.2	120.4
Other personal lines	117.0	114.7	485.2	482.3	526.1
Other personal auto	75.0	74.3	293.8	297.1	330.8
Homeowners	34.1	32.7	157.2	153.7	162.0

Total All Lines	$364.0	$352.2	$1,441.6	$1,448.6	$1,472.2

Property and casualty statutory net premiums written increased $11.8 million in the three months ended March 31, 2004 as compared to the three months ended March 31, 2003. Property and casualty statutory net premiums written decreased $7.0 million in 2003 from 2002. This decrease resulted from Personal Lines withdrawal from selected markets, stricter underwriting guidelines for Commercial Lines, including the non-renewal of certain construction-defect related risks and workers’ compensation risks in several states and higher reinsurance costs, primarily for the commercial umbrella product line.

The net premiums written decrease in 2002 from 2001 can be attributed primarily to the non-renewal of the Group’s New Jersey private passenger auto business that began in March of 2002. As of year-end 2003 there are no remaining New Jersey private passenger auto policies.

Marketing and Distribution

The Group is represented by approximately 3,000 independent insurance agencies with over 5,100 agents. These agents also represent other unaffiliated companies which may compete with the Group. The six claim and seven underwriting and service offices operated by the Group assist these independent agents in producing and servicing the Group’s business.

Certain agencies that meet established profitability and production targets are eligible for “key agent” status. At March 31, 2004 and December 31, 2003, these agencies represented 15.9% and 16.2%, respectively, of the Group’s total agency force and wrote 39.8% and 38.3%, respectively, of its book of business. The policies placed by key agents have consistently produced a lower statutory loss ratio for the Group than policies placed by other agents.

The Group targets small business customers for its Commercial Lines segment. The Group’s typical Commercial Lines customer is a small business with minimal number of employees and a need to conveniently purchase a package of coverages. For the first quarter of 2004 and the full year 2003, this Commercial Lines customer group, categorized by commercial liability premium volume, included approximately 77% and 75% contractors/artisans, 11% and 10% mercantile, 7% and 9% building/premises, and 5% and 6% manufacturers, respectively. The Group believes this small business customer group offers an opportunity to achieve superior underwriting results through development and maintenance of strong agent and customer relationships and application of the Group’s underwriting and pricing expertise.

The Group markets its Specialty Lines segment predominately to policyholders who have purchased commercial automobile and general liability policies and have a need for additional coverage under umbrella policies to cover costs which might exceed the underlying policies limits or are not covered under such policies.

The Group markets personal automobile insurance primarily to standard and preferred risk drivers. Standard and preferred risk drivers are those who have met certain criteria, including a driving record which reflects a low historical incidence of at-fault accidents and moving violations of traffic laws. The Group does not target “non-standard” risk drivers who fall outside these criteria.

Financial Information about Geographic Areas

The Group’s business is geographically concentrated in the Mid-Western and Mid-Atlantic regions. The following table shows consolidated direct premiums written for the Group’s ten largest states:

Ten Largest States

Direct Premiums Written

(in millions)

	Three Month Period Ended March 31, 2004	Percent of Total		Year Ended December 31, 2003	Percent of Total		Year Ended December 31, 2002	Percent of Total		Year Ended December 31, 2001	Percent of Total
New Jersey	$43.4	6.7	New Jersey	$166.9	10.6	New Jersey	$186.6	12.1	New Jersey	$265.0	17.1
Pennsylvania	34.6	5.4	Ohio	140.1	8.9	Ohio	142.7	9.3	Ohio	150.6	9.6
Ohio	33.4	5.2	Pennsylvania	129.1	8.2	Pennsylvania	119.0	7.8	Kentucky	119.1	7.7
Kentucky	32.2	5.0	Kentucky	122.0	7.8	Kentucky	115.4	7.5	Pennsylvania	105.5	6.8
North Carolina	21.5	3.3	Illinois	81.1	5.2	Illinois	79.5	5.2	Illinois	79.0	5.1
Illinois	19.6	3.1	North Carolina	77.7	4.9	North Carolina	75.2	4.9	North Carolina	70.9	4.6
Texas	18.9	2.9	Maryland	70.2	4.5	Indiana	63.2	4.1	Indiana	68.2	4.4
Maryland	18.6	2.9	Texas	65.7	4.2	Maryland	61.8	4.0	Maryland	58.5	3.8
Indiana	14.0	2.2	New York	63.3	4.0	New York	57.9	3.8	Texas	49.2	3.2
Oklahoma	13.3	2.1	Indiana	60.9	3.9	Texas	55.9	3.6	New York	41.4	2.7

	$249.5	38.8		$977.0	62.2		$957.2	62.3		$1,007.4	65.0

Investments

The distribution of our and the Group’s invested assets is determined by a number of factors, including:

•	rates of return;

•	investment risks;

•	insurance law requirements;

•	diversification;

•	liquidity needs;

•	tax planning;

•	general market conditions; and

•	business mix and liability payout patterns.

Periodically, the investment portfolios are reallocated subject to the parameters set by the Investment Committee. Our management evaluates the investment portfolio on a regular basis to determine the optimal investment strategy based upon the factors mentioned above. Throughout 2002 and 2001, equity securities were sold, many of which had substantially appreciated in value compared to earlier periods. This sale program was in response to a decision to reduce equity holdings in favor of investment grade fixed income maturities.

Assets relating to property and casualty operations are invested to maximize after-tax returns with appropriate diversification of risk. As a result of improved underwriting profitability, we and the Group began gradually increasing funds invested in tax exempt fixed income maturities in 2003. Tax exempt fixed income securities as a percentage of amortized cost, increased to 3.0% of the fixed income maturity available-for-sale portfolio at March 31, 2004, versus 2.7% at December 31, 2003, 1.5% at December 31, 2002 and 1.1% at December 31, 2001.

The consolidated fixed income portfolio has an intermediate duration and a laddered maturity structure. The duration of the fixed income portfolio at March 31, 2004 and December 31, 2003 was approximately 4.8 and 4.6 years, respectively. We and the Group remain fully invested and do not build up large cash positions in anticipation of changes in interest rates. We and the Group also have no off-balance sheet investments or arrangements as defined by Section 401(a) of the Sarbanes-Oxley Act of 2002.

The following table sets forth the carrying values and other data of invested assets as of the end of the years indicated:

Distribution of Invested Assets

($ in millions)

	Average Rating	Three Month Period Ended March 31, 2004	% of Totals	2003	% of Total	2002	% of Total	2001	% of Total
U.S. Government:
Available-for-sale	AAA	$38.8	1.0	$43.2	1.2	$29.1	0.8	$29.4	0.9
States, municipalities and political subdivisions:
Investment grade:
Available-for-sale	AA	88.6	2.3	79.1	2.1	45.0	1.3	29.6	0.9
Below investment grade:
Available-for-sale	–	–	–	–	–	1.8	0.1	1.7	0.1
Corporate securities:
Investment grade:
Available-for-sale	A	2,184.9	56.3	2,001.4	53.4	1,817.4	51.9	1,516.6	45.7
Held-to-maturity	A+	167.4	4.3	167.7	4.5	–	–	–	–
Below investment grade
Available-for-sale	BB-	85.9	2.2	84.0	2.2	92.2	2.6	87.0	2.6
Mortgage-backed securities:
Investment grade:
Available-for-sale	AA+	739.4	19.1	799.8	21.3	1,143.0	32.6	1,102.2	33.2
Held-to-maturity	AAA	175.3	4.5	188.4	5.0	–	–	–	–
Below investment grade:
Available-for-sale	B+	19.3	0.5	14.7	0.4	11.3	0.3	5.6	0.2

Total fixed maturities		3,499.6	90.2	3,378.3	90.1	3,139.8	89.6	2,772.1	83.6
Equity securities		343.2	8.9	329.0	8.8	312.5	9.0	489.0	14.7
Short-term investments		34.0	0.9	40.4	1.1	49.8	1.4	54.8	1.7

Total securities		$3,876.8	100.0	$3,747.7	100.0	$3,502.1	100.0	$3,315.9	100.0

Total carrying value of securities		$3,876.8		$3,747.7		$3,502.1		$3,315.9

Total amortized cost of securities		$3,383.5		$3,325.6		$3,109.9		$2,895.0

At March 31, 2004 and December 31, 2003, the available-for-sale fixed income portfolio totaled $3.2 billion and $3.0 billion, respectively, which consisted of 96.9% and 96.7% investment grade securities, respectively, and 3.1% and 3.3% below investment grade securities, respectively. The market value of the below investment grade portfolio was $96.6 million and $98.7 million at March 31, 2004 and December 31, 2003, respectively. The held-to-maturity fixed maturity portfolio totaled $342.7 million and $356.1 million (carried at amortized cost) at March 31, 2004 and December 31, 2003, respectively, and consisted entirely of investment grade securities. Investments are classified as below investment grade based upon the higher of the ratings provided by Standard & Poor’s and Moody’s. When a security is not rated by either Standard & Poor’s or Moody’s, the securities are classified based upon the ratings of other agencies, including the National Association of Insurance Commissioners. The market value of split-rated fixed income investments (i.e., those having an investment grade rating from one rating agency and a below investment grade from another rating agency) was $24.1 million and $24.0 million at March 31, 2004 and December 31, 2003, respectively.

Investments in below investment grade securities have greater risks than investments in investment grade securities. The risk of default by borrowers that issue below investment grade securities is significant because these borrowers are often highly leveraged and more sensitive to adverse economic conditions, including a recession or a sharp increase in interest rates. Additionally, investments in below investment grade securities are generally unsecured and subordinated to other debt. Investment grade securities are also subject to significant risks relating to the issuer, including additional leveraging, changes in control or worse than previously expected operating results. In most instances, investors are unprotected with respect to these risks, the effects of which can be substantial.

The following table shows yield, based on cost, of the fixed income portfolio as of the end of the period indicated:

	Three Month Period Ended March 31, 2004	Year of 2003	Year of 2002	Year of 2001
Investment grade	6.4%	6.3%	6.7%	7.3%
Below investment grade	9.0%	8.8%	9.5%	9.1%
Total taxable	6.5%	6.4%	6.8%	7.5%
Tax exempt	5.1%	5.0%	6.2%	6.5%

At March 31, 2004 and December 31, 2003, the equity portfolio had a market value of $343.2 million and $329.0 million, respectively, or 8.9% and 8.8%, respectively, of the total invested assets. Equity securities are carried at fair value on the consolidated balance sheet. As a result, shareholders’ equity and statutory surplus fluctuate with changes in the value of the equity portfolio. As of March 31, 2004 and December 31, 2003, the equity portfolio consisted of stocks in 45 separate entities in 35 industries and 44 separate entities in 35 different industries, respectively. As of March 31, 2004 and December 31, 2003, 31.7% and 32.3%, respectively, of the equity portfolio was invested in five companies and the largest single position was 7.7% and 8.1%, respectively, of the total equity portfolio. At March 31, 2004 and December 31, 2003, the percentage represented by the top five holdings accounted for 31.7% and 33.0%, respectively of the total equity portfolio, and the largest single position was 7.6% and 10.4%, respectively, of the total equity portfolio.

The portfolio strategy, with respect to common stocks, is to invest in companies whose stocks have below average valuations but above average growth prospects. We focus on large companies with dominant market positions, excellent profitability and strong balance sheets. Equity securities are marked to fair value on the consolidated balance sheet. As a result, shareholders’ equity and statutory surplus fluctuate with changes in the value of the equity portfolio. The effects of future stock market volatility is managed by maintaining an appropriate ratio of equity securities to shareholders’ equity and statutory surplus.

Liabilities for Unpaid Losses and Loss Adjustment Expenses

Liabilities for losses and loss adjustment expenses are established for the estimated ultimate costs of settling claims for insured events, both reported claims and incurred but not reported claims, based on information known as of the evaluation date. As more information becomes available and claims are settled, the estimated liabilities are adjusted upward or downward with the effect of increasing or decreasing net income at the time of the adjustments. The effect of these adjustments may have a material adverse impact on the results of operations of the Group. The estimated liabilities include direct costs of the loss under terms of insurance policies, as well as legal fees and general expenses of administering the claims adjustment process.

The effect of catastrophes on the Group’s results cannot be accurately predicted and may have a material adverse effect on the Group’s results. In the first quarter of 2004 and in the years 2003, 2002 and 2001, the Group was impacted by 5, 21, 25 and 19 catastrophes, respectively. The largest incurred catastrophe loss in each of these periods was $0.8 million, $11.5 million, $7.5 million and $17.8 million, respectively. Additional catastrophes with over $1 million in incurred losses numbered zero in the first quarter of 2004, nine in 2003, six in 2002 and four in 2001. For additional discussion of catastrophe losses, please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operation, All Lines Discussion in the Form 10-Q for the three months ended March 31, 2004 which is incorporated by reference in this prospectus supplement and Note 9, Losses and Loss Reserves, in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement.

In the normal course of business, the Group is involved in disputes and litigation regarding the terms of insurance contracts and the amount of liability under such contracts arising from insured events. The liabilities for losses and loss adjustment expenses include estimates of the amounts for which the Group may be liable upon settlement or other conclusion of such litigation.

Because of the inherent future uncertainties in estimating ultimate costs of settling claims, actual losses and loss adjustment expenses may deviate substantially from the amounts recorded in our consolidated financial statements. Furthermore, the timing, frequency and extent of adjustments to the estimated liabilities cannot be accurately predicted since conditions, events and trends which led to historical loss and loss adjustment expense development and which serve as the basis for estimating ultimate claims cost may not occur in the future in exactly the same manner, if at all.

The anticipated effect of inflation is implicitly considered when estimating the liability for losses and loss adjustment expenses based on historical loss development trends adjusted for anticipated changes in underwriting standards, policy provisions and general economic trends.

The following tables present an analysis of losses and loss adjustment expenses and related liabilities for the periods indicated. The first table represents the impact of current and prior accident years on calendar year losses and loss adjustment expenses. The second table displays the development of losses and loss adjustment expense liabilities as of successive year-end evaluations for each of the past ten years. The accounting policies used to estimate liabilities for losses and loss adjustment expenses are described in Note 1J, Summary of Significant Accounting Policies and Note 9, Losses and Loss Reserves, in the Notes to the Consolidated Financial Statements in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement.

Reconciliation of Liabilities for Losses and Loss Adjustment Expenses

(in millions)

	March 31,		December 31,
	2004	2003	2003	2002	2001
Net liabilities, balance as of January 1	$2,131.4	$2,079.3	$2,079.3	$1,982.0	$1,907.3
Incurred related to:
Current year	236.0	253.5	993.3	1,045.4	1,145.5
Prior years	(2.5)	2.7	34.1	84.4	58.5

Total incurred	233.5	256.2	1,027.4	1,129.8	1,204.0
Paid related to:
Current year	48.4	54.8	388.6	423.6	520.2
Prior years	172.1	183.8	586.9	608.9	609.1

Total paid	220.5	238.6	975.5	1,032.5	1,129.3
Net liabilities	2,144.4	2,096.9	2,131.2	2,079.3	1,982.0
Reinsurance recoverable	549.0	375.6	496.6	354.4	168.7

Gross liabilities	$2,693.4	$2,472.5	$2,627.8	$2,433.7	$2,150.7

Analysis of Development of Loss and Loss Adjustment Expense Liabilities

(in millions)

Year Ended December 31	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net liability as originally estimated:	$1,693.6	$1,606.5	$1,557.1	$1,486.6	$1,421.8	$1,865.6	$1,823.3	$1,907.3	$1,982.0	$2,079.3	$2,131.2

Life Operations Liability	0.7	1.0	3.9	3.7	0.1	0.1	—	—	—	—	—

P&C Operations Liability	$1,692.9	$1,605.5	$1,553.2	$1,482.9	$1,421.7	$1,865.5	$1,823.3	$1,907.3	$1,982.0	$2,079.3	$2,131.2

Net cumulative payments as of:
One year later	533.6	510.2	486.2	483.6	449.8	640.2	614.0	609.1	608.9	586.7
Two years later	833.4	803.3	772.7	747.4	751.2	999.1	960.5	1,002.7	1,015.2
Three years later	1,017.9	997.0	944.3	950.1	919.3	1,223.3	1,226.2	1,290.4
Four years later	1,147.3	1,106.4	1,080.4	1,058.3	1,016.9	1,385.2	1,399.5
Five years later	1,218.9	1,203.7	1,151.0	1,121.3	1,088.7	1,485.7
Six years later	1,288.1	1,257.3	1,198.3	1,171.2	1,137.6
Seven years later	1,331.3	1,293.5	1,239.3	1,207.0
Eight years later	1,363.1	1,329.0	1,271.2
Nine years later	1,393.0	1,357.4
Ten years later	1,418.8

Gross cumulative payments as of:
One year later	547.4	522.8	500.1	498.3	469.9	654.2	636.5	647.1	636.8	674.9
Two years later	859.1	827.2	798.1	781.9	775.4	1,022.2	1,007.1	1,060.6	1,122.7
Three years later	1,051.9	1,030.7	988.7	983.4	950.4	1,261.1	1,281.4	1,404.5
Four years later	1,190.5	1,158.8	1,123.2	1,098.7	1,057.5	1,426.5	1,492.0
Five years later	1,278.6	1,254.5	1,200.6	1,171.2	1,131.5	1,532.4
Six years later	1,347.0	1,314.6	1,257.4	1,223.2	1,187.0
Seven years later	1,396.5	1,359.9	1,300.6	1,265.3
Eight years later	1,437.5	1,397.7	1,338.8
Nine years later	1,469.9	1,432.4
Ten years later	1,501.9

Analysis of Development of Loss and Loss Adjustment Expense Liabilities (continued)

(in millions)

Year Ended December 31	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Net liability re-estimated as of:

One year later	1,539.2	1,500.5	1,474.8	1,428.0	1,355.6	1,888.4	1,880.2	1,965.8	2,066.4	2,115.2
Two years later	1,510.9	1,501.5	1,441.1	1,403.1	1,386.4	1,885.2	1,907.6	2,066.1	2,139.5
Three years later	1,515.1	1,486.5	1,445.7	1,439.0	1,400.7	1,901.8	1,997.6	2,131.1
Four years later	1,525.5	1,507.3	1,478.8	1,456.9	1,392.0	1,975.8	2,032.9
Five years later	1,551.0	1,546.8	1,497.6	1,448.0	1,441.7	1,993.4
Six years later	1,587.9	1,566.3	1,492.0	1,489.8	1,459.7
Seven years later	1,609.6	1,560.9	1,532.2	1,504.2
Eight years later	1,606.2	1,597.8	1,548.0
Nine years later	1,640.8	1,614.6
Ten years later	1,657.2

Decrease (increase) in original estimates:	$35.7	$(9.0)	$5.1	$(21.3)	$(38.0)	$(127.9)	$(209.5)	$(223.7)	$(157.5)	$(34.1)

Net liability as originally estimated:	$1,692.9	$1,605.5	$1,553.1	$1,482.9	$1,421.7	$1,865.5	$1,823.3	$1,907.3	$1,982.0	$2,079.3	$2,131.2

Reinsurance recoverable on unpaid losses and LAE	75.7	65.3	71.1	64.7	60.0	80.2	85.1	96.2	168.7	354.4	496.6

Gross liability as originally estimated:	$1,769.3	$1,671.8	$1,631.2	$1,556.7	$1,483.8	$1,956.9	$1,908.5	$2,003.5	$2,150.7	$2,433.7	$2,627.8

Life Operations Liability	0.7	1.0	7.0	9.1	2.2	11.2	—	—	—	—	—

P&C Operations Liability	1,768.6	1,670.9	1,624.2	1,547.6	1,481.7	1,945.8	1,908.5	2,003.5	2,150.7	2,433.7	2,627.8

One year later	1,611.0	1,574.2	1,546.0	1,496.1	1,447.0	1,972.9	1,981.1	2,129.9	2,346.9	2,558.2
Two years later	1,591.3	1,579.9	1,515.0	1,507.4	1,477.9	1,975.7	2,041.7	2,310.6	2,502.4
Three years later	1,601.4	1,565.6	1,561.7	1,537.4	1,495.8	2,006.1	2,189.9	2,432.4
Four years later	1,612.3	1,630.3	1,585.5	1,559.5	1,495.6	2,114.3	2,261.6
Five years later	1,680.8	1,657.0	1,608.3	1,558.2	1,571.1	2,155.4
Six years later	1,704.9	1,680.6	1,609.8	1,623.2	1,618.8
Seven years later	1,731.0	1,682.8	1,671.4	1,667.9
Eight years later	1,735.1	1,739.3	1,718.2
Nine years later	1,788.1	1,787.4
Ten years later	1,835.6

Decrease (increase) in original estimates:	(67.0)	(116.6)	(94.0)	(120.4)	(137.1)	(209.7)	(353.2)	(428.9)	(351.7)	(124.5)

Reinsurance

Reinsurance is a contract by which one insurer, called a reinsurer, agrees to cover, under certain defined circumstances, a portion of the losses incurred by a primary insurer in the event a claim is made under a policy issued by the primary insurer. The Group purchases reinsurance to protect against large or catastrophic losses. There are several programs that provide reinsurance coverage and the programs in effect for 2004 and 2003 are summarized below.

The Group’s property per risk program covers property losses in excess of $1.0 million for a single insured, for a single event. This property per risk program covers up to $14.0 million in losses in excess of the $1.0 million retention level for a single event. The retention on the property per risk excess of loss treaty increased from $1.0 million in 2003 to $1.5 million in 2004. The Group’s casualty per occurrence program covers liability losses. Workers’ compensation, umbrella and other casualty reinsurance cover liability losses up to $59.0 million, $24.0 million and $23.0 million, respectively, in excess of the $1.0 million retention level for a single insured event. Beginning in 2003, the Group retains 3.5% of casualty losses applicable to the $5.0 million excess of $1.0 million layer. In addition, beginning in 2004, the Group retains 7 percent of all umbrella losses applicable to the $20.0 million excess of $5.0 million layer. The casualty reinsurance treaty includes a layer of coverage of $5.0 million in excess of $1.0 million that consists of a fund managed by the Group, and the Group has title to the assets. Ceded premiums are paid by the Group into the fund and reinsured losses are paid to the Group under the terms of the reinsurance agreement with various reinsurers. The reinsurers bear the risk of losses in excess of the fund. The Group’s holding title to the assets and managing the investments of the fund reduces credit risk related to reinsurers. The balance of the fund as of March 31, 2004 and December 31, 2003 was approximately $158.3 million and $150.5 million, respectively.

The Group also has a surety excess of loss treaty which covers $4.0 million excess of $1.0 million ultimate net loss each loss event in the first layer, and $10.0 million excess of $5.0 million in the second layer. The Group retains 70% of losses in the $4.0 million excess of $1.0 million layer.

The property catastrophe reinsurance program protects the Group against an accumulation of losses arising from one defined catastrophic occurrence or series of events. This program provides $100.0 million of coverage in excess of the Group’s $25.0 million retention level. In response to reduced exposures to catastrophic events, the catastrophe excess of loss treaty changed from $100.0 million in excess of $25.0 million in 2003 to $80.0 million in excess of $25.0 million in 2004. The treaty was written on a multiple year basis for years 2001—2003 with only a portion of the reinsurance layers expiring in a single year. This provides continuity, maintains rates and preserves each reinsurer’s share of the overall program. Over the last 20 years, two events triggered coverage under the catastrophe reinsurance program. Losses and loss adjustment expenses from the fires in Oakland, California in 1991 totaled $35.6 million and losses and loss adjustment expenses from Hurricane Andrew in 1992 totaled $29.8 million. Both of these losses exceeded the prior retention level of $13.0 million, resulting in significant recoveries from reinsurers. Reinsurance limits are purchased to cover exposure to catastrophic events having the probability of occurring every 250 years.

Great American agreed to maintain reinsurance on the commercial lines business that the Group acquired from Great American and its affiliates in 1998 for loss dates prior to December 1, 1998. Great American is obligated to reimburse the Group if Great American’s reinsurers are unable to pay claims with respect to the acquired commercial lines business.

Reinsurance contracts do not relieve the Group of their obligations to policyholders. The collectibility of reinsurance depends on the solvency of the reinsurers at the time any claims are presented. The Group monitors each reinsurer’s financial health and claims settlement performance because reinsurance protection is an important component of our financial plan. Each year, the Group reviews financial statements and calculates various ratios used to identify reinsurers who no longer meet appropriate standards of financial strength. Reinsurers who fail these tests are reviewed and those that are determined by the Group to have insufficient financial strength are removed from the program at renewal. Additionally, a large number of reinsurers are utilized to mitigate concentration of risk. The Group also records an estimated allowance for uncollectible reinsurance amounts, as deemed necessary. During the last three fiscal years, no reinsurer accounted for more than 15% of total ceded premiums, excluding the Security Trust Fund. As a result of these controls, amounts of uncollectible reinsurance have not been significant.

All of our insurance subsidiaries, except OCNJ, have entered into an intercompany reinsurance pooling agreement with us. The purpose of this agreement is to:

•	pool or share proportionately the results of property and casualty insurance underwriting operations through reinsurance;

•	reduce administrative expenses; and

•	broaden each participating insurance subsidiary’s distribution of risk.

Under the terms of the intercompany reinsurance pooling agreement, all of the participants’ outstanding underwriting liabilities as of January 1, 1984 and all subsequent insurance transactions were pooled. The participating insurance subsidiaries share in losses based on the following percentages:

Insurance Subsidiary	Percentage of Losses
OCIC	46.75
West American	46.75
American Fire	5.00
Ohio Security	1.00
Avomark	0.50

Competition

The property and casualty insurance industry is highly competitive. The Group competes on the basis of service, price and coverage. According to A.M. Best, based on net insurance premiums written in 2002, the latest year for which industry-wide comparison statistics are available, more than $375 billion of net premiums were written by property and casualty insurance companies in the United States and no one company or company group had a market share greater than approximately 11.3%; and the Group ranked as the forty-fifth largest property and casualty insurance group in the United States.

Rating Agencies

Regularly the Group’s financial strength is reviewed by independent rating agencies, A. M. Best, Fitch, Moody’s and Standard & Poor’s. These agencies assign ratings and rating outlooks reflecting the agencies’ opinions of the Group’s financial strength and our ability to meet our financial obligations to our debt security holders. Following are our and the Group’s current ratings and rating outlooks. During the first quarter of 2004 Standard & Poor’s changed its rating outlook from negative to stable.

	A.M. Best	Fitch	Moody’s	S&P
Financial strength rating	A-	A-	A3	BBB
Senior unsecured debt rating	bbb-	BBB-	Baa3	BB
Rating outlook	Stable	Stable	Stable	Stable

On September 6, 2002, A.M. Best affirmed the Group’s financial strength rating of “A-” and assigned a positive outlook. In addition, A.M. Best assigned an initial rating of “bbb” to our convertible notes. On

August 22, 2003, A.M. Best revised its debt rating criteria and assigned a “bbb-” to our convertible notes. On December 8, 2003, A.M. Best affirmed the Group’s “A-” financial strength rating and our “bbb-” senior unsecured debt rating and assigned stable outlooks on the ratings.

On March 14, 2002, Fitch assigned its “BBB-” rating to our convertible notes and placed a stable outlook on our rating. On November 5, 2002, Fitch affirmed its “BBB-” rating on our convertible notes and placed a stable outlook on our rating. On January 21, 2004, Fitch assigned a financial strength rating of “A-” to the Group and also affirmed its “BBB-” senior debt and long term issuer ratings.

On March 13, 2002, Moody’s assigned its “Baa2” rating to our convertible notes. On November 27, 2002, Moody’s revised the Group’s “A2” financial strength rating to “A3” and placed a stable outlook on the Group’s rating. Moody’s also announced that it placed a “Baa3” rating on our convertible notes. On June 16, 2003, Moody’s affirmed its “Baa3” rating on the convertible notes and affirmed the “A3” insurance financial strength ratings on the Group’s intercompany pool. Moody’s also placed a stable outlook on its ratings. In addition, Moody’s assigned prospective ratings to the $500 million universal shelf registration filed on May 8, 2003. The prospective ratings for senior unsecured debt, subordinated debt and preferred stock were “Baa3”, “Ba1” and “Ba2”, respectively.

On March 11, 2002, Standard & Poor’s removed its negative outlook and placed a stable outlook on the Group’s “BBB” financial strength rating. Standard & Poor’s also announced that it assigned its “BB” senior debt rating to our convertible notes. Following our announcement of third quarter 2002 results, Standard & Poor’s revised its outlook to negative from stable and indicated that the Group’s financial strength rating would be reviewed for possible downgrade. On April 30, 2003, Standard & Poor’s affirmed its “BBB” financial strength rating for the Group and maintained its negative outlook. On May 13, 2003, Standard & Poor’s assigned prospective ratings to our universal shelf. The prospective ratings for senior unsecured debt, subordinated debt and preferred stock were “BB”, “B+” and “B”, respectively. On February 13, 2004, Standard & Poor’s revised its outlook to stable and affirmed its financial strength and credit ratings on the Group and us.

Generally, credit ratings affect the cost and availability of debt financing. Often, borrowers with investment grade credit ratings can borrow at lower rates than those available to similarly situated companies with ratings that are below investment grade, and the availability of certain debt products may be greater for borrowers with investment grade credit ratings. Currently, we are a “split-rated” borrower, having investment grade ratings from A.M. Best, Fitch and Moody’s and below investment grade credit rating from Standard & Poor’s. While influenced by conditions in the credit markets, it is reasonable to anticipate that our split rating will result in a higher cost of borrowing as compared to borrowers with only investment grade credit ratings. The recent improvement in the rating outlook by Standard & Poor’s is a positive development in our rating profile.

Regulation

State Regulation

Our insurance subsidiaries are subject to regulation and supervision in the states in which they are domiciled and in which they are licensed to transact business. OCIC, American Fire, Ohio Security and OCNJ are all domiciled in Ohio. West American and Avomark are domiciled in Indiana. Collectively, our insurance subsidiaries are licensed to transact business in all 50 states and the District of Columbia. Although the federal government does not directly regulate the insurance industry, federal initiatives can impact the industry.

The authority of state insurance departments extends to various matters, including:

•	the establishment of standards of solvency, which must be met and maintained by insurers;

•	the licensing of insurers and agents;

•	the imposition of restrictions on investments;

•	approval and regulation of premium rates and policy forms for property and casualty insurance;

•	the payment of dividends and distributions;

•	the provisions which insurers must make for current losses and future liabilities; and

•	the deposit of securities for the benefit of policyholders.

State insurance departments also conduct periodic examinations of the financial and business affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies. Regulatory agencies require that premium rates not be excessive, inadequate or unfairly discriminatory. In general, our insurance subsidiaries must file all rates for personal and commercial insurance with the insurance department of each state in which they operate.

State laws also regulate insurance holding company systems. Each insurance holding company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers. Pursuant to these laws, the respective departments may examine the parent and the insurance subsidiaries at any time and require prior approval or notice of various transactions including dividends or distributions to the parent from the subsidiary domiciled in that state.

These state laws also require prior notice or regulatory agency approval of changes in control of an insurer or its holding company and of other material transfers of assets within the holding company structure. Under applicable provisions of Indiana and Ohio insurance statutes, the states in which the members of the Group are domiciled, a person would not be permitted to acquire direct or indirect control of us or any of our insurance subsidiaries, unless that person had obtained prior approval of the Indiana Insurance Commissioner and the Ohio Superintendent of Insurance. For the purposes of Indiana and Ohio insurance laws, any person acquiring more than 10% of the voting securities of a company is presumed to have acquired “control” of that company.

New Jersey

Given the unfavorable regulatory environment in New Jersey and the continued unprofitability of its private passenger auto business in the state, the Group entered into a transaction in the fourth quarter of 2001 that allowed the Group to stop writing business in March of 2002 in the private passenger auto market in New Jersey. See discussion of this transaction and the New Jersey regulatory environment for private passenger automobile insurance in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

National Association of Insurance Commissioners (NAIC)

The Group’s insurance subsidiaries are subject to the general statutory accounting practices and reporting formats established by the NAIC. The NAIC also promulgates model insurance laws and regulations relating to the financial condition and operations of insurance companies, including the Insurance Regulating Information System.

NAIC model laws and rules are not usually applicable unless enacted into law or promulgated into regulation by the individual states. The adoption of NAIC model laws and regulations is a key aspect of the NAIC Financial Regulations Standards and Accreditation Program, which also sets forth minimum staffing and resource levels for all state insurance departments. Ohio and Indiana are accredited. The NAIC intends to create a nationwide regulatory network of accredited states.

The NAIC has developed a “Risk-Based Capital” model for property and casualty insurers. The model is used to establish standards, which relate insurance company statutory surplus to risks of operations and assist regulators in determining solvency requirements. The standards are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The Risk-Based Capital model measures the following four major areas of risk to which property and casualty insurers are exposed:

•	asset and liability risk;

•	credit risk;

•	underwriting risk; and

•	off-balance sheet risk.

The Risk-Based Capital model law requires the calculation of a ratio of total adjusted capital to Authorized Control Level. Insurers with a ratio below 200% are subject to different levels of regulatory intervention and action. As of December 31, 2003, all insurance companies in the Group exceeded the necessary statutory capital requirements.

Regulations on Dividends

We are dependent on dividend payments from our insurance subsidiaries in order to meet operating expenses, debt obligations and to pay dividends. Insurance regulatory authorities impose various restrictions and prior approval requirements on the payment of dividends by insurance companies and holding companies. This regulation allows dividends to equal the greater of (1) 10% of policyholders’ surplus or (2) 100% of the insurer’s net income, each determined as of the preceding year end, without prior approval of the insurance department.

Indiana and Ohio insurance laws permit insurance companies to dividend either (1) up to 100% of the prior year net income or (2) 10% of policyholder surplus as of the prior year-end, whichever is greater, without restriction or prior approval from the Ohio and Indiana insurance departments. Based on the policyholder surplus test, dividend payments we may receive from our insurance subsidiaries are limited to approximately $86.8 million during 2004, of which $30.0 million has been paid and $30.0 million has been approved for payment on June 28, 2004. Additional restrictions may result from the minimum surplus requirements in our credit agreement dated July 31, 2002.

Employees

At March 31, 2004, we had 2,361 employees of which approximately 1,450 were located in the Fairfield and Hamilton, Ohio offices. We believe that our employee relations are satisfactory.

Properties

We own and lease office space in various parts of the United States. Our principal office buildings consist of facilities owned in Fairfield and Hamilton, Ohio.

Legal Proceedings

A proceeding entitled Carol Murray v. Ohio Casualty Corporation, The Ohio Casualty Insurance Co., Avomark Insurance Co., Ohio Security Insurance Co., West American Insurance Co., American Fire and Casualty Insurance Co., and Ohio Casualty of New Jersey, Inc. was filed in the United States District Court for the District of Columbia on February 5, 2004. A motion to change venue was granted on May 25, 2004 with the proceeding assigned to the U.S. District Court for the Southern District of Ohio, Eastern Division, Columbus, Ohio. The proceeding alleges the defendants improperly classified current and former employees as exempt from overtime pay requirements of the Fair Labor Standards Act. The plaintiff, a former automobile physical damage claim adjuster, seeks to certify a nationwide collective action consisting of all current and former salaried employees since February 5, 2001 who are/were employed to process claims by policyholders and other persons for automobile property damage. The complaint seeks overtime compensation for the plaintiff and the class of persons plaintiff seeks to represent. We denied the allegations made in the complaint and will vigorously defend ourselves. Based on information currently available to us, this proceeding is not expected to have a material adverse effect on our financial condition, liquidity or results of operation. A proceeding entitled Carol Lazarus v. The Ohio Casualty Group was brought against West American in the Court of Common Pleas Cuyahoga County, Ohio on October 25, 1999. The Court ordered the case to proceed solely against West American on July 10, 2003. The complaint alleges West American improperly charged for uninsured motorists coverage following an October 1994 decision of the Supreme Court of Ohio in Martin v. Midwestern Insurance Company. The Martin decision was overruled legislatively in September, 1997. West American filed a motion for summary judgment on December 16, 2003. Plaintiff filed a motion for class certification on February 23, 2004. West American has responded to the motion for class certification stating the motion is untimely (filed more than four years after the initial complaint) and that Carol Lazarus failed to provide sufficient evidence to satisfy the requirements for class certification. Based on information currently available to us, this proceeding is not expected to have a material adverse effect on our financial condition, liquidity or results of operation.

We are involved in other litigation and administrative proceedings arising in the ordinary course of business which is not expected to have a material adverse effect on our financial condition, liquidity, or results of operations Current litigation includes six separate proceedings making class action claims for which class certification has been sought in the two proceedings described above. No class certifications have been granted at this time. See also Note 8, Other Contingencies and Commitments in the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference in this prospectus supplement.

MANAGEMENT

Our senior management team and board of directors consists of:

Name	Age	Position
Dan R. Carmichael	59	President, Chief Executive Officer and Director (Class III)
Elizabeth M. Riczko	37	President of Insurance Operations
Michael A. Winner	41	Executive Vice President and Chief Financial Officer
Jeffery L. Haniewich	57	Chief Operating Officer (Commercial Lines)
John S. Busby	59	Chief Operating Officer (Specialty Lines)
Derrick D. Shannon	39	Senior Vice President (Personal Lines)
Debra K. Crane	47	Senior Vice President, General Counsel and Secretary
Ralph G. Goode	58	Senior Vice President of our insurance subsidiaries
John S. Kellington	42	Senior Vice President and Chief Technology Officer of our insurance subsidiaries
Thomas E. Schadler	53	Senior Vice President and Chief Actuary of our insurance subsidiaries
Howard L. Sloneker III	47	Senior Vice President of our insurance subsidiaries
Terrence J. Baehr(2)	53	Director (Class II)(1)
Ralph S. Michael III	49	Director (Class II)
Stanley N. Pontius	57	Director (Class II)
Catherine E. Dolan	46	Director (Class III)
Philip G. Heasley	54	Director (Class III)
William P. Boardman	62	Director (Class I)
Jack E. Brown	60	Director (Class I)
Robert A. Oakley	57	Director (Class I)
Jan H. Suwinski	62	Director (Class I)

(1)	Class II of the Board of Directors was comprised of three directors prior to our annual meeting of shareholders, Stephen S. Marcum, Ralph S. Michael III and Stanley N. Pontius. Mr. Marcum did not seek re-election to the Board. Mr. Terrence J. Baehr was designated by the Board of Directors as a nominee for election under Class II for a term expiring in 2007. The Board of Directors also reduced the size of Class II from four directors to three directors following the resignation of a director during 2003.
(2)	Terrence J. Baehr, formerly a member of Class III of the Board of Directors, resigned as a director from Class III effective April 21, 2004 was elected as a director under Class II for a term expiring in 2007. The Board of Directors expects to fill the vacancy in Class III during 2004.

Dan R. Carmichael has been our President, Chief Executive Officer and a director since December 2000. In addition, Mr. Carmichael has been the President, Chief Executive Officer and a director of the Ohio Casualty Insurance Company, West American Insurance Company, American Fire and Casualty Company, Ohio Security Insurance Company, Avomark Insurance Company, Ohio Casualty Of New Jersey, Inc. and Ocasco Budget, Inc. since December 2000. Previously, Mr. Carmichael was the President and Chief Executive Officer of Ivans, Inc., a consulting company, Greenwich, Connecticut from 1995 to 2000. Mr. Carmichael currently serves on the board of directors of the Alleghany Corporation and Platinum Underwriters Holdings, Ltd.

Elizabeth M. Riczko has been our President of Insurance Operations since May 2004. Prior to then she served as our Executive Vice President and Chief Operating Officer of the Personal Lines Division since March 2001. In addition, during 2000, she served as the Chief Financial Officer and Treasurer in addition to her duties as Chief Actuary, a position she had held since 1994.

Michael A. Winner has been our Executive Vice President and Chief Financial Officer since May 2004. Previously, he served as our Senior Vice President, Finance and Controller from February 2004. Prior to joining us, Mr. Winner worked for Nationwide Insurance, a property and casualty insurance company, Columbus, Ohio from 1996 to 2004 serving most recently as Vice President of Finance.

Jeffery L. Haniewich has been our Executive Vice President and Chief Operating Officer of Commercial Lines since March 23, 2001. Previously, Mr. Haniewich served as a Regional Vice President since 1998.

John S. Busby has been our Executive Vice President and Chief Operating Officer of Specialty Lines since May 2001. Previously, he served as a Senior Vice President from March 2000 to May 2001. Mr. Busby served as a Vice President from March 1999 to March 2000.

Derrick D. Shannon has been our Senior Vice President of the Personal Lines since May 2004. Previously, he served as Vice President of Personal Lines product management since 2001. Prior to that he served as an Assistant Vice President from March 6, 2001 to August 16, 2004. Prior to that he served as an associate actuary from July 1, 1999 to March 5, 2001.

Debra K. Crane has been our Senior Vice President, General Counsel and Secretary of the Corporation since April 2002 and has been the Senior Vice President and General Counsel of our subsidiaries since April 2000. Ms. Crane served as Vice President of our subsidiaries from May 1999 through March 2000 and as Assistant Treasurer of our subsidiaries from February 1996 through April 1999.

Ralph G. Goode has been the Senior Vice President of our subsidiaries since December 1998. Previously, Mr. Goode served as Vice President of our insurance subsidiaries from October 1995 through November 1998.

John S. Kellington has been the Senior Vice President and Chief Technology Officer of our insurance subsidiaries since December 2002 and the Chief Technology Officer of our insurance subsidiaries since April 2001. Mr. Kellington served as Chief Architect and Principal, National Insurance Practice of IBM Global Services, a consulting company, from 1996 to April 2001.

Thomas E. Schadler has been the Senior Vice President and Chief Actuary of our insurance subsidiaries since April 2001. Previously, Mr. Schadler served as Vice President and Chief Actuary of Grange Insurance Company, a property and casualty insurance company, from September 1997 to April 2001 and as Vice President and Chief Actuary of Shelby/Anthem/Vesta Companies, property and casualty insurance companies, from September 1988 to September 1997.

Howard L. Sloneker III has been the Senior Vice President of our insurance subsidiaries since December 1998. Previously, Mr. Sloneker also served as our Senior Vice President from December 1998 to April 2002 and as our Vice President and Secretary from April 1988 to April 2002.

Terrence J. Baehr is a Managing Director for Prudential Financial Account, IBM Corporation since January, 2004 and Vice President, Sales, Americas East Region, IBM Corporation, White Plains, New York since June 2000. Previously, Mr. Baehr was the Vice President, Strategy and Solutions, Global Financial Services Sector for IBM Corporation from January to June 2000 and the Vice President, Insurance Industry, North and South America AOR IBM from 1998 to 1999.

Ralph S. Michael III is President for the US Bank-Oregon since 2003. Previously, Mr. Michael was the Group Executive, PNC Advisors and PNC Capital Markets, Pittsburgh, Pennsylvania, from 2001 to 2002, and Chief Executive officer, PNC Corporate Banking from 1996 to 2001. Mr. Michael currently serves on the board of directors of Integrated Alarm Services Group and Key Energy Services, Inc.

Stanley N. Pontius is a Former President and Chief Executive Officer of First Financial Bancorp, Hamilton, Ohio. He served in this position from 1991 to 2003. Mr. Pontius is also a former Chairman of the Board of its principal subsidiary, First Financial Bank, Hamilton, Ohio. He served in this position from 1998 to 2003.

Catherine E. Dolan has been a Senior Vice President, Wachovia Bank, N.A. (formerly First Union National Bank), Charlotte, North Carolina since 2000. Previously, Ms. Dolan was a Managing Director of the Financial Institutions Group, First Union National Bank, Charlotte, North Carolina from 1995 to 2000.

Philip G. Heasley is a Former Chairman and Chief Executive Officer of First USA, a subsidiary of Bank One. He served in this position from 2000 to 2003. Previously, Mr. Heasley was the President and Chief Operating Officer of U.S. Bancorp from 1999 to 2000. In addition, Mr. Heasley was the Vice Chairman of U.S. Bancorp from 1994 to 1999. Mr. Heasley currently serves on the board of directors of Fidelity National Financial, Inc., Fair, Isaac and Company and Kintera, Inc.

William P. Boardman is a Former Senior Advisor to Goldman, Sachs & Co., an investment banking firm. He served in this position from 2001 to 2003. Previously, Mr. Boardman was a Vice Chairman and Director, Bank One Corporation from 1999 to 2001 and was a Senior Executive Vice President of Bank One Corporation prior to 1999. Mr. Boardman currently serves on the board of directors of Visa International (Chairman), Visa USA and Checkfree Holdings Corporation.

Jack E. Brown has served as Executive Vice President, Global ACNielsen, Covington, Kentucky since January, 2002 and as Chairman of the Board, ACNielsen Bases since 1998.

Robert A. Oakley has served as Arthur Shepard Executive-in-Residence, Fisher College of Business, the Ohio State University, Columbus, Ohio, since February 2003. Previously Mr. Oakley, has served as Executive Vice President and Chief Financial Officer, Nationwide Mutual Insurance Company and Nationwide Financial Services, Inc. from 1995 to his retirement in January, 2003.

Jan H. Suwinski has served as Professor of Business Operations, the Johnson Graduate School of Management at Cornell University in Ithaca, New York since 1997. Mr. Suwinski currently serves on the board of directors of Tellabs, Inc. and Thor Industries, Inc.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information available to us as of June 18, 2004 with respect to the ownership of our voting shares by (1) each person known to us to be the beneficial owner of more than 5% of any class of our outstanding voting shares, (2) each director and executive officer of OCC, and (3) all of the directors and executive officers of OCC as a group. The percentage of outstanding common shares beneficially owned is based on 61,378,601 of our common shares outstanding as of June 18, 2004 and is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Name of Beneficial Owner	Number of Common Shares Beneficially Owned(1)		Options Exercisable Within 60 Days	Shared Investment/ Voting Power Over Employees Retirement Plan Shares(2)	Total		Percent of Class(3)

Executive Officers and Directors

Terrence J. Baehr	7,842		33,000	—	40,842		—

William P. Boardman	1,828		6,000	771,964	7,828	(5)	—

Jack E. Brown	20,990		33,000	—	53,990		—

John S. Busby	19,031	(4)	95,954	—	114,990	(4)	—

Dan R. Carmichael	99,198	(4)	873,765	—	972,963	(4)	1.59%

Catherine E. Dolan	5,350		39,000	—	44,390		—

Jeffery L. Haniewich	8,445	(4)	108,266	—	116,711	(4)	—

Philip G. Heasley	3,579		6,000	—	9,579		—

Donald F. McKee	35,083		183,333	—	218,416	(4)	—

Ralph S. Michael III	5,079		10,000	771,964	15,079	(5)	—

Robert A. Oakley	2,328		6,000	771,964	8,328	(5)	—

Stanley N. Pontius	20,215		39,000	771,964	59,215	(5)	—

Elizabeth M. Riczko	13,500	(4)	142,266	—	155,766	(4)	—

Jan H. Suwinski	7,579		8,000	—	15,579		—

Michael A. Winner	—		—	—	—		—

All Executive Officers and Directors as a Group (21 Persons)	1,500,257	(4)	1,993,251	771,964	4,265,472	(4)	6.94%

5% Stockholders

T. Rowe Price Associates, Inc.	5,436,900	(7)	—	—	—		8.9	%(6)

Dimensional Fund Advisors, Inc.	3,717,237	(8)	—	—	—		6.1	%(6)

First Manhattan Co.	3,368,544	(9)	—	—	—		5.5	%(6)

(1)	Unless otherwise indicated, each named person has voting and investment power over the listed shares, and such voting and investment power is exercised solely by the named person or shared with a spouse.
(2)	Consists of 771,964 shares held in OCIC’s Employees Retirement Plan as to which the named individuals share voting and investment power solely by reason of being members of the Finance Committee that oversees the investment activities of the Employees Retirement Plan. Messrs. Boardman, Michael, Oakley and Pontius disclaim beneficial ownership of these shares.

(3)	Percentages are listed only for those individuals who are the beneficial owners of more than 1% of the outstanding shares.
(4)	The share ownership for Messrs. Carmichael, McKee, Haniewich and Busby includes 1,264, 3,050, 2,127, and 12,112 shares, respectively, held for the accounts of these individuals by the trustee of OCIC’s Employee Savings Plan. Ms. Riczko’s share ownership includes 2,611 shares held in an account in the same plan. Such persons have sole voting power with respect to these shares and also hold investment power subject to limitations in the Plan.
(5)	Share ownership totals for Messrs. Boardman, Michael, Oakley and Pontius do not include the shares held in OCIC’s Employees Retirement Plan.
(6)	Percentage of Common Shares based on 61,136,858 shares, the number of shares outstanding as of March 1, 2004.
(7)	Based upon information contained in a Schedule 13G filed February 10, 2004 with the Securities and Exchange Commission, or SEC, by T. Rowe Price Associates, Inc. T. Rowe Price reported that it has sole voting power for 746,500 shares and sole dispositive power for 5,436,900 shares. The address of the beneficial owner is 100 East Pratt Street, Baltimore, Maryland 21202.
(8)	Based upon information contained in a Schedule 13G filed February 6, 2004, with the SEC by Dimensional Fund Advisors Inc., or Dimensional. Dimensional reported sole voting power and sole dispositive power for 3,717,237 shares. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. In its role as investment advisor or manager, Dimensional possesses voting and/or investment power over the reported shares, and Dimensional disclaims beneficial ownership of such shares. The address of the beneficial owner is 1299 Ocean Avenue, Santa Monica, California 90401.
(9)	Based upon information contained in a Schedule 13G filed February 12, 2004, with the SEC by First Manhattan Co., or First Manhattan. First Manhattan reported sole voting power for 97,700 shares, shared voting power for 3,114,560 shares, sole dispositive power for 97,700 shares and shared dispositive power for 3,270,844 shares. The total amount beneficially owned includes 589,500 shares owned by family members of Senior Managing Directors of First Manhattan, of which it disclaims dispositive power as to 178,000 of such shares and beneficial ownership for 411,500 of such shares. The address of the beneficial owner is 437 Madison Avenue, New York, New York 10022.
(10)	Mr. McKee resigned as our Chief Financial Officer on May 10, 2004.
(11)	Mr. Winner was named our Executive Vice President and Chief Financial Officer on May 10, 2004.

DESCRIPTION OF THE NOTES

The following summary of the particular terms of the notes we are offering supplements and, to the extent inconsistent with the accompanying prospectus, replaces the description of the general terms and provisions of the debt securities contained in the accompanying prospectus. This summary is not complete and we encourage you to read the accompanying prospectus and the indenture referred to below.

General

The notes will be issued as senior debt securities pursuant to an indenture, dated as of May 8, 2003, between us and Citibank, N.A., as trustee, which is more fully described in the accompanying prospectus, as supplemented by the first supplemental indenture to be dated as of the date the notes are first delivered.

The notes will be unsecured obligations and will rank equally with all our other unsecured senior debt securities from time to time outstanding. As of March 31, 2004, we had $201.3 million of indebtedness outstanding that would have ranked equally in right of payment with the notes.

The indenture does not limit the aggregate principal amount of debt securities we may issue under it and provides that we may issue debt securities from time to time in one or more series. The indenture does not limit the amount of other debt that we or our subsidiaries can incur. In addition, we conduct our operations through subsidiaries, which generate substantially all of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions and regulatory limitations governing our subsidiaries’ insurance business, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain the cash required to pay our obligations, including payments on the notes. The notes will be effectively subordinated to the obligations of our subsidiaries, meaning that holders of the notes will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings. As of March 31, 2004, our subsidiaries had $3.8 million of outstanding indebtedness.

The indenture does not contain any provisions that would limit our ability to sell assets (other than as described in the accompanying prospectus under “Covenants Applicable to the Debt Securities”) or that would afford holders of the notes protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Additionally, the indenture does not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating.

We will issue the notes in an initial principal amount of $200,000,000. We may, at any time and from time to time, without the consent of the existing holders of the notes, re-open the series and issue additional notes having the same interest rate, maturity and other terms as the notes except for the issue price, issue date, and in some cases, first interest payment date. The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments and redemptions.

The notes will mature on June 15, 2014.

Interest on the notes will accrue at the rate of 7.30% per year. Interest on the notes will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2004, to holders of record on the immediately preceding May 31 and November 30, respectively. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date falls on a day that is not a business day, the interest payment will be postponed until the next succeeding business day, and no interest on such payment will accrue for the period from and after such interest payment date. Similarly, if the maturity date of the notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date. As used in this prospectus supplement, “business day” means any Monday, Tuesday, Wednesday, Thursday or Friday other than a day on which banking institutions in The City of New York are not authorized or obligated to be open.

We will pay principal, premium, if any, interest and additional amounts, if any, on the notes at our office or agency maintained for such purpose within the City and State of New York. The indenture provides that we may pay interest on the notes by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. However, we will make payments in immediately available funds while the notes are maintained in the form of global notes as described below. Until otherwise designated by us, our office or agency in New York will be the office of the trustee maintained for such purpose.

The notes will be issued in fully registered form, in denominations of $1,000 and integral multiples of $1,000, registered in the name of Cede & Co., a nominee of The Depository Trust Company, or DTC. See “Global Notes” below. The paying agent, registrar and transfer agent for the notes will be the corporate trust department of the trustee in New York, New York. Payment of principal will be made at maturity in immediately payable funds against surrender to the trustee.

The notes will be redeemable prior to maturity, at our option, in whole at any time or in part from time to time (a “Redemption Date”), at a redemption price equal to the greater of:

•	100% of the aggregate principal amount of the notes to be redeemed; and

•	an amount equal to the sum of the present values of the remaining scheduled payments for principal and interest on such notes, not including any portion of the payments of interest accrued as of such Redemption Date, discounted to such Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 50 basis points;

plus, in each case, accrued and unpaid interest on such notes to, but excluding, such Redemption Date.

“Treasury Rate” means the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third business day preceding the Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means either Goldman, Sachs & Co. and any successor firm or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.

“Comparable Treasury Price” means with respect to any Redemption Date for a series of notes (1) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Goldman, Sachs & Co. and four other primary U.S. government securities dealers (each a “Primary Treasury Dealer”), as specified by us; provided, that (1) if any of Goldman, Sachs & Co. or any Primary Treasury Dealer as specified by us shall cease to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer and (2) if we fail to select a substitute within a reasonable period of time, then the substitute will be a Primary Treasury Dealer selected by the trustee after consultation with us.

“Reference Treasury Dealer Quotations” mean, with respect to the Reference Treasury Dealer and any Redemption Date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

If less than all of the senior notes are to be redeemed, DTC, as depositary, shall determine, in accordance with its procedures, the principal amount of such senior notes held by each beneficial owner of such notes to be redeemed. DTC may select notes and portions of notes in amounts of $1,000 and whole multiples of $1,000 in excess of $2,000.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date. We will not be responsible for giving notice to anyone other than the Depositary. Unless we default in payment of the redemption price, on or after the Redemption Date, interest will cease to accrue on the senior notes called for redemption.

There are no sinking funds for the notes.

The underwriters will make settlement for the notes in immediately available or same-day funds.

Events of Default

For purposes of the notes in this offering, each of the following will be an event of default:

•	default for 30 days in the payment of any interest;

•	default in the payment of principal when due;

•	default in the performance of any other covenant in the indenture for 60 days after written notice;

•	default under any other debt instrument of ours or of a restricted subsidiary that results in the acceleration of maturity of such debt in an aggregate amount of $10.0 million or more, unless the acceleration is rescinded or annulled or the debt is discharged; and

•	certain events in bankruptcy, insolvency or reorganization involving us or a restricted subsidiary.

If an event of default has occurred and is continuing, other than an event of default described under the fifth bullet above, either the trustee or the holders of at least 25% in principal amount of the outstanding notes (voting as a single class) may declare the principal and accrued interest of all notes to be due and payable immediately. If the event of default specified in the fifth bullet above shall have occurred, the principal amount on notes shall automatically, without any action on the part of the trustee or the holder, become immediately due and payable. These declarations may be annulled and past defaults may be waived by the holders of a majority in principal amount of the outstanding notes.

For purposes of these events of default, our restricted subsidiaries are West American and OCIC and any other future insurance subsidiary the consolidated total assets of which constitute 20 percent or more of our consolidated total assets. In addition, any other subsidiary of ours is likewise a restricted subsidiary if it merges or consolidates with or acquires a significant portion of the business, properties or assets of any of the companies listed above or any successor entity.

Global Notes

The notes will be issued in the form of registered notes in book-entry form, referred to as global notes. Each global note will be registered in the name of a nominee of DTC, as depositary, and will be deposited with DTC or its nominee or custodian.

The deposit of global notes with DTC and their registration in the name of DTC’s nominee effect no change in beneficial ownership. Ownership of beneficial interests in a global note will be limited to DTC participants or persons who hold interests through DTC participants. We understand that DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants in DTC to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

So long as DTC or its nominee or a common depositary is the registered holder of a global note, DTC or that nominee or common depositary will be considered the sole owner and holder of the global notes, and of the notes represented thereby, for all purposes under the indenture and the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by a global note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered holders of notes under the indenture or the notes. Unless and until it is exchanged in whole or in part for notes in definitive form, no global note may be transferred except as a whole by DTC to its nominee.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interests in the global notes.

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s same-day funds settlement system.

We will make all payments of principal of and interest on the notes to DTC. We will send all required reports and notices solely to DTC as long as DTC is the registered holder of the global notes. We expect that upon the issuance of a global note DTC or its custodian will credit on its internal system the respective principal amount of the individual beneficial interest represented by such global note to the accounts of its participants. Such accounts initially will be designated by or on behalf of the underwriters. Ownership of beneficial interests in a global note will be shown on, and the transfer of those ownership interests will be effected through, records maintained by DTC or its nominee (with respect to interests of participants) or by any such participant (with respect to interests of persons held by such participants on their behalf).

Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes will be effected only through entries made on the books of participants acting on behalf of beneficial owners. Accordingly, each beneficial owner must rely on the procedures of DTC and, if the person is not a participant in DTC, on the procedures of the participants through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, in the event that we request any action of holders of notes or that an owner of a beneficial interest in the notes desires to give or take any action that a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through participants to give or to take the action or would otherwise act upon the instructions of beneficial owners.

Payments, transfers, exchanges and other matters relating to beneficial interests in a global note may be subject to various policies and procedures adopted by DTC from time to time, and DTC may discontinue its operations entirely at any time. We also expect that payments, conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners, will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for those customers, subject to any statutory or regulatory requirements as may be in effect from time to time, and will be the responsibility of the participants. None of we, the trustee, any of our respective agents or the underwriters will have any responsibility or liability for any aspect of DTC’s or any DTC participant’s records relating to, or for payments made on account of, beneficial interests in any global note, or for maintaining, supervising or reviewing any records relating to such beneficial interests, or for the performance by DTC or the participants of their respective obligations under the rules and procedures governing their operations.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for the physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Interests in a global note will be exchanged for notes in certificated form only if:

•	DTC notifies us that it is unwilling, unable or ineligible to continue as a depositary for such global note and we have not appointed a successor depositary within 60 days;

•	an event of default under the indenture with respect to the notes has occurred and is continuing; or

•	we, in our sole discretion, determine at any time that the notes will no longer be represented by a global note.

Upon the occurrence of such an event, owners of beneficial interests in such global note will receive physical delivery of notes in certificated form. All certificated notes issued in exchange for an interest in a global note or any portion thereof will be registered in such names as DTC directs. Such notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 and will be in registered form only, without coupons.

Information Concerning the Trustee

Citibank, N.A. is the trustee under the indenture relating to the notes. Subject to the provisions of the Trust Indenture Act of 1939, as amended, the trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of the notes unless the holder offers the trustee reasonable indemnity against the costs, expenses and liabilities which might result. The trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in performing its duties if the trustee reasonably believes that it is not reasonably assured of repayment or adequate indemnity.

We and some of our subsidiaries may maintain banking relationships with the trustee in the ordinary course of business.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR

NON-UNITED STATES HOLDERS

The following is a general discussion of the anticipated material United States federal income tax consequences to a Non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of the notes. Unless otherwise stated, this discussion is limited to the tax consequences to those Non-U.S. Holders who are the original beneficial owners of the notes and who hold such notes as capital assets. This discussion does not address specific tax consequences that may be relevant to particular persons (including, for example, pass-through entities (e.g., partnerships) or persons who hold the notes through pass-through entities, banks or financial institutions, broker-dealers, insurance companies, regulated investment companies, tax-exempt entities, common trust funds, controlled foreign corporations, dealers in securities or currencies, persons that have a functional currency other than the U.S. dollar and persons in special situations, such as those who hold notes as part of a straddle, hedge, conversion transaction, or other integrated investment). This discussion also does not address the tax consequences to Non-U.S. Holders that are subject to United States federal income tax on a net basis on income realized with respect to a note because such income is effectively connected with the conduct of a U.S. trade or business. In addition, this discussion does not describe any tax consequences arising under United States federal gift and estate or other federal tax laws or under the tax laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations (the “Treasury Regulations”) promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

Prospective purchasers of the notes are urged to consult their tax advisors concerning the United States federal income tax consequences to them of acquiring, owning and disposing of the notes, as well as the application of state, local and foreign income and other tax laws.

For purposes of this discussion, a Non-U.S. Holder is a holder that is not a U.S. person. A “U.S. person” means (i) a citizen or individual resident of the United States; (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) or a partnership created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income tax regardless of the source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions, or if the trust was in existence on August 20, 1996, and has properly elected to continue to be treated as a U.S. person. If a partnership holds our notes, the United States federal income tax consequences of payments received by such partnership will in many cases be determined by reference to the status of a partner and the activities of the partnership.

Payments of Interest. Payments of principal and interest on the notes by us or any of our agents to a Non-U.S. Holder will not be subject to United States federal withholding tax, provided that:

(1)	the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

(2)	the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership; and

(3)	either (A) the beneficial owner of the notes certifies to us or our agent on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address and the certificate is renewed periodically as required by the Treasury Regulations, or (B) the notes are held through certain foreign intermediaries and the beneficial owner of the notes satisfies certification requirements of applicable Treasury Regulations, and, in either case, neither we nor our agent has actual knowledge or reason to know that the beneficial owner of the note is a U.S. person. Special certification rules apply to certain Non-U.S. Holders that are entities rather than individuals.

If a Non-U.S. Holder cannot satisfy the requirements of the portfolio interest exemption described above (the “Portfolio Interest Exemption”), payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our agent, as the case may be, with a properly executed:

(1)	IRS Form W-8BEN (or successor form) claiming an exemption from withholding or reduced rate of tax under the benefit of an applicable tax treaty (a “Treaty Exemption”) or

(2)	IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, each form to be renewed periodically as required by the Treasury Regulations.

If interest on the note is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, the Non-U.S. Holder, although exempt from the withholding tax described above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. person. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a note will be included in such foreign corporation’s earnings and profits.

Disposition of Notes. Generally, no withholding of United States federal income tax will be required with respect to any gain realized by a Non-U.S. Holder upon the sale, exchange, redemption or other disposition of a note.

A Non-U.S. Holder will not be subject to United States federal income tax on gain realized on the sale, exchange, redemption or other disposition of a note unless (a) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, or (b) such gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business.

Information Reporting and Backup Withholding

Information reporting and backup withholding will not be required with respect to payments that we make to a Non-U.S. Holder if the Non-U.S. Holder has (i) furnished documentation establishing eligibility for the Portfolio Interest Exemption or a Treaty Exemption (provided that, in the case of a sale of a note by an individual, Form W-8BEN (or successor form) includes a certification that the individual has not been, and does not intend to be, present in the United States for 183 days or more days for the relevant period) or (ii) otherwise establishes an exemption, provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any exemption are not in fact satisfied. Certain additional rules may apply where the notes are held through a custodian, nominee, broker, foreign partnership or foreign intermediary.

In addition, information reporting and backup withholding will not apply to the proceeds of the sale of a note made within the United States or conducted through certain United States related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that the Non-U.S. Holder is a U.S. person, or the Non-U.S. Holder otherwise establishes an exemption.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table:

Underwriters	Principal Amount of Notes
Citigroup Global Markets Inc.	$40,000,000
Goldman, Sachs & Co.	70,001,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	70,001,000
Banc of America Securities LLC	6,666,000
ING Financial Markets LLC	6,666,000
KeyBanc Capital Markets, a Division of McDonald Investments Inc.	6,666,000

Total	$200,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount of up to 0.40% of the principal amount of the notes from the initial public offering price. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount of up to 0.25% of the principal amount of the notes from the initial public offering price. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

Paid by Us
Per Note	0.65%

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. The underwriters have advised us that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with this offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made by the underwriters in the open market for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Each initial underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA with respect to the Issuer; and (iii) it has complied and it will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, invitation or subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the notes to the public in Singapore.

Each underwriter has acknowledged and agreed that the notes have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $650,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for which they received, or will receive, customary fees. In addition, Citibank, N.A., which is acting as trustee for the notes, is an affiliate of Citigroup Global Markets Inc., one of the underwriters.

LEGAL MATTERS

The validity of the notes and certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and by Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio. Certain legal matters will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P. has in the past performed, and may in the future perform, services for us.

EXPERTS

The consolidated financial statements of Ohio Casualty Corporation at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated herein by reference to Ohio Casualty Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement (including the information incorporated by reference) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to the financial condition, results of operations, plans, objectives, future performance and business of Ohio Casualty and the Group, including, without limitation, statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “estimates,” “targets,” “projects,” “should” or similar expressions. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among other factors:

•	our ability to underwrite risks accurately;

•	our ability to attract and retain employees, managers and executives;

•	our ability to attract and retain independent agents;

•	legal restrictions in the states where our insurance subsidiaries are domiciled;

•	catastrophe losses; and

•	the occurrence of war, terrorism and political instability.

As a result of these and other factors, we cannot assure you that the events described in forward-looking statements will in fact occur or occur within the time frames described. We assume no obligation or duty to update any of the forward-looking statements included in this prospectus supplement except to the extent required by law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by law, we file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC (SEC file number: 0-05544). These reports, proxy statements and other information contain additional information about us. You can inspect and copy these materials at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You can obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. The SEC’s Internet address is http://www.sec.gov. You can also inspect these materials at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” information into this prospectus supplement in addition to the information incorporated by reference in the accompanying prospectus, which means that we can disclose important information by referring you to another document filed separately with the SEC. This information incorporated by reference is considered part of this prospectus supplement. except to the extent that the information is superseded by information in this prospectus supplement. This prospectus supplement incorporates by reference our Annual Report on Form 10-K for the year ended December 31, 2003; our Quarterly Report on Form 10-Q for the three months ended March 31, 2004 and Current Reports filed on Form 8-K dated January 27, 2004, February 11, 2004, March 12, 2004, March 15, 2004, April 7, 2004, May 10, 2004 and on Form 8-K/A filed on May 5, 2004.

We are also incorporating by reference the information contained in all other documents that we file with the SEC between the date of this prospectus supplement and the earlier of the termination of this offering and the time that all of the notes offered hereby are sold. The information contained in any of these documents will be considered part of this prospectus supplement from the date these documents are filed.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

If you would like to receive a copy of any document incorporated by reference into this prospectus supplement (which will not include any of the exhibits to the document other than those exhibits that are themselves specifically incorporated by reference into this prospectus supplement), you should call or write to Ohio Casualty Corporation, 9450 Seward Road, Fairfield, Ohio 45014, Attention: Secretary (telephone (513) 603-2400). We will provide these documents, without charge, by first class mail.

Our common shares are quoted on the Nasdaq National Market. Our reports, proxy and information statements and other information can also be inspected at the office of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

PROSPECTUS

$500,000,000

Ohio Casualty Corporation

Debt Securities, Preferred Shares, Common Shares,

Depositary Shares, Warrants, Stock Purchase Contracts

and Stock Purchase Units

Ohio Casualty Capital Trust I

Ohio Casualty Capital Trust II

Trust Preferred Securities Fully and Unconditionally

Guaranteed by Ohio Casualty Corporation

We may offer, from time to time, debt securities, preferred shares, common shares, depositary shares, warrants, contracts to purchase shares of our common shares or stock purchase units consisting of (1) a stock purchase contract and (2) our debt securities, the trust preferred securities or debt obligations of third parties, including United States Treasury securities, that are pledged to secure the stock purchase unit holders’ obligations to purchase our common shares under the stock purchase contracts.

Specific terms of these securities will be provided in one or more supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

Ohio Casualty Capital Trust I and Ohio Casualty Capital Trust II are Delaware statutory trusts. Each trust may offer, from time to time, trust preferred securities. We will guarantee the payments of dividends and payments on liquidation or redemption of the trust preferred securities, as described in this prospectus and in an applicable prospectus supplement. We will own the trust interests represented by the common securities to be issued by each trust. Each trust exists for the sole purpose of issuing its trust interests and investing the proceeds in debt securities, unless an applicable prospectus supplement indicates otherwise.

Our common shares are traded on NASDAQ under the symbol “OCAS.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 16, 2003.

This prospectus is part of a joint registration statement filed by Ohio Casualty Corporation and the trust with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $500,000,000. This prospectus provides you with a general description of the securities we and the trusts may offer. Each time we or the trusts sell securities, we or the trusts will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us, the trusts and the securities to be offered. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus and the information to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this document.

All references to “we,” “us,” “our,” or “Ohio Casualty” in this prospectus are to Ohio Casualty Corporation.

FORWARD-LOOKING STATEMENTS

This prospectus (including the information incorporated by reference) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to the financial condition, results of operations, plans, objectives, future performance and business of Ohio Casualty, including, without limitation, statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “estimates,” “targets,” “projects,” “should” or similar expressions. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among other factors:

•	our ability to underwrite risks accurately;

•	our ability to attract and retain employees, managers and executives;

•	legal restrictions in the states where our insurance subsidiaries are domiciled;

•	catastrophe losses; and

•	the occurrence of war, terrorism and political instability.

As a result of these and other factors, we cannot assure you that the events described in forward-looking statements will in fact occur or occur within the time frames described. We assume no obligation or duty to update any of the forward-looking statements included in this prospectus except to the extent required by law.

OHIO CASUALTY CORPORATION

We are a holding company that engages, through our direct and indirect subsidiaries, primarily in the business of property and casualty insurance offered through independent agents. Our insurance subsidiaries include The Ohio Casualty Insurance Company, West American Insurance Company, Ohio Security Insurance Company, American Fire and Casualty Company, Avomark Insurance Company and Ohio Casualty of New Jersey, Inc. These six companies form the Ohio Casualty Group.

Through our insurance subsidiaries, we provide a wide range of commercial, specialty and personal property and casualty insurance products to businesses, individuals, associations and government units in over 40 states. The commercial lines business, which accounted for 52.6% of net premiums written in 2002, includes primarily workers’ compensation, general liability, multi-peril, commercial automobile and property, including fire and allied lines. The specialty lines business, which accounted for 12.4% of net premiums written in 2002, includes commercial umbrella and fidelity and surety. The personal lines business, which accounted for 35.0% of net premiums written in 2002, includes primarily personal automobile and homeowners’ insurance sold to individuals.

We were incorporated in Ohio on August 25, 1969. With our predecessors, we have been engaged in the property and casualty insurance business since 1919. Our principal executive office is located at 9450 Seward Road, Fairfield, Ohio 45014. Our telephone number is (513) 603-2600.

THE TRUSTS

We created two Delaware statutory trusts, each pursuant to a declaration of trust executed by us as sponsor for each trust and its trustees. The trusts are named Ohio Casualty Capital Trust I and Ohio Casualty Capital Trust II.

We have filed, as an exhibit to the registration statement of which this prospectus is a part, a form of Amended and Restated Declaration of Trust for each trust which contains the terms and conditions under which the trusts will issue and sell their preferred securities and common securities. We refer to each Amended and Restated Declaration of Trust as a declaration with respect to that trust.

Unless an applicable prospectus supplement provides otherwise, each trust exists solely to:

•	issue and sell preferred securities, which we refer to as trust preferred securities. The proceeds of the trust preferred securities will be invested in a specified series of our debt securities;

•	issue and sell common securities, which we refer to as trust common securities. The trust common securities will be issued and sold to us in exchange for cash. The proceeds from the sale will be invested in additional series of our debt securities; and

•	engage in other activities only as are necessary, convenient or incidental to the above two purposes.

Neither trust will borrow money, issue debt, reinvest proceeds derived from investments, pledge any of its assets, nor otherwise undertake or permit to be undertaken any activity that would cause it to not be classified as a grantor trust for United States federal income tax purposes.

We will own all of the trust common securities. The holder of the trust common securities will receive payments that will be made on a ratable basis with the trust preferred securities. However, the right of the holder of the trust common securities to payment in respect of distributions and payments upon liquidation, redemption or otherwise will be subordinated to the right of the trust preferred securities holders if there is a continuing event of default under the declaration.

We will acquire trust common securities having an aggregate liquidation amount equal to the percentage set forth in the applicable prospectus supplement of the total capital of the trust.

Each trust will have a term of 55 years, but may end earlier if its declaration so provides.

We will pay all fees and expenses related to each trust and the offering of the trust preferred securities by each trust.

The principal place of business of each trust is c/o Ohio Casualty Corporation, 9450 Seward Road, Fairfield, Ohio 45014. The telephone number is: (513) 603-2600.

The trustees of each trust will conduct the business and affairs of their respective trusts. The trustees’ duties and obligations will be governed by the declaration of their respective trust. Each trust’s trust common securities holders will be entitled to appoint, remove, replace, or change the number of trustees for their respective trust.

Each trust will include the following trustees:

•	at least one regular trustee, which is a person who is an employee or officer of or who is affiliated with us;

•	at least one property trustee, which is a financial institution that is not affiliated with us and which will act as property trustee and indenture trustee for the purposes of the Trust Indenture Act of 1939, as amended, pursuant to the terms described in an applicable prospectus supplement; and

•	at least one Delaware trustee, which is an individual resident of, or a legal entity with a principal place of business in, the State of Delaware, unless the trust’s property trustee maintains a principal place of business in the State of Delaware and otherwise meets the requirements of applicable law.

The trustees of each trust are collectively referred to as the trustees. Unless otherwise indicated in an applicable prospectus supplement, the property trustee will be The Bank of New York and the Delaware trustee will be The Bank of New York (Delaware), with its Delaware office located at White Clay Center, Route 273, Newark, Delaware 19711.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. The trust will use all proceeds from the sale of trust preferred securities to purchase our debt securities. We may provide additional information on the use of the net proceeds from the sale of the offered securities in an applicable prospectus supplement relating to the offered securities.

DIVIDEND POLICY

Dividends are paid as declared by our board of directors. No dividends were paid in 2002 and 2001. In 2000, we paid dividends of $0.23 per common share in the first quarter and $0.12 per common share in each of the second, third and fourth quarters, for a total of $0.59 per common share for the entire fiscal year. See “Description of Capital Stock—Dividends” for a description of limitations on the payment of dividends.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for each of the periods indicated.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2002		2001	2000		1999	1998	2003	2002
Ratio of Earnings to Fixed Charges	0.53	*	8.03	—	*	8.01	14.02	9.12	13.29

*	Due to our losses in 2002 and 2000, our ratio coverage was less than 1:1. We must generate additional earnings of $6,706 and $129,702 in 2002 and 2000, respectively to have achieved a coverage of 1:1.

RISK FACTORS

An investment in the securities offered by this prospectus involves a high degree of risk. You should consider carefully the following risk factors and the other information included in or incorporated by reference in this prospectus before deciding to purchase any of the securities. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations or the securities.

Risks Related to Ohio Casualty

Our success depends upon our ability to underwrite risks accurately and to charge adequate rates to policyholders.

Our operating performance and financial condition depend on our ability to underwrite and set rates accurately for a full spectrum of risks. Rate adequacy is necessary to generate sufficient premiums to offset losses, loss adjustment expenses and underwriting expenses and to earn a profit. If we fail to assess accurately the risks that we assume, we may fail to establish adequate premium rates, which could reduce income and have a material adverse effect on our operating results or financial condition.

In order to price accurately, we must collect and properly analyze a substantial volume of data; develop, test and apply appropriate rating formulae; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result, to price accurately, is subject to a number of risks and uncertainties, including, without limitation:

•	availability of sufficient reliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties inherent in estimates and assumptions, generally;

•	selection and application of appropriate rating formulae or other pricing methodologies;

•	our ability to innovate in the future as new or improved pricing strategies emerge;

•	unanticipated court decisions, legislation or regulatory action;

•	ongoing changes in our claim settlement practices, which can influence the amounts paid on claims;

•	changing auto driving patterns, which could adversely affect both frequency and severity of claims;

•	unexpected inflation in the medical sector of the economy, resulting in increased bodily injury and personal injury protection claim severity; and

•	unanticipated inflation in auto repair costs, auto parts prices and used car prices, adversely affecting auto physical damage claim severity.

Such risks may result in our pricing being based on inadequate or inaccurate data or inappropriate analyses, assumptions or methodologies, and may cause us to estimate incorrectly future increases in the frequency or severity of claims. As a result, we could underprice risks, which would negatively affect our margins, or we could overprice risks, which could reduce our volume and competitiveness. In either event, our operating results and financial condition could be materially adversely affected.

If our subsidiaries are unable to pay dividends to us, then we may be unable to meet our financial obligations.

We are a holding company and a legal entity separate and distinct from our insurance company subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other distributions from our insurance company subsidiaries. State insurance laws limit the ability of our insurance subsidiaries to pay dividends and require our insurance subsidiaries to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance subsidiaries need to maintain financial strength ratings, which requires us to sustain capital levels in those subsidiaries. These restrictions affect the ability of our insurance company subsidiaries to pay dividends and use their capital in other ways. Our rights to participate in any distribution of assets of our insurance company subsidiaries are subject to prior claims of policyholders and creditors (except to the extent that our rights, if any, as a creditor are recognized). Consequently, our ability to pay debts, expenses and cash dividends to our shareholders may be limited.

The following factors could adversely affect the ability of our insurance subsidiaries to pay dividends:

Legal Restrictions

Our insurance subsidiaries are domiciled in Ohio and Indiana. Applicable Ohio and Indiana laws provide that an insurer domiciled in either of these states must obtain the prior approval of the state’s insurance department for the declaration or payment of any dividend if:

•	the dividend, together with other distributions made within the preceding twelve months, would exceed the greater of:

•	10% of the insurer’s surplus as of the preceding December 31st, or

•	100% of the insurer’s net income for the twelve-month period ending the preceding December 31st, in each case determined in accordance with statutory accounting practices; or

•	the dividend would be paid from any source other than earned surplus.

Earned surplus means an insurer’s adjusted unassigned funds determined in accordance with statutory accounting practices. These types of limitations could adversely affect the ability of an insurance subsidiary to pay dividends to us.

Dividend payments we may receive from our insurance subsidiaries are limited to approximately $112.5 million during 2003 without restriction or prior approval of the Ohio and Indiana insurance departments, based on the 100% of the net income test applied to the twelve-month period ended December 31, 2002. Additional restrictions may result from the minimum net worth and surplus requirements in our credit agreement dated July 31, 2002.

Uncollectible or Inadequate Reinsurance

Reinsurance is a contract by which one insurer, called a reinsurer, agrees to cover a portion of the losses incurred by a second insurer in the event a claim is made under a policy issued by the second insurer. Our insurance subsidiaries obtain reinsurance to help manage their exposure to property and casualty risks. Additionally, The Great American Insurance Company has agreed to maintain reinsurance on the commercial lines business that we acquired from Great American in 1998 for loss dates prior to December 1, 1998.

Although a reinsurer is liable to our insurance subsidiaries according to the terms of its reinsurance policy, the insurance subsidiaries remain primarily liable as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of our insurance subsidiaries to pay all claims, and each insurance subsidiary is subject to the risk that one or more of its reinsurers will be unable or unwilling to honor its obligations.

Our insurance subsidiaries, except for Ohio Casualty of New Jersey, Inc., pool their underwriting results, including reinsurance, which means that their insurance operations are aggregated and then reallocated among the participating insurers. Accordingly, if the reinsurance obtained by an Ohio Casualty insurance subsidiary, or the reinsurance obtained by Great American related to the acquired commercial lines business, proves uncollectible or inadequate, then the operating results and financial condition of all of the insurance subsidiaries in the reinsurance pool will be adversely affected, as well as the resulting ability of those subsidiaries to pay dividends to us.

Our insurance subsidiaries cannot guarantee that their reinsurers will pay in a timely fashion, if at all. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years.

Additionally, the availability and cost of reinsurance are subject to prevailing market conditions beyond our control. For example, the terrorist attacks of September 11, 2001 had a significant impact on the reinsurance market. The reinsurance contracts of our insurance subsidiaries include some coverage for acts of terrorism. Instead of being unlimited as in the past, however, terrorism coverage in 2003 contracts has been modified to exclude or limit coverage for certain upper layers of reinsurance.

If an Ohio Casualty insurance subsidiary is unable to obtain adequate reinsurance at commercially reasonable rates, then that insurance subsidiary would have to either bear an increased risk in net exposures or reduce the level of its underwriting commitments. Either of these potential developments could have a material adverse effect upon the business volume and profitability of the subsidiary, thereby limiting the ability of the subsidiary to pay dividends.

Catastrophe Losses

Our insurance subsidiaries have experienced, and are expected in the future to experience, catastrophe losses. It is possible that a catastrophic event or a series of catastrophic events could have a material adverse effect on the operating results and financial condition of the insurance subsidiaries, thereby limiting the ability of the insurance subsidiaries to pay dividends.

Various events can cause catastrophes, including hurricanes, windstorms, earthquakes, hail, terrorism, explosions, severe winter weather and fires. The frequency and severity of these catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposures in the area affected by the event and the severity of the event. Although catastrophes can cause losses in a variety of property and casualty lines, most of the catastrophe-related claims of our insurance subsidiaries are related to homeowners’ and commercial property coverages.

Our insurance subsidiaries seek to reduce their exposure to catastrophe losses through their underwriting strategies and the purchase of catastrophe reinsurance. Nevertheless, reinsurance may prove inadequate if:

•	a major catastrophic loss exceeds the reinsurance limit; or

•	an insurance subsidiary pays a number of smaller catastrophic loss claims which, individually, fall below the subsidiary’s retention level.

Claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our ability to write new business also could be affected. We believe that increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future. In addition, from time to time, legislation is passed that has the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation prohibiting insurers from adopting terrorism exclusions or withdrawing from catastrophe-prone areas. Governmental regulation of this type is discussed below under the risk factors “—War, Terrorism and Political Instability” and “Risks Related to the Insurance Industry—Insurance companies are subject to extensive governmental regulation and the unpredictability of court decisions.”

War, Terrorism and Political Instability

As a property and casualty insurer, we may have substantial exposure to losses resulting from acts of war, acts of terrorism and political instability. These risks are inherently unpredictable, although recent events may lead to increased frequency and severity. It is difficult to predict their occurrence with statistical certainty or to estimate the amount of loss an occurrence will generate.

In addition, on November 26, 2002, Congress enacted the Terrorism Risk Insurance Act of 2002, or TRIA, which requires mandatory offers of terrorism coverage to all commercial policyholders, including workers’ compensation and surety policyholders. TRIA provides that in the event of a terrorism attack on behalf of a foreign interest resulting in insurance industry losses of $5 million or greater, the U.S. government will provide funding to the insurance industry on an annual aggregate basis of 90% of covered losses up to $100 billion. Each insurance company is subject to a deductible, which is a percentage of that company’s direct earned premiums for the prior year, and this percentage increases in each of the three calendar years covered by TRIA, 2003 to 2005. In 2003, our deductible is estimated to be $69 million, which under the TRIA is calculated as a percentage of our direct earned premium for covered lines of business.

We believe that we have reduced our exposure to terrorism risk by focusing our commercial lines policies on small-to-medium-sized businesses and monitoring the number of employees covered under workers’ compensation policies. We also believe that we have secured enough reinsurance coverage to cover any potential claims. Nevertheless, because of the unavailability of, or limitations on, reinsurance for these risks, we will continue to be exposed to commercial losses that arise from terrorism. Moreover, any future attacks would significantly adversely affect general economic, market and political conditions, potentially increasing other risks in our business. We cannot assess the effects of future terrorist attacks and any ensuing responsive actions on our business at this time, but they could be material.

Inadequate Loss Reserves

Our insurance subsidiaries maintain loss reserves to provide for their estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. If these loss reserves prove inadequate, then the insurance subsidiary’s operating results and financial condition will be adversely affected, including its ability to pay dividends to us.

Reserves do not represent an exact calculation of liability. Instead, reserves represent estimates, generally involving actuarial projections at a given time, of what our insurance subsidiaries expect the ultimate settlement and adjustment of claims will cost, net of salvage and subrogation. Estimates are based on assessments of known facts and circumstances, estimates of future trends in claims severity and frequency, changing judicial theories of liability and other factors. These variables are affected by both internal and external events, including changes in claims handling procedures, economic inflation, unpredictability of court decisions, plaintiffs’ expanded theories of liability, risks inherent in major litigation and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, significant reporting lags may exist between the occurrence of an insured event and the time it is actually reported. Our insurance subsidiaries adjust their reserve estimates regularly as experience develops and further claims are reported and settled.

Because the establishment of reserves is an inherently uncertain process involving estimates of future losses, previously established reserves may prove inadequate in light of actual experience. There are several types of insurance coverage provided by our insurance subsidiaries where the establishment of loss reserves is particularly difficult:

•	umbrella and excess liability losses, which are particularly affected by significant delays in the reporting of claims after the policy effective period, relatively large amounts of insurance coverage, unpredictability of court decisions and plaintiffs’ expanded theories of liability;

•	asbestos and environmental losses, which are particularly affected by significant delays in the reporting of claims, unpredictability of court decisions, plaintiffs’ expanded theories of liability, risks of major litigation and legislative developments; and

•	construction defect losses, which are particularly affected by complexity of multiple party involvement and unpredictability of court decisions and plaintiffs’ expanded theories of liability.

Our insurance subsidiaries reflect adjustments to their reserves in the results of the periods in which their estimates are changed. For example, in 2002 and 2001 our insurance subsidiaries added $84.4 million and $58.5 million, respectively, to total reserves for loss development on prior years’ business. Reserve adjustments can result in an increase in liabilities and, consequently, a decrease in statutory surplus available for the payment of dividends.

Downgrade by a Rating Agency

Claims-paying and financial strength ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Each rating agency reviews its ratings periodically. A downgrade in the ratings of an Ohio Casualty insurance subsidiary by a recognized rating agency could result in a substantial loss of business for that subsidiary if agents or policyholders move to other companies with higher claims-paying and financial strength ratings. This loss of business could have a material adverse effect on the results of operations and financial condition of that subsidiary and the resulting ability of that subsidiary to pay dividends to us. Our subsidiaries are currently rated by A.M. Best, Standard & Poor’s and Moody’s.

During the past three years, A.M. Best and Standard & Poor’s have successively downgraded their financial strength ratings of our insurance subsidiaries. A.M. Best ratings currently range from “A++” (Superior) to “F” (In Liquidation), and include 16 separate ratings categories. Within these categories, “A++” (Superior) and “A+” (Superior) are the highest, followed by “A” (Excellent) and “A-” (Excellent). Publications of A.M. Best indicate that the “A” and “A-” ratings are assigned to those companies that, in A.M. Best’s opinion, have demonstrated excellent overall performance when compared to the standards established by A.M. Best and have demonstrated a strong ability to meet their obligations to policyholders over a long period of time. The A.M. Best rating for our subsidiaries moved from “A+” to “A” in 2000 and from “A” to “A-” in 2001. In September 2002, A.M. Best affirmed our rating of “A-” and issued a positive outlook.

Standard & Poor’s ratings for insurance companies currently range from “AAA” (Extremely Strong) to “R” (Regulatory Action), and include 10 different ratings categories. Within the range of categories from “AA” to “CCC,” ratings may also be accompanied by either a plus (+) or minus (-) sign which demonstrates a company’s standing within the specific rating category. Ratings followed by a plus sign have a positive outlook whereas ratings followed by a minus sign have a negative outlook. Publications of Standard & Poor’s indicate that an insurer rated “BBB” or higher is regarded as having financial security characteristics that outweigh any vulnerabilities, and is highly likely to have the ability to meet financial commitments. The Standard & Poor’s rating for our subsidiaries moved from “A+” to “BBB+” in 2000 and from “BBB+” to “BBB” in 2001. In October 2002, Standard & Poor’s revised its outlook to negative from stable.

Moody’s ratings for insurance companies range from “Aaa” to “C,” and include 9 different ratings categories. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from “Aa” through “Caa.” The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Publications of Moody’s indicate that “A” (Excellent) ratings are assigned to those companies that have demonstrated excellent financial security. In 2001, Moody’s Investor Service affirmed its “A2” rating of our insurance subsidiaries and issued a stable outlook. In November 2002, Moody’s downgraded our “A2” rating to “A3” and issued a stable outlook.

The above ratings do not include Ohio Casualty of New Jersey, Inc., which is unrated. We cannot guarantee that the previous downgrades, or any future downgrades, will not have a material adverse effect upon our business in the future.

Fluctuations in Value and Income of the Company’s Investment Portfolio

Fluctuations in the value of our investment portfolio could adversely affect the financial position of our insurance subsidiaries and their resulting ability to pay dividends to us.

Our investment portfolio includes equity investments that are more volatile than fixed income investments. The equity portfolio accounts for a large portion (43.1% as of December 31, 2002) of our statutory surplus. At December 31, 2002, the portfolio consisted of stock of 47 separate entities in 34 different industries. As of that date, 33% of our equity portfolio was invested in five companies and the largest single position was 10.4% of the equity portfolio. Our cost basis in some of our stock holdings is very low, creating a significant unrealized gain in the portfolio, which could lead to a significant cash outflow for taxes upon disposition. As a result, our flexibility to further diversify our investment portfolio is limited.

Our investment portfolio also includes investments in corporate and municipal bonds, mortgage-backed securities and other fixed income securities. The fair market value of these assets generally increases or decreases in an inverse relationship with fluctuations in interest rates. The interest income realized from future investments in fixed income securities will increase or decrease directly with fluctuations in interest rates. At December 31, 2002, approximately $1,154.3 million of our total investment portfolio was invested in mortgage-backed securities. These investments carry the risk that cash flows from the underlying mortgages will be received faster or slower than originally anticipated. Faster repayment creates a risk that we will have to reinvest the repaid funds at a lower interest rate than the original investment. Slower repayments, which typically occur when interest rates rise, could decrease the value of the investment as the receipt of anticipated cash flows is delayed.

At December 31, 2002, 3.4% of our fixed income portfolio was invested in below investment grade securities. The risk of default by borrowers which issue below investment grade securities is significantly greater because these borrowers are often highly leveraged and more sensitive to adverse economic conditions, including a recession or a sharp increase in interest rates. Additionally, these securities are generally unsecured and subordinated to other debt.

We also have exposure to losses resulting from potential volatility in interest rates. The impact of interest rate fluctuations relating to our fixed maturity investment portfolios is modeled quarterly and reviewed regularly. The following table illustrates the hypothetical effect of an increase in interest rates of 100 basis points (1%) on fixed maturities at December 31, 2002, 2001 and 2000.

	Estimated Fair Value	Adjusted Market Value
December 31, 2002	$3,140	$2,998
December 31, 2001	$2,772	$2,633
December 31, 2000	$2,514	$2,419

If our new technology for issuing and maintaining insurance policies does not work as intended, it could damage our relationship with our agent network.

Our agents want a cost effective, timely and simple system for issuing and maintaining insurance policies. In 2001, we introduced into limited operation, after more than three years of development, the Policy Administration Rating and Issuance System (“P.A.R.I.S. SM”). P.A.R.I.S. SM is currently operational for portions of the commercial lines operating segment. P.A.R.I.S. SM provides a proprietary internet interface for upload and download of information with our agents. As such, it is the cornerstone in our strategy of focusing on superior agent service. The success of our strategic plan depends in part on our ability to provide our agents with the technological advantages of P.A.R.I.S. SM. We plan to complete the roll out of P.A.R.I.S. SM in 2003 for the commercial and specialty segments. If it does not work as expected, or if it fails to satisfy agents’ needs, we may lose agents to insurers with preferred technologies.

We reported operating losses in 2001 and 2002 and cannot guarantee that we will return to operating profitability in the future.

Our failure to maintain a return to operating profitability will adversely affect our ability to meet our financial obligations.

Our insurance subsidiaries are subject to minimum capital and surplus requirements that could result in a regulatory action if we fail to meet these requirements.

Our insurance subsidiaries are subject to minimum capital and surplus requirements imposed under the laws of Ohio and Indiana. Any failure by one of our insurance subsidiaries to meet the minimum capital and surplus requirements imposed by applicable state law will subject it to corrective action, including requiring the adoption of a comprehensive financial plan, examination and the issuance of a corrective order by the applicable state insurance department, revocation of its license to sell insurance products or placing the subsidiary under state regulatory control. Any new minimum capital and surplus requirements adopted in the future may require us to increase our capital and surplus levels, which we may be unable to do. As of December 31, 2002, each of our insurance company subsidiaries had capital and surplus substantially in excess of the currently required amounts.

Reduction of the statutory surplus of our insurance subsidiaries would adversely affect their ability to pay dividends to us and to write insurance business.

If our insurance subsidiaries cannot achieve and maintain profitability in the future, then they will continue to draw on their surplus in order to pay dividends to us to enable us to meet our financial obligations. As surplus is reduced, the insurance subsidiaries’ ability to pay additional dividends is also reduced.

Insurance companies write insurance based, in part, upon a ratio of premiums to surplus. As their surplus is reduced by the payment of dividends, continuing losses or both, our insurance subsidiaries’ ability to write insurance business could also be reduced. This could have a material adverse effect upon the business volume and profitability of our insurance subsidiaries.

Our shareholder rights plan may have anti-takeover effects which will make an acquisition of Ohio Casualty by another company more difficult.

We have adopted a shareholders’ rights plan. Under the shareholders’ rights plan, each outstanding common share has associated with it one-half of one common share purchase right. The rights become exercisable only if a person or group, without the prior approval of our directors, acquires 20% or more of our outstanding common shares or commences or publicly announces that it intends to commence a tender or exchange offer which, if completed, would result in a person or group owning 20% or more of our outstanding common shares. Under certain circumstances after the rights become exercisable, each right would entitle the holder (other than the 20% shareholder) to purchase common shares of Ohio Casualty having a value of twice the then exercise price of the rights. We may redeem the rights. The rights are intended to discourage a significant share acquisition, merger or tender offer involving our common shares which has not been approved in advance by our directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on a takeover attempt that a shareholder might consider to be in its best interest. Our articles and regulations and Ohio law also contain other anti-takeover provisions. See “Description of Capital Stock—Anti-Takeover Provisions.”

Our system for distributing insurance products is extremely competitive.

Unlike some of our competitors, we do not distribute our products through agents who sell products exclusively for one insurance company or sell directly to consumers. We distribute our products primarily through a network of independent agents. These agents may sell our competitors’ products and may stop selling our products altogether. Strong competition exists among insurers for agents with demonstrated ability. While we believe that the independent agent distribution system offers service and underwriting advantages, using this system requires us to compete with other insurers for agents, which we do primarily on the basis of our financial position, support services and compensation and product features. In addition, we face continued competition from our competitors’ products within our own distribution channels. Although we have undertaken several initiatives to strengthen our relationships with our independent agents and to make it easier and more attractive for them to sell our products, we cannot provide assurance that these initiatives will be successful. Sales of our insurance products and our results of operations could be materially adversely affected if we should be unsuccessful in attracting and retaining productive agents to sell our products.

Our insurance subsidiaries also compete with other companies that use exclusive agents or salaried employees to sell their insurance products. Because these companies generally pay lower commissions or do not pay any commissions, they may be able to obtain business at a lower cost than our insurance subsidiaries, which sell their products primarily through independent agents and brokers who typically represent more than one insurance company.

The ability to attract and retain talented employees, managers and executives is critical to our success.

Our ability to remain a competitive force in the marketplace depends, in part, on our ability to hire and train talented new employees to handle work associated with the increase in new inquiries, applications, policies and customers and to respond to the increase in claims that may also result. In addition, our ability to maintain appropriate staffing levels is affected by the rate of turnover of existing, more experienced employees. Our failure to meet these employment goals could result in our having to slow down growth in the business units or markets that are affected.

Our success also depends on our ability to attract and retain talented executives and other key managers. Our loss of certain key officers and employees or our failure to attract talented new executives and managers could have a material adverse effect on our business.

We further believe that our success depends upon our ability to maintain and improve our staffing models and employee culture that have been developed over the years. Our ability to do so may be impaired as a result of litigation that may be brought against us, new legislation at the state or federal level or other factors in the employment marketplace. In such events, the productivity of certain of our employees could be adversely affected, which could lead to a decrease in our operating performance and margins.

Risks Related to the Insurance Industry

Insurance companies are subject to extensive governmental regulation and the unpredictability of court decisions.

Our insurance subsidiaries are subject to extensive regulation and supervision in the jurisdictions in which they do business. Regulation is generally designed to protect the interests of policyholders, as opposed to shareholders and non-policyholder creditors. Examples of governmental regulation that has adversely affected the operations of our insurance subsidiaries include:

•	the adoption in several states of legislation and other regulatory action intended to reduce the premiums paid for automobile insurance by residents of those states; and

•	requirements that insurance companies:

•	pay assessments to support associations that fund state-sponsored insurance operations, or

•	involuntarily issue policies for high-risk automobile drivers.

Regulation that could adversely affect our insurance subsidiaries also includes statutory surplus and risk-based capital requirements. Maintaining appropriate levels of statutory surplus, as measured by statutory accounting practices and procedures, is considered important by state insurance regulatory authorities and the private agencies that rate insurers’ claims-paying abilities and financial strength. The failure of an insurance subsidiary to maintain levels of statutory surplus that are sufficient for the amount of insurance written by it could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by rating agencies.

Similarly, the National Association of Insurance Commissioners has adopted a system of assessing minimum capital adequacy that is applicable to our insurance subsidiaries. This system, known as risk-based capital, is used to identify companies that may merit further regulatory action by analyzing the adequacy of the insurer’s surplus in relation to statutory requirements.

Because state legislatures remain concerned about the availability and affordability of property and casualty insurance and the protection of policyholders, our insurance subsidiaries expect that they will continue to face efforts to regulate their operations. Any one of these efforts could adversely affect the operating results and financial condition of the insurance subsidiaries and their resulting ability to pay dividends to us.

The financial position of our insurance subsidiaries also may be affected by court decisions that expand insurance coverage beyond the intention of the insurer at the time it originally issued an insurance policy.

Adverse developments in the personal automobile and homeowners’ insurance industries may negatively affect our business.

Approximately 32.8% of our net written premiums for the year ended December 31, 2002 were generated from personal automobile and homeowners’ insurance policies. Adverse developments in the markets for personal automobile or homeowners’ insurance, or in the insurance industry in general, could cause our results of operations to suffer. Our industry is exposed to the risks of severe weather conditions, such as rainstorms, snowstorms, hail and ice storms, hurricanes, tornadoes, earthquakes and, to a lesser degree, explosions, terrorist attacks and riots. The automobile insurance business is also affected by cost trends that impact profitability. Factors which negatively affect cost trends include inflation in automobile repair costs, automobile parts costs, used car prices and medical care. Increased litigation of claims may also negatively affect loss costs.

New claim and coverage issues in the personal automobile insurance industry may negatively impact our revenues.

As automobile insurance industry practices and regulatory, judicial, and consumer conditions change, unexpected and unintended issues related to claims and coverage may emerge. The issues can have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the size of claims. Recent examples of emerging claims and coverage issues include:

•	the use of an applicant’s credit rating as a factor in making risk selection and pricing decisions;

•	the availability of coverages which pay different commission levels to agents depending upon premium level; and

a growing trend of plaintiffs targeting automobile insurers in purported class action litigation relating to claims-handling practices such as total loss evaluation methodology and the alleged diminution in value to insureds involved in accidents.

The effects of these and other unforeseen emerging claim and coverage issues could negatively impact our revenues or our methods of doing business.

The property and casualty insurance business is highly cyclical and intensely competitive.

Our insurance subsidiaries have experienced, and expect to experience in the future, prolonged periods of intense competition during which they are unable to increase prices sufficiently to cover costs. The inability of an insurance subsidiary to compete successfully in the insurance lines in which it participates could adversely affect its operating results and financial condition and its resulting ability to pay dividends to us.

Our insurance subsidiaries compete with domestic and foreign insurers, many of which have greater financial resources than our insurance subsidiaries. Competition involves many factors, including:

•	the perceived overall financial strength of the insurer;

•	levels of customer service to agents and policyholders, including the speed with which the insurer issues policies and pays claims;

•	terms, conditions and prices of products; and

•	experience in the business.

A number of new, proposed or potential legislative or industry developments could further increase competition in the property and casualty insurance industry. These developments include:

•	the enactment of the Gramm-Leach-Bliley Act of 1999, which could result in increased competition from new entrants to the market, including banks and other financial service companies;

•	the implementation of commercial lines deregulation in several states, which could increase competition from standard carriers for excess and surplus lines of business;

•	regulation of the use of credit scoring in the underwriting of insurance policies;

•	programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative market types of coverage; and

•	changing practices caused by the Internet, which have led to greater competition in the insurance business and, in some cases, greater expectations for customer service.

New competition from these developments could cause the supply or demand for insurance to change, which could adversely affect our results of operations and financial condition.

The personal automobile and homeowners’ insurance businesses are especially competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national writers and smaller regional companies. Some of our competitors have more capital and greater resources than we have, and may offer a broader range of products and lower prices than we offer. Some of our competitors that are direct writers, as opposed to agency writers as we are, may have certain competitive advantages, including increased name recognition, direct relationships with policyholders rather than with independent agents and, potentially, lower cost structures. All of these factors could potentially negatively impact our revenues.

DESCRIPTION OF DEBT SECURITIES

Senior Debt Indenture And Subordinated Debt Indenture

We may issue our debt securities, consisting of notes, debentures or other indebtedness, from time to time in one or more series. We will issue any senior debt securities pursuant to a senior indenture entered into between Ohio Casualty and Citibank, N.A., as trustee. We will issue any subordinated debt securities pursuant to a subordinated indenture entered into between Ohio Casualty and The Bank of New York, as trustee.

The senior debt indenture and the subordinated debt indenture are substantially identical except that (1) the subordinated debt indenture, unlike the senior debt indenture, provides for debt securities which are specifically made junior in right of payment to other specified indebtedness of Ohio Casualty and (2) the senior debt indenture, unlike the subordinated debt indenture, restricts the ability of Ohio Casualty to use the shares of its restricted subsidiaries to secure any of its indebtedness, unless it grants a similar security interest in these subsidiary shares to the holders of the debt securities issued pursuant to the senior debt indenture. Neither the senior debt indenture nor the subordinated debt indenture limit the aggregate principal amount of indebtedness that we may issue from time to time.

The senior debt indenture and the subordinated debt indenture are included as exhibits to the registration statement of which this prospectus forms a part. The following description provides a general summary of the material terms and conditions of each of these indentures and the debt securities issued pursuant to these indentures.

The following discussion is only a summary. The indentures may contain language which expands upon or limits the statements made in this prospectus. Accordingly, we strongly encourage you to refer to the indentures for a complete understanding of the terms and conditions applicable to the indentures and the debt securities.

Senior And Subordinated Debt Securities

The debt securities will be our unsecured senior or subordinated obligations. The term “senior” is generally used to describe debt obligations which entitle the holder to receive payment of principal and interest upon the happening of certain events prior to the holders of “subordinated” debt. Events which can trigger the right of holders of senior indebtedness to receive payment of principal and interest prior to payments to the holders of subordinated indebtedness include insolvency, bankruptcy, liquidation, dissolution, receivership, reorganization or an event of default under the senior indebtedness.

We may issue the senior debt securities, pursuant to the senior debt indenture, in one or more series. All series of senior debt securities issued under the senior debt indenture will be equal in ranking. The senior debt securities also will rank equally with all our other unsecured indebtedness, other than unsecured indebtedness expressly designated by the holders thereof to be subordinate to our senior debt securities.

The senior indebtedness issued pursuant to the senior debt indenture will rank junior and be subordinate to any of our secured indebtedness. In the event of a bankruptcy or other liquidation event involving a distribution of assets to satisfy our outstanding indebtedness or an event of default under a loan agreement relating to the secured indebtedness, the holders of our secured indebtedness would be entitled to receive payment of principal and interest prior to payments on the senior indebtedness issued under the senior debt indenture.

Additionally, the senior indebtedness issued pursuant to the senior debt indenture will rank junior and be subordinate to any indebtedness of our subsidiaries. In the event of a bankruptcy, receivership, state-ordered rehabilitation, liquidation or similar event involving a subsidiary, the assets of that subsidiary would be used to satisfy claims of policyholders and creditors of the subsidiary rather than our creditors. As a result of the application of the subsidiary’s assets to satisfy claims of policyholders and creditors, the value of the stock of the subsidiary would be diminished and perhaps rendered worthless. Any such diminution in the value of the shares of our subsidiaries would adversely impact our financial condition and possibly impair our ability to meet our obligations on the debt securities. In addition, any liquidation of the assets of an Ohio Casualty subsidiary to satisfy claims of the subsidiary’s policyholders and creditors might make it impossible for such subsidiary to pay dividends to us. This inability to pay dividends would further impair our ability to satisfy our obligations under the debt securities.

The debt securities issued under the subordinated debt indenture will be subordinate in right of payment in respect of principal, any premium and interest owing under the subordinated debt securities to all our senior indebtedness of Ohio Casualty in the manner described below under the caption “Subordination under the Subordinated Debt Indenture.”

Prospectus Supplements

We will provide a prospectus supplement to accompany this prospectus for each series of debt securities we offer. In the prospectus supplement, we will describe the following terms and conditions of the series of debt securities which we are offering, to the extent applicable:

•	whether the securities are senior or subordinated, the specific designation of the series of debt securities being offered, the aggregate principal amount of debt securities of such series, the purchase price for the debt securities and the denominations of the debt securities;

•	the currency or currencies in which the debt securities will be denominated and in which principal, any premium and any interest will or may be payable or a description of any units based on or relating to a currency or currencies in which the debt securities will be denominated;

•	the date or dates upon which the debt securities are payable;

•	the interest rate or rates applicable to the debt securities or the method for determining such rate or rates, whether the rate or rates are fixed or variable and the dates on which interest will be payable;

•	the place or places where the principal of, any premium and any interest on the debt securities will be payable;

•	any mandatory or optional redemption, repayment or sinking fund provisions applicable to the debt securities. A redemption or repayment provision could either obligate or permit us to buy back the debt securities on terms that we designate in the prospectus supplement. A sinking fund provision could either obligate or permit us to set aside a certain amount of assets for payments upon the debt securities, including payment upon maturity of the debt securities or payment upon redemption of the debt securities;

•	whether the debt securities will be issued in registered form, in bearer form or in both registered and bearer form. In general, ownership of registered debt securities is evidenced by the records of the issuing entity. Accordingly, a holder of registered debt securities may transfer the securities only on the records of the issuer. By contrast, ownership of bearer debt securities generally is evidenced by physical possession of the securities. Accordingly, the holder of a bearer debt security can transfer ownership merely by transferring possession of the security;

•	any restrictions or special procedures applicable to (1) the place of payment of the principal, any premium and any interest on bearer debt securities, (2) the exchange of bearer debt securities for registered debt securities or (3) the sale and delivery of bearer debt securities. A holder of debt securities will not be able to exchange registered debt securities into bearer debt securities except in limited circumstances;

•	whether we are issuing the debt securities in whole or in part in global form. If debt securities are issued in global form, the prospectus supplement will disclose the identity of the depositary for such debt securities and any terms and conditions applicable to the exchange of debt securities in whole or in part for other definitive securities. Debt securities in global form are discussed in greater detail below under the heading “Global Debt Securities;”

•	any United States federal income tax consequences applicable to the debt securities, including any debt securities denominated and made payable, as described in the prospectus supplements, in foreign currencies, or units based on or related to foreign currencies;

•	any proposed listing of the debt securities on a securities exchange;

•	any right we may have to satisfy and discharge our obligations under the debt securities, or terminate or eliminate restrictive covenants or events of default in the indentures, by depositing money or U.S. government obligations with the trustee of the indentures;

•	the names of any trustee, depositary, authenticating or paying agent, transfer agent, registrar or other agent with respect to the debt securities;

•	any right we may have to defer payments of interest on the debt securities; and

•	any other specific terms of the debt securities, including any modifications to the events of default under the debt securities and any other terms which may be required by or advisable under applicable laws or regulations.

Holders of the debt securities may present their securities for exchange and may present registered debt securities for transfer in the manner described in the applicable prospectus supplement. Except as limited by the applicable indenture, we will provide these services without charge, other than any tax or other governmental charge payable in connection with the exchange or transfer.

Debt securities may bear interest at a fixed rate or a floating rate as specified in the prospectus supplement. In addition, if specified in the prospectus supplement, we may sell debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate, at a discount below their stated principal amount. We will describe in the applicable prospectus supplement any special United States federal income tax considerations applicable to these discounted debt securities. These securities generally will be treated as having been issued at a discount for United States federal income tax purposes.

We may issue debt securities with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such debt securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of applicable currency, commodity, equity index or other factors. We will set forth information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on that date is linked and certain additional tax considerations in the applicable prospectus supplement.

Global Debt Securities

We may issue registered debt securities in global form. This means that one “global” debt security would be issued to represent a number of registered debt securities. The denomination of the global debt security would equal the aggregate principal amount of all registered debt securities represented by that global debt security.

We will deposit any registered debt securities issued in global form with a depositary, or with a nominee of the depositary, that we will name in the applicable prospectus supplement. Any person holding an interest in the global debt security through the depositary will be considered the “beneficial” owner of that interest. A “beneficial” owner of a security is able to enjoy rights associated with ownership of the security, even though the beneficial owner is not recognized as the legal owner of the security. The interest of the beneficial owner in the security is considered the “beneficial interest.” We will register the debt securities in the name of the depositary or the nominee of the depositary, as appropriate.

The depositary or its nominee may only transfer a global debt security in its entirety and only in the following circumstances:

•	by the depositary for the registered global security to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or to another nominee of the depositary; or

•	by the depositary or the nominee of the depositary to a successor of the depositary or to a nominee of the successor.

These restrictions on transfer would not apply to a global debt security after the depositary or its nominee, as applicable, exchanged the global debt security for registered debt securities issued in definitive form.

We will describe the specific terms of the depositary arrangement with respect to any series of debt securities represented by a registered global security in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements for debt securities represented by a registered global security.

Ownership of beneficial interests in a registered global security will be limited to (1) participants that have accounts with the depositary for the registered global security and (2) persons that may hold interests through those participants. Upon the issuance of a registered global security, the depositary will credit each participant’s account on the depositary’s book-entry registration and transfer system with the principal amount of debt securities represented by the registered global security beneficially owned by that participant. Initially, the dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts that the depositary should credit.

Ownership of beneficial interests in the registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary for the registered global security, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that purchasers of securities regulated by the laws of those states take physical delivery of the securities in definitive form. Those laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.

As long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, that depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the applicable indenture. Owners of beneficial interests in a registered global security generally will not:

•	be entitled to have the debt securities represented by the registered global security registered in their own names;

•	will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

•	will not be considered the owners or holders of the debt securities under the applicable indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if that person owns through a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the applicable indenture.

We understand that under existing industry practices, if we request any action of holders of debt securities or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder of debt securities is entitled to give or take under the applicable indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal, any premium and any interest on a registered global security to the depositary or its nominee. None of Ohio Casualty, the indenture trustee or any other agent of Ohio Casualty or agent of the indenture trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any registered global security, upon receipt of any payment of principal, premium or interest in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary.

We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security owned through the participants.

We will issue our debt securities in definitive form in exchange for a registered global security, if the depositary for such registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and if a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed within 90 days. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by a registered global security and, in such event, will issue debt securities of the series in definitive form in exchange for the registered global security.

We will register any debt securities issued in definitive form in exchange for a registered global security in such name or names as the depositary shall instruct the indenture trustee. We expect that the depositary will base these instructions upon directions received by the depositary from participants with beneficial interests in the registered global security.

We also may issue bearer debt securities of a series in global form. We will deposit these global bearer securities with a common depositary or with a nominee for the depositary identified in the prospectus supplement relating to the series. We will describe the specific terms and procedures of the depositary arrangement for the bearer debt securities in the prospectus supplement relating to the series. We also will describe in the applicable prospectus supplement any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security.

Covenants Applicable To The Debt Securities

Limitations on Liens. Under section 3.9 of the senior debt indenture, neither we nor any of our restricted subsidiaries may use any voting stock of a restricted subsidiary as security for any of our debts or other obligations unless any debt securities issued under the senior debt indenture are secured to the same extent as that debt or other obligation. This restriction does not apply to liens existing at the time a corporation becomes our restricted subsidiary or any renewal or extension of the existing lien and does not apply to shares of subsidiaries that are not “restricted subsidiaries”.

To qualify as our “subsidiary,” as defined in section 1.1 of the indentures, we must control, either directly or indirectly, more than 50% of the outstanding shares of voting stock of the corporation. Section 1.1 of the indentures defines voting stock as any class or classes of stock having general voting power under ordinary circumstances to elect a majority of the board of directors of the corporation in question, except that, stock which carries only the right to vote conditionally on the happening of an event is not considered voting stock.

As defined in section 1.1 of the indentures, our “restricted subsidiaries” include (1) The Ohio Casualty Insurance Company and West American Insurance Company, so long as they remain our subsidiaries; (2) any other present or future insurance company subsidiary of Ohio Casualty, the consolidated total assets of which constitute at least 20% of our total consolidated assets; and (3) any successor to any such subsidiary.

Consolidation, Merger and Sale of Assets. Section 9.1 of both the senior and subordinated debt indentures provides that we will not (1) consolidate with or merge into a third party, (2) sell, other than for cash, or lease all or substantially all of our assets to any third party or (3) purchase all or substantially all of the assets of any third party; unless

•	we are the continuing entity in the transaction or, if not, unless the successor entity expressly assumes our obligations on the securities and under the indentures; and

•	following the completion of the transaction, we or the successor entity in the transaction would be in compliance with the covenants and conditions contained in the indentures.

In the context of a merger or consolidation or sale, lease or purchase of assets, the successor entity is the entity that assumes or otherwise becomes obligated for the rights and obligations of the other party or parties to the transaction.

The limitations on the transactions described above do not apply to a recapitalization, change of control, or highly leveraged transaction unless the transaction involves a consolidation; our merger into a third party; a sale, other than for cash, or lease to a third party of all or substantially all of our assets; or a purchase by us of all or substantially all of the assets of a third party. In addition, the indentures do not include any provisions that would increase interest, provide an option to dispose of securities at a fixed price, or otherwise protect debt security holders in the event of any recapitalization, change of control, or highly leveraged transaction.

Restrictions on Dispositions. Section 9.3 of both the senior and subordinated debt indentures provides that neither we nor any of our restricted subsidiaries may issue, sell, assign, transfer or otherwise dispose of any of the voting stock of a restricted subsidiary so long as any of the debt securities remain outstanding. However, exceptions to this restriction include situations where:

•	the action must be taken to comply with the order of a court or regulatory authority, unless the order was requested by us or one of our restricted subsidiaries;

•	the shares involved are “directors’ qualifying shares,” or shares purchased by directors for the purpose of meeting the eligibility requirements for directors;

•	we dispose of all of the voting stock of a restricted subsidiary owned by us or by a restricted subsidiary for cash or other property having a fair market value that is at least equal to the fair market value of the disposed stock, as determined in good faith by our board of directors; or

•	after completion of a sale or other disposition of the stock of a restricted subsidiary, we and our restricted subsidiaries would own 80% or more of the voting stock of the restricted subsidiary and the consideration received for the disposed stock is at least equal to the fair market value of the disposed stock.

The indentures do not restrict the transfer of assets from a restricted subsidiary to any other person, including us or another of our subsidiaries.

Events Of Default

With respect to any series of debt securities issued under either the senior or subordinated debt indentures, section 5.1 of the indentures defines an event of default as including:

•	a default in payment of principal or any premium when due;

•	a default for 30 days in payment of any interest;

•	a default in payment of any sinking fund installment when due;

•	a failure to observe or perform any other covenant or agreement in the debt securities or indenture, other than a covenant or agreement included solely for the benefit of a different series of debt securities, after 60 days written notice of the failure;

•	events of bankruptcy, insolvency or reorganization; or

•	a continuing default, for more than 10 days after notice of the default, under any other indenture, mortgage, bond, debenture, note or other instrument, under which we or our restricted subsidiaries may incur recourse indebtedness for borrowed money in an aggregate principal amount exceeding $10,000,000, if the default would result in the acceleration of that indebtedness.

Section 5.1 of both the senior and subordinated debt indentures provides that, under limited conditions specified in the indentures, where an event of default occurs and is continuing, either the indenture trustee or the holders of not less than 25% in principal amount of each affected series of debt securities issued under the relevant indenture, treated as one class, may declare the principal and accrued interest of all the affected debt securities to be due and payable immediately. A similar right exists for the indenture trustee and the holders of not less than 25% of all outstanding debt securities issued under an indenture, in the event of a default in the performance of any covenants or agreements applicable to all outstanding debt securities.

Upon conditions specified in the indentures, however, the holders of a majority in principal amount of the affected outstanding series of debt securities, or of all the debt securities as the case may be, may waive past defaults under the indentures. Such an annulment may not occur where there is a continuing default in payment of principal, any premium or interest on the affected debt securities.

Section 6.2 of both the senior and subordinated debt indentures entitles the trustee to obtain assurances of indemnity or security reasonably satisfactory to it by the debt security holders for any actions taken by the trustee at the request of the security holders. The right of the indenture trustee to indemnity or security is subject to the indenture trustee carrying out its duties with a level of care or standard of care that is generally acceptable and reasonable under the circumstances. An indemnity or indemnification is an undertaking by one party to reimburse another upon the occurrence of an anticipated loss.

Subject to the right of the indenture trustee to indemnification as described above and except as otherwise described in the indentures, section 5.9 of the indentures provides that the holders of a majority of the aggregate principal amount of the affected outstanding debt securities of each series, treated as one class, may direct the time, method and place of any proceeding to exercise any right or power conferred in the indentures or for any remedy available to the trustee.

Section 5.6 of the senior and subordinated debt indentures provides that no holders of debt securities may institute any action against us, except for actions for payment of overdue principal, any premium or interest, unless

•	such holder previously gave written notice of the continuing default to the trustee;

•	the holders of at least 25% in principal amount of the outstanding debt securities of each affected series, treated as one class, asked the trustee to institute the action and offered indemnity to the trustee for doing so;

•	the trustee did not institute the action within 60 days of the request; and

•	the holders of a majority in principal amount of the outstanding debt securities of each affected series, treated as one class, did not direct the trustee to refrain from instituting the action.

Under section 3.4 of each indenture, we will file annually with the trustee a certificate either stating that no default exists or specifying any default that does exist.

Discharge, Defeasance And Covenant Defeasance

If indicated in the applicable prospectus supplement, we can discharge and defease our obligations under the applicable indenture and debt securities as set forth below and as provided in Article X of the senior and subordinated debt indentures. For purposes of the indentures, obligations with respect to debt securities are discharged and defeased when, through the fulfillment of the conditions summarized below, we are released and discharged from performing any further obligations under the relevant indenture with respect to the debt securities. Covenant defeasance occurs when we are released from performing any further obligations under specific covenants in the indenture relating to the debt securities.

If provided for in the prospectus supplement, we may elect to defease and be discharged from any and all future obligations with respect to debt securities of a particular series or debt securities within a particular series (1) if the debt securities have not previously been delivered to the trustee for cancellation and (2) have either become due and payable or are by their terms due and payable, or scheduled for redemption within one year. We may make such discharge and defeasance election by irrevocably depositing cash or U.S. government obligations with the trustee in an amount certified to be sufficient to pay in full the principal, any premium and interest on the relevant debt securities when due.

If provided for in the prospectus supplement, we may elect to defease and be discharged from our specific obligations under the covenants contained in section 9.1 and section 3.5 of the indentures with respect to any debt securities of or within a series and, if specified in the prospectus supplement, our obligations under any other covenant contained in the indentures. We may make this covenant discharge and defeasance election by irrevocably depositing cash or U.S. Government obligations with the trustee in an amount certified to be sufficient to pay in full the principal, any premium and interest on the relevant debt securities when due. Section 9.1 of the indentures prohibits us from consolidating with or merging into a third party or selling, other than for cash, or leasing all or substantially all of our assets to a third party unless the conditions described above under the caption “Covenants Applicable to the Debt Securities—Consolidation, Merger and Sale of Assets” are satisfied. Section 3.5 of the indentures requires us to preserve and keep in full force and effect our existence and our charter and statutory rights and those of our subsidiaries, unless our board of directors determines that the loss of these rights would not be materially disadvantageous to the holders of debt securities or unless the transaction resulting in the loss of such rights would otherwise be permitted under section 9.1 of the indentures or any other section of Article IX of the indentures.

As a condition to any discharge and defeasance or covenant discharge and defeasance, we must provide the trustee an opinion of counsel to the effect that the holders of the affected debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the discharge and defeasance and will be taxed by the federal government on the same amounts, in the same manner, and at the same times as if such discharge and defeasance had not occurred. This opinion of counsel, in the case of discharge and defeasance of any and all obligations with respect to any debt securities, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the relevant indenture.

We may exercise our discharge and defeasance option notwithstanding any prior covenant discharge and defeasance upon the affected debt securities. If we exercise our discharge and defeasance option, payment of the affected debt securities may not be accelerated because of an event of default. If we exercise our covenant discharge and defeasance option, payment of the affected debt securities may not be accelerated by reason of a default or an event of default with respect to the covenants which have been discharged and defeased. If, however, acceleration of the indebtedness under the debt securities occurs by reason of another event of default, the value of the money and government obligations in the defeasance trust on the date of acceleration could be less than the principal and interest then due on the affected securities because the required defeasance deposit is based upon scheduled cash flow rather than market value which will vary depending upon interest rates and other factors.

Modification Of The Indentures

Section 8.1 of both the senior and subordinated debt indentures provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

•	secure any debt securities;

•	evidence a successor corporation’s assumption of our obligations under the indentures and the debt securities;

•	add covenants that protect holders of debt securities;

•	cure any ambiguity or inconsistency in the indenture, provided that such correction does not adversely affect the holders of the affected debt securities;

•	establish forms or terms for debt securities of any series; and

•	evidence a successor trustee’s acceptance of appointment.

Section 8.2 of the senior and subordinated debt indentures also permits us and the trustee, with the consent of the holders of at least a majority in aggregate principal amount of outstanding affected debt securities of all series issued under the relevant indenture, voting as one class, to change, in any manner, the relevant indenture and the rights of the holders of debt securities issued under that indenture. However, the consent of each holder of an affected debt security is required for changes that:

•	extend the stated maturity of, or reduce the principal of any debt security;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable upon redemption;

•	change the currency in which the principal, any premium or interest is payable;

•	reduce the amount of any original issue discount debt security that is payable upon acceleration or provable in bankruptcy;

•	alter specified provisions of the relevant indenture relating to issued debt securities not denominated in U.S. dollars;

•	impair the right to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of the outstanding debt securities of any series required to approve changes to the indenture.

The subordinated debt indenture may not be amended to alter the subordination of any outstanding subordinated debt securities without the consent of each holder of then outstanding senior indebtedness that would be adversely affected by the amendment.

Subordination Under The Subordinated Debt Indenture

Article XIII of the subordinated debt indenture provides that payment of the principal, any premium and interest on debt securities issued under the subordinated debt indenture will be subordinate and junior in right of payment, to the extent and in the manner set forth in that indenture, to all our senior indebtedness. Section 1.1 of the subordinated debt indenture defines senior indebtedness as the principal, any premium and interest on all our indebtedness, whether incurred prior to or after the date of the indenture:

•	for money borrowed by us;

•	for obligations of others that we directly or indirectly either assume or guarantee;

•	in respect of letters of credit and acceptances issued or made by banks in favor of us; or

•	issued or assumed as all or part of the consideration for the acquisition of property, however acquired, or indebtedness secured by property included in our property, plant and equipment accounts at the time of acquisition, if we are directly liable for the payment of such debt.

Senior indebtedness also includes all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to the indebtedness listed above.

Senior indebtedness does not include:

•	any of our indebtedness which, by its terms or the terms of the instrument creating or evidencing it, has a subordinate or equivalent right to payment with the subordinated debt securities; or

•	any of our indebtedness to one of our subsidiaries.

The subordinated debt indenture does not limit the amount of senior indebtedness that we can incur.

The holders of all senior indebtedness will be entitled to receive payment of the full amount due on that indebtedness before the holders of any subordinated debt securities or coupons relating to those subordinated debt securities receive any payment on account of such subordinated debt securities or coupons, in the event:

•	of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceedings in respect of us or our property; or

•	that debt securities of any series are declared due and payable before their expressed maturity because of an event of default other than an insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding in respect of us or our property.

We may not make any payment of the principal or interest on the subordinated debt securities or coupons during a continued default in payment of any senior indebtedness or if any event of default exists under the terms of any senior indebtedness.

Conversion Rights

If applicable, the terms of debt securities of any series that are convertible into or exchangeable for our common shares or our other securities will be described in an applicable prospectus supplement. These terms will describe whether conversion or exchange is mandatory, at the option of the holder, or at our option. These terms may include provisions pursuant to which the number of shares of our common shares or our other securities to be received by the holders of debt securities would be subject to adjustment.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable, in which case the Trust Indenture Act will govern.

The Indenture Trustees

Citibank, N.A., the senior indenture trustee, is a participant in our $80 million credit agreement. As of April 14, 2002, no loans have been made under this agreement. We have also contracted with Citibank to provide us with credit card merchant services, which are expected to begin during April 2003. In early 2003, we began using Citibank’s Citi Institutional Liquid Reserve Fund for short-term investments.

The Bank of New York Western Trust Company, a subsidiary of The Bank of New York, the subordinated indenture trustee, is the trustee for bonds on deposit required by the State of Arizona. The State of Arizona chose the trustee and we normally pay less than $1,000 per year in fees for this service.

DESCRIPTION OF CAPITAL STOCK

Common Shares

The following description of the material attributes of our common shares, par value $0.125 per share, is subject to and qualified in its entirety by reference to detailed provisions of our amended articles of incorporation, as amended, and our code of regulations, as amended.

General

Our articles currently authorize the issuance of 150,000,000 common shares. As of March 31, 2003, we had 60,758,967 common shares issued and outstanding, all of which are fully paid and nonassessable. Our common shares are traded on NASDAQ under the symbol “OCAS”.

Voting Rights

Subject to contrary provisions of law or our articles, each common share is equal to every other common share and entitles its holder to one vote on all matters properly presented to the shareholders for their vote. Our regulations provide for the election of directors by a plurality vote of the shareholders. Shareholders do not have cumulative voting rights in the election of directors. All other actions, other than the removal of directors, submitted to the shareholders may be taken by the vote, consent, waiver or release of the holders of a majority of our voting shares, except as otherwise expressly provided by law and except as set forth in our articles for certain actions which have not received the prior approval of two-thirds of our directors and in the case of certain business combinations. The supermajority and business combination provisions are described below under the heading “—Anti Takeover Provisions.” Subject to contrary provisions of law or our articles, the common shares are voted together with the preferred shares as a single class.

Dividends

Subject to any rights to receive dividends or distributions of the holders of preferred shares, holders of common shares are entitled to receive cash dividends pro rata on a per share basis if and when such dividends are declared by our board of directors from funds legally available for such dividends. We are dependent on dividend payments from our insurance subsidiaries in order to meet operating expenses and to pay dividends. State insurance laws impose various restrictions on the payment of dividends by insurance companies and require prior approval by the state insurance department if the dividend exceeds certain specified amounts.

Restrictions on Transfer

Neither our articles nor our regulations contain any restrictions on transfer of the common shares.

Preemption, Redemption, Conversion, Repurchase and Sinking Fund Provisions

Holders of common shares do not have any preemptive rights to subscribe for or purchase any additional securities issued by us, except such rights as the board of directors may determine. No redemption, conversion, repurchase or sinking fund provisions are associated with our common shares.

Liquidation

In the event of liquidation, holders of common shares will share with each other, on a ratable basis as a single class, in our net assets available for distribution after payment of liabilities and the liquidation of any preferred shares then outstanding.

Anti-Takeover Provisions

Articles and Regulations

Our articles and regulations contain provisions that may have anti-takeover effects.

The articles provide:

•	for the elimination of cumulative voting in the election of directors;

•	that the directors may fix the designations, preferences and other terms of the preferred shares;

•	that business combinations involving Ohio Casualty and a person who beneficially owns 20% or more of the voting power of Ohio Casualty, or anyone affiliated or associated with a 20% or more shareholder, must be approved by the holders of the greater of:

•	80% of the outstanding common shares, or

•	the percentage obtained by dividing (i) the sum of (a) the number of outstanding common shares owned by such 20% or more shareholder (or such affiliate or associate of a 20% or more shareholder) plus (b) two-thirds of the number of outstanding common shares held by the other shareholders, by (ii) the total number of outstanding common shares held by all shareholders, unless the business combination satisfies specified conditions relating to the fairness of the consideration to be received by the shareholders and the business combination receives shareholder approval;

•	that the holders of 80% of the voting power must approve any of the following, unless the matter has been previously approved by two-thirds of the directors:

•	an amendment to our articles or regulations or the adoption of new articles or regulations;

•	mergers, consolidations, combinations and majority share acquisitions;

•	issuances of shares requiring shareholder approval;

•	dispositions of all or substantially all of our assets;

•	voluntary dissolution; and

•	a proposal to fix or change the number of directors.

In addition, our regulations provide for:

•	the classification of the board of directors into three classes so that each director serves for three years, with one class being elected each year;

•	the approval of the holders of at least 80% of the voting power to remove directors;

•	special advance notice requirements to nominate directors; and

•	the approval of the holders of at least 50% of the voting power to call a special meeting of shareholders.

Amended and Restated Rights Agreement

We have adopted a shareholders’ rights plan under which one-half of a common purchase right is currently associated with each outstanding common share. The rights become exercisable only if a person or group, without the prior approval of our directors, acquires 20% or more of our outstanding common shares or commences or publicly announces that it intends to commence a tender or exchange offer which, if completed, would result in a person or group owning 20% or more of our outstanding common shares. Under certain circumstances after the rights become exercisable, each right would entitle the holder (other than the 20% shareholder) to purchase common shares of Ohio Casualty having a value of twice the then exercise price of the rights. We may redeem the rights for a nominal price.

Ohio’s Anti-Takeover Laws

As an Ohio corporation, we are subject to the provisions of Section 1701.831 of the Ohio Revised Code, known as the “Ohio Control Share Acquisition Statute.” The Ohio Control Share Acquisition Statute provides that notice and information filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquiror to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of the voting power;

•	one-third or more but less than a majority of the voting power;

•	a majority or more of the voting power.

The Ohio Control Share Acquisition Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Ohio Control Share Acquisition Statute.

We are also subject to Chapter 1704 of the Ohio Revised Code, known as the “Merger Moratorium Statute.” If a person becomes the beneficial owner of 10% or more of an issuer’s shares without the prior approval of its board of directors, the Merger Moratorium Statute prohibits the following types of transactions for at least three years if they involve both the issuer and either the acquirer or anyone affiliated or associated with the acquirer:

•	the sale or acquisition of an interest in assets owned or controlled by the issuer or the acquirer meeting thresholds specified in the statute;

•	mergers and similar transactions;

•	a voluntary dissolution;

•	the issuance or transfer of shares or any rights to acquire shares of the issuer having a fair market value at least equal to 5% of the aggregate fair market value of the issuer’s outstanding shares;

•	a transaction that increases the acquirer’s proportionate ownership of the issuer; and

•	the provision of any other benefit to the acquirer that is not shared proportionately by all shareholders.

The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the transaction is approved by the holders of at least two-thirds of the voting power of the issuer or satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders. The Merger Moratorium Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Merger Moratorium Statute.

Transactions subject to the Merger Moratorium Statute also may be subject to Ohio’s insurance laws and regulations, which subject transactions between affiliates in an insurance holding company system to review and prior approval by the Superintendent of Insurance. For purposes of the insurance laws, affiliates include persons owning or controlling more than 10% of the voting securities of a company within the insurance holding company system. Regulated transactions between insurers and their affiliates include sales, purchases, exchanges of assets, loans, extensions of credit, guarantees and certain investments.

In addition, we are subject to state statutes and regulations that govern the acquisition of control of insurance holding companies that own or control insurance companies domiciled in such states. Under these provisions, an offeror must receive prior approval by the Superintendent of Insurance for any transaction, whether it be a tender offer, a request for tender offers, an agreement to exchange securities, the acquisition of stock on the open market, a merger, or any other transaction, that results in the offeror acquiring 10% or more of our voting securities.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is EquiServe Trust Company, N.A. Its address is P.O. Box 43069, Providence, Rhode Island 02940-3069 and its telephone number at this location is 800-317-4445.

Preferred Shares

The following is a description of certain general terms and provisions of the preferred shares. The particular terms of any series of preferred shares will be described in the applicable prospectus supplement. If so indicated in a prospectus supplement, the terms of any such series may differ from the terms set forth below.

The summary of the terms of our preferred shares contained in this prospectus does not purport to be complete and is subject to, and qualified in entirety by, the provisions of our articles of incorporation relating to each series of preferred shares.

General

Our common shares are subject to the express terms of our preferred shares, without par value, and any series of the preferred shares. Our articles currently authorize us to issue 2,000,000 preferred shares, none of which are issued or outstanding. Subject to the provisions of our articles, the preferred shares may be issued, from time to time, in one or more series, with such designations, preferences and other rights and qualifications as may be contained in the resolutions of our board of directors providing for their issuance. Each preferred share is entitled to one vote per share. The board of directors cannot alter the voting rights of the preferred shares without shareholder approval.

The applicable prospectus supplement will set forth the number of shares, particular designation, relative rights and preferences and the limitations of any series of preferred shares in respect of which this prospectus is delivered. The particular terms of any such series may include the following:

•	the maximum number of shares to constitute the series and the designation thereof;

•	the annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, whether dividends will be cumulative and whether such dividends shall be paid in cash, common shares or otherwise;

•	whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

•	the liquidation preference, if any, applicable to shares of the series;

•	whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

•	the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock of the company or any series of any other class or classes, or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

•	the voting rights of the shares of the series;

•	the currency or units based on or relating to currencies in which such series is denominated and/or in which payments will or may be payable;

•	the methods by which amounts payable in respect of such series may be calculated and any commodities, currencies or indices, or price, rate or value, relevant to such calculation; and

•	any other preferences and relative, participating, optional or other rights or qualifications, limitations or restrictions thereof.

Any material United States federal income tax consequences and other special considerations with respect to any offered preferred shares will be described in the prospectus supplement relating to the offering and sale of such shares.

Depositary Shares

The following summarizes briefly the material provisions of the deposit agreement and the depositary shares and depositary receipts. You should read the particular terms of any depositary shares and any depositary receipts that are offered by us, and any deposit agreement relating to a particular series of preferred shares, which will be described in more detail in an applicable prospectus supplement. A copy of the form of deposit agreement, including the form of depositary receipt, is filed as an exhibit to the registration statement of which this prospectus is a part.

General

We may, at our option, elect to offer fractional shares of preferred shares, rather than full preferred shares. In the event we exercise this option, we will issue receipts for depositary shares, each of which will represent a fraction, to be described in an applicable prospectus supplement, of a share of a particular series of preferred shares as described below.

The shares of each series of preferred shares represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us and having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled to all of the rights and preferences of the preferred shares in proportion to the applicable fraction of preferred shares represented by the depositary share, including dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional preferred shares in accordance with the terms of the offering.

Pending the preparation of definitive depositary receipts, the depositary may, upon our written order or the written order of any holder of deposited preferred shares, execute and deliver temporary depositary receipts that are substantially identical to, and that entitle the holders to all the rights pertaining to, the definitive depositary receipts. Depositary receipts will be prepared thereafter without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts at our expense.

Dividends and Other Distributions

The depositary will distribute all cash dividends and other cash distributions received in respect of the deposited preferred shares to the record holders of depositary shares relating to the preferred shares, in proportion to the numbers of the depositary shares owned by such holders.

In the event of a non-cash distribution, the depositary will distribute property it receives to the appropriate record holders of depositary shares. If the depositary determines that it is not feasible to make a distribution, it may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

Redemption of Shares

If a series of preferred shares represented by depositary shares is to be redeemed, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of each series of preferred shares held by the depositary. The depositary shares will be redeemed by the depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the preferred shares so redeemed. Whenever we redeem preferred shares held by the depositary, the depositary will redeem, as of the same date, the number of depositary shares representing preferred shares redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the depositary by lot or pro rata or by any other equitable method as may be determined by the depositary.

Withdrawal of Shares

Any holder of depositary shares may, upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption, receive the number of whole shares of the related series of preferred shares and any money or other property represented by the depositary receipts. Holders of depositary shares making withdrawals will be entitled to receive whole shares of preferred shares on the basis described in an applicable prospectus supplement for such series of preferred shares, but holders of whole preferred shares will not thereafter be entitled to deposit the preferred shares under the deposit agreement or to receive depositary receipts therefor. If the depositary shares surrendered by the holder in connection with a withdrawal exceed the number of depositary shares that represent the number of whole preferred shares to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Voting Deposited Preferred Shares

Upon receipt of notice of any meeting at which the holders of any series of deposited preferred shares are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to such series of preferred shares. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the relevant series of preferred shares, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred shares represented by the holder’s depositary shares.

The depositary will attempt, insofar as practicable, to vote the amount of such series of preferred shares represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable actions that may be deemed necessary by the depositary to enable the depositary to do so. The depositary will refrain from voting the preferred shares to the extent it does not receive specific instructions from the holder of depositary shares representing the preferred shares.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of the depositary shares representing preferred shares of any series will not be effective unless the amendment has been approved by the holders of at least the amount of the depositary shares then outstanding representing the minimum amount of preferred shares of such series necessary to approve any amendment that would materially and adversely affect the rights of the holders of the preferred shares of such series. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, or any transferee of the holder, will be deemed, by continuing to hold the depositary receipt, or by reason of the acquisition thereof, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby. The deposit agreement automatically terminates if:

•	all outstanding depositary shares have been redeemed;

•	each preferred share has been converted into other preferred shares or common shares or has been exchanged for debt securities; or

•	a final distribution in respect of the preferred shares has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of Ohio Casualty.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay all charges of the depositary in connection with the initial deposit of the relevant series of preferred shares and any redemption of the preferred shares. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and other charges or expenses as are expressly provided in the deposit agreement.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The depositary will forward all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the deposited preferred shares.

Neither we nor the depositary will be liable if we are or it is prevented or delayed by law or any circumstances beyond our or its control in performing any obligations under the deposit agreement. Our and their obligations under the deposit agreement will be limited to performance in good faith of our and their duties under the deposit agreement and neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or preferred shares unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Shareholders’ Rights Plan

In February 1998, our board of directors adopted an amended and restated shareholders’ rights agreement. The shareholders’ rights agreement is designed to deter coercive or unfair takeover tactics and to prevent persons from gaining control of Ohio Casualty without offering a fair price to all shareholders.

Under the terms of the shareholders’ rights agreement, each outstanding common share is associated with one-half of one common share purchase right, expiring in 2009. Each whole right, when exercisable, entitles the registered holder to purchase one of our common shares at a purchase price of $125.

The rights become exercisable for a 60 day period commencing eleven business days after a public announcement that a person or group has acquired shares representing 20% or more of the outstanding common shares, without the prior approval of our board of directors; or eleven business days following commencement of a tender or exchange of 20% or more of such outstanding shares of common shares. If after the rights become exercisable, we are involved in a merger, other business combination, or 50% or more of our assets or earning power is sold, the rights will then entitle the rightholders, upon exercise of the rights, to receive common shares of the acquiring company with a market value equal to twice the exercise price of each right. We can redeem the rights for $0.01 per right at any time prior to their becoming exercisable.

DESCRIPTION OF WARRANTS

We may issue warrants, including warrants to purchase debt securities, as well as warrants to purchase other types of securities. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants are to be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. You should read the particular terms of the warrants, which will be described in more detail in the applicable prospectus supplement. The applicable prospectus supplement will also state whether any of the general provisions summarized below do not apply to the warrants being offered.

Debt Warrants

The applicable prospectus supplement will describe the terms of debt warrants offered thereby, the warrant agreement relating to the debt warrants and the certificates representing the debt warrants, including the following:

•	the title of the debt warrants;

•	the aggregate number of debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the currency or currencies, including composite currencies or currency units, in which the price of the debt warrants may be payable;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each debt security;

•	the currency or currencies, including composite currencies or currency units, in which any principal, premium, if any, or interest on the debt securities purchasable upon exercise of the debt warrants will be payable;

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of each debt warrant, and the price at which and the currency or currencies, including composite currencies or currency units, in which the principal amount of debt securities may be purchased upon exercise;

•	the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	a discussion of any material United States federal income tax considerations; and

•	any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

Certificates representing debt warrants will be exchangeable for new certificates representing debt warrants of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities issuable upon exercise and will not be entitled to payment of principal of or any premium or interest on the debt securities issuable upon exercise.

Other Warrants

The applicable prospectus supplement will describe the following terms of any other warrants that we may issue:

•	the title of the warrants;

•	the securities (which may include preferred shares or common shares) for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

•	if applicable, the designation and terms of the preferred shares or common shares with which the warrants are issued, and the number of the warrants issued with each share of preferred shares or common shares;

•	if applicable, the date on and after which the warrants and the related preferred shares or common shares will be separately transferable;

•	if applicable, a discussion of any material United States federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder to purchase for cash the principal amount of debt securities or the number of preferred shares or common shares at the exercise price as will in each case be described in, or can be determined from, the applicable prospectus supplement relating to the offered warrants. Warrants may be exercised at any time up to the close of business on the expiration date described in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as described in the applicable prospectus supplement. Upon receipt of payment and the certificate representing the warrant properly completed and duly executed at the corporate trust office of the warrant agent or any other offices indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the securities issuable upon exercise. If less than all of the warrants represented by the certificate are exercised, a new certificate will be issued for the remaining warrants.

DESCRIPTION OF TRUST PREFERRED SECURITIES AND TRUST GUARANTEES

Trust Preferred Securities

Each declaration will authorize the trustees of each trust to issue on behalf of the trust one series of trust preferred securities and one series of trust common securities. We collectively refer to the trust preferred securities and the trust common securities as the trust securities. The trust preferred securities will be issued to the public pursuant to the registration statement of which this prospectus is a part, and the trust common securities will be issued directly or indirectly to us.

The trust preferred securities will have the terms, including dividends, redemption, voting, conversion, liquidation rights and other preferred, deferred or other special rights or restrictions as are described in the applicable declaration or made part of the declaration by the Trust Indenture Act.

Refer to the applicable prospectus supplement relating to the trust preferred securities of each trust for specific terms, including:

•	the distinctive designation of trust preferred securities;

•	the number of trust preferred securities issued by the trust;

•	the annual distribution rate, or method of determining the rate, for trust preferred securities issued by the trust and the date or dates upon which the distributions will be payable and any right to defer payment thereof;

•	whether distributions on trust preferred securities issued by the trust will be cumulative, and, in the case of trust preferred securities having cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on trust preferred securities issued by the trust will be cumulative;

•	the amount or amounts which will be paid out of the assets of the trust to the trust preferred securities holders upon voluntary or involuntary dissolution, winding-up or termination of the trust;

•	the terms and conditions, if any, under which trust preferred securities may be converted into shares of our capital stock, including the conversion price per share and the circumstances, if any, under which the conversion right will expire;

•	the terms and conditions, if any, upon which the related series of our debt securities may be distributed to trust preferred securities holders;

•	the obligation, if any, of the trust to purchase or redeem trust preferred securities issued by the trust and the price or prices at which, the period or periods within which and the terms and conditions upon which trust preferred securities issued by the trust will be purchased or redeemed, in whole or in part, pursuant to the obligation;

•	the voting rights, if any, of trust preferred securities issued by the trust in addition to those required by law, including the number of votes per trust preferred security and any requirement for the approval by the trust preferred securities holders, as a condition to specified action or amendments to the applicable declaration; and

•	any other relevant rights, preferences, privileges, limitations or restrictions of trust preferred securities issued by the trust that are consistent with the applicable declaration or applicable law.

Pursuant to the declaration, the property trustee will own our debt securities purchased by the applicable trust for the benefit of the trust preferred securities holders and the trust common securities holders. The payment of dividends out of money held by the applicable trust, and payments upon redemption of trust preferred securities or liquidation of any trust, will be guaranteed by us to the extent described below under “—Trust Guarantees.”

Specific United States federal income tax considerations applicable to an investment in trust preferred securities will be described in the applicable prospectus supplement.

In connection with the issuance of trust preferred securities, each trust will also issue one series of trust common securities. Each declaration will authorize the regular trustees of a trust to issue on behalf of the trust one series of trust common securities having the terms, including dividends, conversion, redemption, voting, liquidation rights or the restrictions described in the applicable declaration. Except as otherwise provided in the applicable prospectus supplement, the terms of the trust common securities issued by the trust will be substantially identical to the terms of the trust preferred securities issued by the trust, and the trust common securities will rank on equal terms with, and payments will be made on a ratable basis with, the trust preferred securities. However, upon an event of default under the applicable declaration, the rights of the holders of the trust common securities to payment in respect of dividends and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the trust preferred securities holders. Except in limited circumstances, the trust common securities will also carry the right to vote and appoint, remove or replace any of the trustees of the related trust. All of the trust common securities of each trust will be directly or indirectly owned by us.

The applicable prospectus supplement will describe whether we and/or certain of our subsidiaries maintain deposit accounts and conduct other banking transactions, including borrowings in the ordinary course of business, with the property trustee.

Trust Guarantees

Below is a summary of information concerning the trust guarantees which will be executed and delivered by us, at various times, for the benefit of the trust preferred securities holders. The applicable prospectus supplement will describe any significant differences between the actual terms of the trust guarantees and the summary below. This summary does not describe all exceptions and qualifications contained in the indenture or all of the terms of the trust guarantees. You should read the trust guarantees for provisions that may be important to you. Copies of the trust guarantees have been filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

General. We will irrevocably and unconditionally agree, to the extent described in the trust guarantees, to pay in full, to the trust preferred securities holders of each trust, the trust guarantee payments (as defined below), except to the extent paid by the trust, as and when due, regardless of any defense, right of set-off or counterclaim which the trust may have or assert. Our obligation to make a trust guarantee payment may be satisfied by direct payment of the required amounts by us to the trust preferred securities holders or by causing the applicable trust to pay the required amounts to the holders.

The following payments regarding the trust preferred securities, which we refer to as the trust guarantee payments, to the extent not paid by the applicable trust, will be subject to the trust guarantees, without duplication:

•	any accrued and unpaid distributions which are required to be paid on the trust preferred securities, to the extent the trust will have funds legally available;

•	the redemption price, including all accrued and unpaid distributions, payable out of legally available funds, regarding any trust preferred securities called for redemption by the trust; and

•	upon a liquidation of the trust, other than in connection with the distribution of our debt securities to the trust preferred securities holders or the redemption of all of the trust preferred securities issued by the trust, the lesser of:

•	the aggregate of the liquidation preference and all accrued and unpaid distributions on the trust preferred securities to the date of payment; and

•	the amount of assets of the trust remaining available for distribution to the holders of the trust’s trust preferred securities in liquidation of the trust.

Covenants of Ohio Casualty. In each trust guarantee, we will covenant that, so long as any trust preferred securities issued by the trust remain outstanding, and if there will have occurred any event that would constitute an event of default under the trust guarantee or the declaration, we will not do any of the following:

•	declare or pay any dividend on, make any distributions regarding, or redeem, purchase or acquire or make a liquidation payment regarding, any of our capital stock;

•	make any payment of the principal of and any premium and interest on or repay, repurchase or redeem any debt securities issued by us which rank junior to the debt securities owned by the trust; and

•	make any guarantee payments regarding the trust preferred securities, other than pursuant to the trust guarantees.

However, even during such circumstances, we may:

•	purchase or acquire our capital stock in connection with the satisfaction by us of our obligations under any employee benefit plans or pursuant to any contract or security outstanding on the first day of any such event requiring us to purchase our capital stock;

•	reclassify our capital stock or exchange or convert one class or series of our capital stock for another class or series of our capital stock;

•	purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

•	declare dividends or distributions in our capital stock, including stock dividends paid by us which consist of the stock of the same class as that on which any dividend is being paid;

•	redeem or repurchase any rights pursuant to a rights agreement; and

•	make payments under the trust guarantee related to the trust preferred securities.

Amendment and Assignment. Except regarding any changes which do not adversely affect the rights of trust preferred securities holders of any trust, in which case no vote will be required, the trust guarantees regarding the trust preferred securities may be changed only with the prior approval of the holders of not less than a majority in liquidation preference of the outstanding trust preferred securities. The manner of obtaining the approval of trust preferred securities holders will be as described in the applicable prospectus supplement. All guarantees and agreements contained in the trust guarantees will bind our successors, assigns, receivers, trustees and representatives and for the benefit of the holders of the outstanding trust preferred securities.

Termination of the Trust Guarantees. Each trust guarantee will end as to the trust preferred securities issued by the trust upon any of the following:

•	full payment of the redemption price of all trust preferred securities;

•	distribution of our debt securities held by the trust to the trust preferred securities holders; or

•	full payment of the amounts payable in accordance with the declaration upon liquidation of the trust.

Each trust guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities issued by the applicable trust must restore payment of any sums paid under the trust preferred securities or the trust guarantee.

Each trust guarantee represents a guarantee of payment and not of collection. Each trust guarantee will be deposited with the property trustee to be held for the benefit of the trust preferred securities of the applicable trust. The property trustee will have the right to enforce the trust guarantees on behalf of the trust preferred securities holders of the applicable trust. The holders of not less than a majority in aggregate liquidation preference of the trust preferred securities of the applicable trust will have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the applicable trust guarantee, including the giving of directions to the property trustee.

If the property trustee fails to enforce a trust guarantee as provided above, any holder of trust preferred securities of the applicable trust may institute a legal proceeding directly against us to enforce its rights under the trust guarantee, without first instituting a legal proceeding against the applicable trust, or any other person or entity. Each trust guarantee will not be discharged except by payment of the trust guarantee payments in full to the extent not paid by the trust, and by complete performance of all obligations under the trust guarantee.

Governing Law. Each trust guarantee will be governed by, and construed in accordance with, the laws of the State of New York.

The applicable prospectus supplement will set out the status of the trust guarantee.

Expenses of the Trust

We will agree to pay all of the costs, expenses or liabilities of the trusts, other than obligations of the trusts to pay to the holders of any trust preferred securities or trust common securities the amounts due pursuant to the terms of the trust preferred securities or trust common securities.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified or varying number of shares of our common shares, preferred shares or depository shares at a future date or dates. Alternatively, the stock purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specified or varying number of shares of common shares, preferred shares or depositary shares. The price per share of our common shares, preferred shares or depository shares and number of shares of our common shares may be fixed at the time the stock purchase contracts are entered into or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be entered into separately or as a part of a stock purchase unit that consists of (a) a stock purchase contract; (b) warrants; and/or (c) debt securities, trust preferred securities or debt obligations of third parties (including United States treasury securities, other stock purchase contracts or common shares), that would secure the holders’ obligations to purchase or to sell, as the case may be, common shares, preferred shares or depository shares under the stock purchase contract. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice-versa. These payments may be unsecured or prefunded and may be paid on a current or on a deferred basis. The stock purchase contracts may require holders to secure their obligations under the contracts in a specified manner.

The applicable prospectus supplement will describe the terms of any stock purchase contract or stock purchase unit and will contain a discussion of the material United States federal income tax considerations applicable to the stock purchase contracts and stock purchase units. The description in the applicable prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units.

PLAN OF DISTRIBUTION

We and/or the trust may sell the securities covered by this prospectus in any of three ways (or in any combination):

•	to or through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and applicable prospectus supplement. If so, the third party may use securities borrowed from others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

The applicable prospectus supplement will set forth the terms of the offering of the securities covered by this prospectus, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the initial public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters or the third parties described above may offer and sell the offered securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

If indicated in an applicable prospectus supplement, we and/or the trust may sell the securities through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we and/or the trust pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We and/or the trust may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us and/or the trust at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future.

The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we and/or the trust pay for solicitation of these delayed delivery contracts.

Each underwriter, dealer and agent participating in the distribution of any offered securities which are issuable in bearer form will agree that it will not offer, sell, resell or deliver, directly or indirectly, offered securities in bearer form in the United States or to United States persons except as otherwise permitted by Treasury Regulations Section 1.163-5(c)(2)(i)(D).

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Agents, underwriters and other third parties described above may be entitled to indemnification by us and/or the trust against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us and/or the trust in the ordinary course of business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy any of this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. These reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities to be offered. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and does not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its web site.

We “incorporate by reference” into this prospectus information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus and later information that we file with the SEC will automatically update and supercede that information. This prospectus, incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

The following documents listed below, which we have previously filed with the SEC, are incorporated by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002; and

•	our Current Reports on Form 8-K, dated April 25, 2003 and May 8, 2003.

All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus and prior to the termination of the offering of the securities shall also be deemed to be incorporated in this prospectus by reference.

You may request a copy of these filings, at no cost, by wiring or telephoning our Chief Financial Officer at the following address or telephone number:

Ohio Casualty Corporation

9450 Seward Road

Fairfield, Ohio 45014

Attention: Chief Financial Officer

(513) 603-2600

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

You may obtain additional information about us from our web site (www.ocas.com). Information on our web site is not incorporated by reference into this prospectus and should not be considered part of this prospectus. Our web site address is included in this prospectus as an inactive textual reference only.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us and the trust by Vorys, Sater, Seymour and Pease LLP, and/or by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The consolidated financial statements and related financial statement schedules for the years ended December 31, 2002 and 2001 incorporated in this prospectus by reference from the Annual Report on Form 10-K for the fiscal year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as stated in their report, which has been incorporated herein by reference, and has been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and related financial statement schedules for the year ended December 31, 2000 incorporated in this prospectus by reference from the Annual Report on Form 10-K for the fiscal year ended December 31, 2002 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which has been incorporated by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$200,000,000

Ohio Casualty Corporation

7.30% Senior Notes due 2014

Citigroup

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Merrill Lynch & Co.

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